As submitted to the Securities and Exchange Commission confidentially on February 4, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cidara Therapeutics, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2836	46-1537286
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6310 Nancy Ridge Drive, Suite 101

San Diego, California 92121

(858) 752-6170

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeffrey Stein, Ph.D.

President and Chief Executive Officer

Cidara Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 101

San Diego, California 92121

(858) 752-6170

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Charles J. Bair, Esq. Karen E. Deschaine, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Eric W. Blanchard, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 841-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (1)
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2015

PRELIMINARY PROSPECTUS

            Shares

Common Stock

Cidara Therapeutics, Inc. is offering              shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $         and $         per share.

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “CDTX.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions (1)	$	$
Proceeds to Cidara Therapeutics, Inc. (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days to purchase up to an additional              shares of common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and the total proceeds to us, before expenses will be $        .

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2015.

Jefferies	Leerink Partners

Wedbush PacGrow Life Sciences

Needham & Company

BTIG

Prospectus dated                     , 2015

Neither we nor any of the underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we may have referred you in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor any of the underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any free writing prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “we,” “us,” “the Company” and “our” refer to Cidara Therapeutics, Inc.

Overview

We are a biotechnology company focused on the discovery, development and commercialization of novel anti-infectives for the treatment of diseases that are inadequately addressed by current standard of care therapies. Our initial pipeline is comprised of proprietary product candidates for the treatment of serious fungal infections. Our first product candidate is biafungin, a potential once-weekly intravenous, or IV, therapy being developed for the treatment and prevention of systemic fungal infections. Biafungin is an echinocandin—a proven class of antifungals. Our second product candidate, topifungin, is a first-in-class topical formulation of biafungin for the treatment of vulvovaginal candidiasis, or VVC, a prevalent mucosal infection. In addition, we have developed a proprietary immunotherapy technology platform, CloudbreakTM, which we use to create compounds designed to direct a patient’s immune cells to attack and eliminate pathogens that cause infectious disease. We are developing our first Cloudbreak development candidate, C-001, for the treatment of invasive aspergillosis, an infection caused by the fungal pathogen, Aspergillus. We are also evaluating additional opportunities to expand our Cloudbreak immunotherapy platform to other areas of infectious disease.

We are focused on the anti-infectives market, which we believe has the following advantages for the development of innovative products:

■	a high correlation between efficacy in preclinical animal models and outcomes of clinical trials;

■	a regulatory environment that provides developers of anti-infectives opportunities to reduce development costs and time to market;

■	an ability to commercialize anti-infective products with a focused sales and marketing organization for inpatient and outpatient settings; and

■	attractive commercial opportunities in certain segments of the market, such as the prescription systemic antifungal market in which there is high unmet need, high mortality rates and few new agents in development.

We estimate that the worldwide annual sales of prescription systemic antifungals are approximately $3.7 billion. This includes therapies used as prophylaxis (preventive) in the outpatient setting, therapies used for the treatment of hospitalized patients, and therapies used for the treatment of patients who are being discharged from the hospital. The majority of hospital infections are caused by two fungi, Candida and Aspergillus. These fungi are responsible for over 90% of the approximately 97,000 deaths that we estimate are associated annually in the United States with fungal infections. Physicians’ options for the treatment of fungal infections are limited by a lack of innovative therapies. The last new class of antifungals introduced into the market was launched in 2001.

We are developing a balanced pipeline of product and development candidates, with an initial focus on serious antifungal infections. Our lead product candidates are enchinocandins, a proven class of antifungals. In addition, we have created our proprietary Cloudbreak immunotherapy platform to generate new development candidates that we expect to expand and diversify our pipeline and have the potential to transform the treatment of infectious disease caused by a variety of fungal, bacterial and viral pathogens.

Our Product Candidates Biafungin and Topifungin

Biafungin, our lead product candidate, is a novel molecule in the echinocandin class of antifungals. We are initially developing biafungin for the treatment and prevention of systemic Candida infections. These infections include candidemia and related cases of invasive candidiasis, which are fungal infections associated with high mortality rates. The current treatment alternatives for systemic fungal infections, including polyenes, azoles and currently-approved echinocandins, have limitations that we believe may be addressed by novel antifungals. Biafungin has a prolonged half-life which, in contrast to all other echinocandins, may allow for once-weekly IV therapy. We believe that this pharmacokinetic profile may overcome the limitations of the current standard of care by potentially offering the ability to treat resistant pathogens, allowing single-agent treatment across inpatient and outpatient settings, facilitating shorter and less costly hospital stays, improving compliance for outpatients and providing more convenient outpatient echinocandin prophylaxis regimens. We intend to file an investigational new drug application, or IND, and initiate a Phase 1 clinical trial for biafungin in the second half of 2015.

Topifungin, our second product candidate, is a topical formulation of biafungin for the treatment of recurrent VVC, or RVVC. RVVC is defined as the occurrence of four or more VVC infections in one year. RVVC is a painful, chronic infection affecting four to five million women in the United States each year. There are no therapies currently approved for RVVC. Current off-label treatments include chronic self-medication with over-the-counter topical antifungals and the use of prescription fluconazole, an oral azole. Azoles are fungistatic, which means that they slow the growth of, but do not kill, the fungus. In addition, azoles are not active against certain species of Candida that cause VVC. Therefore, azoles often fail to prevent recurrent infections in women with RVVC. By contrast, echinocandins, including topifungin, are fungicidal, which means that they kill the fungus, including all of the species of Candida that cause VVC. Unlike currently available echinocandins, which can only be administered intravenously, topifungin is being developed for topical use due to its high solubility, stability and potency at vaginal pH values. We intend to file an IND and initiate a Phase 1b/2 clinical trial for topifungin in the second half of 2015.

Our Cloudbreak Immunotherapy Platform

We believe that our Cloudbreak immunotherapy platform is a fundamentally new approach for the treatment of infectious disease. The design of the Cloudbreak immunotherapy platform recognizes that most infectious disease is due to a temporary deficiency in the function of the immune system. Our Cloudbreak development candidates are designed to address this deficiency by recruiting components of the patient’s immune system to the site of infection, enabling more effective treatment. Similar to the way that immunotherapy has the potential to revolutionize the treatment of cancer by redirecting the immune system to destroy cancer cells, we believe that the Cloudbreak immunotherapy platform has the potential to transform the treatment of infectious disease caused by a variety of fungal, bacterial and viral pathogens. The Cloudbreak immunotherapy platform is similar to certain cancer immunotherapies in that it uses molecules with two binding sites, one that binds to a cell surface target and a second that binds to specific receptors on immune cells. Unlike cancer immunotherapies, we utilize small molecules which allow for more rapid and versatile synthesis at a lower cost. We are developing our initial Cloudbreak development candidates, C-001 and C-016, for the treatment of invasive aspergillosis, a severe fungal infection that typically afflicts immunocompromised patients, such as patients undergoing organ or bone marrow transplantation or chemotherapy. We have demonstrated preclinical proof-of-principle efficacy and safety for Cloudbreak development candidates in multiple preclinical studies.

Management Team

We have assembled a team of senior executives with significant experience in the anti-infectives market and a track record of successfully developing and commercializing many anti-infective products. Our management team includes the following key individuals.

■

Jeff Stein, Ph.D., our Chief Executive Officer, was CEO of Trius Therapeutics, Inc. from its founding in 2007 until its acquisition by Cubist Pharmaceuticals in September 2013. During his tenure, Trius developed the antibacterial drug tedizolid, which received marketing approval from the U.S. Food and Drug Administration, or FDA, in June 2014 and is marketed under the name Sivextro. He was also founding Chairman and President of the Antibiotics Working Group, an industry led non-profit organization. Previously, he was founder, director and Chief Scientific Officer of Quorex, an anti-infectives company that was acquired by Pfizer in 2005.

■	Dirk Thye, M.D., our Chief Medical Officer, was a founder of Cerexa, Inc. where he led the development of the antibacterial drug ceftaroline, marketed under the name Teflaro by Forest Laboratories, Inc. (now, Actavis plc). After Cerexa was acquired in 2007 by Forest Laboratories and operated as an independent subsidiary, Dr. Thye became its President. Prior to joining Cerexa, Dr. Thye was a founder and Senior Vice President of Clinical Development for Peninsula Pharmaceuticals, Inc., which developed doripenem, marketed under the name Doribax by Johnson & Johnson, for severe bacterial infections in hospitalized patients, before it was acquired by Johnson & Johnson in 2005.

■	Ken Bartizal, Ph.D., our Chief Development Officer, served previously as Chief Development Officer at Trius Therapeutics, leading development of Sivextro from pre-IND to NDA filing. Prior to joining Trius, Dr. Bartizal was the Executive Director and Head of Infectious Diseases at Merck & Co., where he led development of caspofungin, marketed under the name Cancidas, the first echinocandin antifungal, from discovery through regulatory approval. Similarly, he oversaw nonclinical developmental for marketing approval of ertapenem, marketed under the name Invanz, Merck’s carbapenem antibiotic for antibiotic-resistant bacteria.

■	Paul Daruwala, our Chief Commercial Officer, was previously the Vice President of the U.S. Viral Hepatitis Franchise at Bristol Myers Squibb. He also served in various commercial capacities at Vertex Pharmaceuticals, where he led the successful launch of telaprevir, initially marketed under the name Incivek, for the treatment of hepatitis C virus, or HCV. Mr. Daruwala previously spent eighteen years at Merck & Co. in U.S. and global leadership roles including as U.S. Lead for HCV, Global Lead for Antiviral New Products, Global Lead for the Hospital Antifungal Franchise, Director of New Product Licensing and Acquisitions, Director of Marketing and Strategic Planning for the Anti-inflammatory and Analgesic Franchise. As Global Brand Leader of Merck’s antifungal franchise, Mr. Daruwala was responsible for the commercial strategy and execution of Cancidas.

■	Kevin Forrest, Ph.D., our Chief Operating Officer and Chief Financial Officer, is a founder of Cidara. Previously, he was a Principal at 5AM Ventures, our founding investor. At 5AM, he led the spin-out of Epirus Biopharmaceuticals, where he served as interim Vice President of Corporate Development. He also led or supported investments in numerous 5AM portfolio companies, including Relypsa, Inc., Semprus Biosciences (acquired by Teleflex Incorporated) and Marcadia Biotechnologies (acquired by F. Hoffman-La Roche AG).

■	Jim Balkovec, Ph.D., our Senior Vice President, Research, has over 28 years of experience in the pharmaceutical industry and has a broad background in drug discovery. He served previously as Senior Scientific Director and Team Leader at Merck & Co. where he managed programs in infectious disease, metabolic syndrome, inflammatory and thrombosis disease areas and has brought over a dozen development candidates into clinical development. Among these, he led the discovery efforts and is a co-inventor of Cancidas.

Our Strategy

Our objective is to become the leading biotechnology company in the discovery, development and commercialization of novel, best-in-class anti-infectives. Key elements of our strategy include:

■	Rapidly advance our initial antifungal candidates to commercialization. We plan to leverage the favorable regulatory environment for anti-infectives to expedite the development of our product candidates, biafungin and topifungin, and our Cloudbreak development candidates.

■	Continue to invest in our Cloudbreak immunotherapy platform. We believe that our Cloudbreak immunotherapy platform has broad potential applications across a wide spectrum of infectious diseases, including fungal, bacterial and viral infections. We intend to aggressively pursue expansion into these therapeutic areas and the generation of new Cloudbreak development candidates to strengthen our pipeline. In addition, we will continue to establish intellectual property related to this platform, its applications and development candidates.

■	Commercialize products in the United States with a targeted sales force. We intend to build and manage a targeted sales and marketing organization to commercialize our products, if approved, in the United States, addressing the relatively small base of well-defined customers in both the hospital and outpatient settings. We may seek to collaborate with other parties to commercialize our products outside of the United States.

■	Leverage our management’s expertise in anti-infectives to acquire or in-license complementary product candidates. In addition to our current product and development candidates, we will evaluate acquisition or in-licensing opportunities to potentially expand and diversify our pipeline. Our management team will focus on opportunistically identifying complementary assets that are at commercial stage or in advanced stages of clinical development.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

■	We are very early in our development efforts, which may not be successful.

■	If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

■	Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

■	If, in the future, we are unable to establish sales and marketing capabilities or to selectively enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.

■	We intend to rely on third parties to conduct our clinical trials and to continue to rely on third parties to conduct some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

■	If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be impaired.

■	We will need substantial additional funding to advance the development of our product candidates. If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our drug development and discovery programs or commercialization efforts.

■	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

■	If our efforts to protect the proprietary nature of the intellectual property related to biafungin or our other product candidates are not adequate, we may not be able to compete effectively in our market.

Corporate Information

We were incorporated in Delaware as K2 Therapeutics, Inc. in December 2012. In July 2014, we changed our name to Cidara Therapeutics, Inc. Our principal executive offices are located at 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121, and our telephone number is (858) 752-6170. Our corporate website address is www.cidara.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We have common law, unregistered trademarks for “Cidara Therapeutics” and “Cloudbreak” based on use of the trademarks in the United States. We also have a pending application with the United States Patent and Trademark Office for registration of the “Cloudbreak” trademark. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

■	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

■	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

■	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

■	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Option to purchase additional shares	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for the following purposes: (1) $ for the clinical development of biafungin and topifungin, through the completion of Phase 2 clinical trials, and the initiation of the pivotal Phase 3 clinical trial for topifungin; (2) $ for the preclinical development, IND-enabling studies and early clinical trials of our current Cloudbreak development candidates; (3) $ for research and discovery efforts related to the expansion of our Cloudbreak immunotherapy platform to other areas of infectious disease; and (4) the balance to fund working capital, including general operating expenses. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed NASDAQ Global Market symbol	CDTX

Directed share program	At our request, the underwriters have reserved up to shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors and officers and certain other parties related to us. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the “Underwriting” section of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

The number of shares of our common stock to be outstanding after this offering is based on 126,020,604 shares of common stock outstanding as of September 30, 2014, after giving effect to the conversion of our outstanding Series A convertible preferred stock into 97,526,081 shares of common stock, and excludes:

■	shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2014, at a weighted-average exercise price of $ per share;

■	shares of common stock reserved for issuance upon the exercise of a warrant to purchase up to shares of Series A convertible preferred stock issued to Comerica Bank in December 2014;

■	shares of restricted common stock which are subject to a right of repurchase by us;

■	shares of common stock reserved for future issuance under our 2015 Equity Incentive Plan, or the 2015 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including the shares of common stock reserved for issuance under our 2013 Stock Option and Grant Plan, or the 2013 Plan, which shares will be added to the shares reserved under the 2015 Plan upon its effectiveness, and which as of September 30, 2014 was shares of common stock); and

■	shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

■	a 1-for- reverse stock split of our common stock to be effected prior to the completion of this offering;

■	the conversion of all our outstanding Series A convertible preferred stock as of September 30, 2014 into an aggregate of 97,526,081 shares of common stock in connection with the closing of this offering;

■	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock; and

■	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering.

Summary Financial Data

The following summary financial data should be read together with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary financial data in this section are not intended to replace our financial statements and the related notes. We derived the summary statement of operations data for the period from December 6, 2012 (inception) to December 31, 2012 and the year ended December 31, 2013 from our audited financial statements and related notes appearing elsewhere in this prospectus. We derived the summary statement of operations data for the nine months ended September 30, 2013 and 2014 and the summary balance sheet data as of September 30, 2014 from our unaudited financial statements and related notes appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our financial position as of September 30, 2014 and the results of operations for the nine months ended September 30, 2013 and 2014. Our historical results are not necessarily indicative of the results that may be expected in the future and results from our interim period may not necessarily be indicative of the results of the entire year.

	PERIOD FROM DECEMBER 6, 2012 (INCEPTION) TO DECEMBER 31, 2012	YEAR ENDED DECEMBER 31, 2013		NINE MONTHS ENDED SEPTEMBER 30,
				2013	2014
	(in thousands, except share and per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$1		$810	$578		$3,236
Cost of in-process research and development acquired	—		—	—		1,607
General and administrative	65		272	211		2,130

Total operating expenses	66		1,082	789		6,973

Loss from operations	(66)		(1,082)	(789)		(6,973)

Other expense:
Interest expense	—		(95)	(62)		(89)
Change in fair value of convertible notes payable	—		(167)	(91)		(183)

Total other expense	—		(262)	(153)		(272)

Net loss	$(66)		$(1,344)	$(942)		$(7,245)

Net loss per common share, basic and diluted (1)	$(0.01)		$(0.16)	$(0.12)		$(0.40)

Weighted-average shares outstanding, basic and diluted (1)	7,915,383		8,222,086	7,961,953		18,199,771

Pro forma net loss per share, basic and diluted (unaudited) (1)		$			$

Pro forma weighted-average shares outstanding, basic and diluted (unaudited) (1)

(1)	See Note 2 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	AS OF SEPTEMBER 30, 2014
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)(3)
	(unaudited, in thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,568	$	$
Working capital	24,753
Total assets	26,631
Convertible preferred stock	32,548
Accumulated deficit	(8,655)
Total stockholders’ equity (deficit)	(6,975)

(1)	Pro forma amounts reflect the conversion of all our outstanding shares of our Series A convertible preferred stock as of September 30, 2014 into an aggregate of 97,526,081 shares of our common stock in connection with the closing of this offering.

(2)	Pro forma as adjusted amounts reflect the pro forma conversion adjustments described in footnote (1) above, as well as the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of the cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $ million, assuming the number of shares offered by us as stated on the cover of this prospectus remain unchanged and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $ million, assuming the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Drug Discovery, Development and Commercialization

We are very early in our development efforts, which may not be successful.

All of our product candidates are in the preclinical stage of development. We do not anticipate filing an IND for our lead product candidate, biafungin, until the second half of 2015. Because of the early stage of our development efforts, we are still in the process of determining the clinical development path for our current and future product candidates. As a result, the timing and costs of the regulatory paths we will follow and marketing approvals remain uncertain. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our early-stage product candidates. The success of biafungin, topifungin, and any other product candidates we may develop will depend on many factors, including the following:

■	successful completion of preclinical studies to enable submissions of INDs;

■	successful enrollment in, and completion of, clinical trials;

■	demonstrating safety and efficacy;

■	receipt of marketing approvals from applicable regulatory authorities;

■	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

■	obtaining and maintaining patent and trade secret protection and non-patent exclusivity for our product candidates and technologies;

■	launching commercial sales of the product candidates, if and when approved, whether alone or selectively in collaboration with others;

■	acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

■	effectively competing with other therapies;

■	a continued acceptable safety profile of the products following approval; and

■	enforcing and defending intellectual property rights and claims.

If we do not accomplish one or more of these goals in a timely manner, or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would harm our business.

We may not be successful in our efforts to identify, discover or acquire potential product candidates.

Our Cloudbreak immunotherapy platform and other drug discovery efforts may not be successful in identifying molecules that could be developed as drug therapies. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons. In particular, our research methodology used may not be successful in identifying compounds with sufficient potency or bioavailability to be potential product candidates. In addition, our potential product candidates may, on further study, be shown to have harmful side effects or other negative characteristics.

Research programs to identify new product candidates require substantial technical, financial and human resources. We may choose to focus our efforts and resources on potential product candidates that ultimately prove to be unsuccessful. If we are unable to identify or acquire suitable compounds for preclinical and clinical development, we will not be able to generate product revenue, which would harm our financial position and adversely impact our stock price.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials could occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a particular clinical trial do not necessarily predict final results of that trial. Moreover, preclinical and clinical data are often susceptible to multiple interpretations and analyses. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. For example, the high rate of correlation for clinical efficacy for antifungals and anti-infectives based on preclinical data may not apply for our current or future product candidates, and any of the potential benefits that we anticipate for human clinical use may not be realized.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including that:

■	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

■	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

■	clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

■	the number of patients required for clinical trials of our product candidates may be larger than we anticipate; enrollment in these clinical trials may be slower than we anticipate, clinical sites may drop out of our clinical trials or participants may drop out of these clinical trials at a higher rate than we anticipate;

■	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

■	regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks due to serious and unexpected side effects;

■	the cost of clinical trials of our product candidates may be greater than we anticipate;

■	the FDA or comparable foreign regulatory authorities could require that we perform more studies than, or evaluate clinical endpoints other than, those that we currently expect; and

■	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

■	be delayed in obtaining marketing approval for our product candidates;

■	not obtain marketing approval at all;

■	obtain approval for indications or patient populations that are not as broad as intended or desired;

■	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

■	be subject to additional post-marketing testing requirements; or

■	have the product removed from the market after obtaining marketing approval.

Product development costs will also increase if we experience delays in testing or in receiving marketing approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates, could allow our competitors to bring products to market before we do, and could impair our ability to successfully commercialize our product candidates, any of which may harm our business and results of operations.

We may not be successful in our efforts to use and expand our Cloudbreak immunology platform to build a pipeline of product candidates.

A key element of our strategy is to use and expand our Cloudbreak immunology platform to build a pipeline of development candidates and progress these through clinical development for the treatment of a wide variety of infectious diseases, including bacterial and viral infections. To date, the only development candidates that we have identified from the platform are antifungals, and they are in very early preclinical testing. Even if we are successful in continuing to build our pipeline, the potential development candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and eventually commercialize products, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect our share price.

If we experience delays or difficulties in enrolling patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or analogous regulatory authorities outside the United States. In addition, some of our competitors may have ongoing clinical trials for product candidates that would treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment is also affected by other factors, including:

■	severity of the disease under investigation;

■	availability and efficacy of approved medications for the disease under investigation;

■	eligibility criteria for the trial in question;

■	perceived risks and benefits of the product candidate under study;

■	efforts to facilitate timely enrollment in clinical trials;

■	reluctance of physicians to encourage patient participation in clinical trials;

■	the ability to monitor patients adequately during and after treatment; and

■	proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse effects or unexpected characteristics of our product candidates are identified during development, we may need to abandon or limit our development of some or all of our product candidates.

All of our programs are in preclinical development and their risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. If our product candidates are associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. For example, the pharmacokinetic properties, such as a longer half-life, that differentiate biafungin from other echinocandins could have side effects that we have not anticipated and the consequences of such side effects could be more severe than has been seen with other echinocandins that have shorter half-lives or are dosed at lower concentrations than we expect for biafungin. Additionally, the treatment advantages that we are predicting for biafungin, such as lower healthcare costs resulting from an ability to administer biafungin once-weekly or the predicted ability of biafungin to be effective against resistant strains of fungal pathogens, may not be realized.

In the biotechnology industry, many agents that initially show promise in early stage testing may later be found to cause side effects that prevent further development of the agent. In addition, fungal infections can occur in patients with co-morbidities and weakened immune systems, and there may be adverse events and deaths in our clinical trials that are attributable to factors other than investigational use of our product candidates.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We have limited financial resources. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community for us to achieve commercial success. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenue to become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

■	the efficacy and potential advantages compared to alternative treatments;

■	the terms of any approvals and the countries in which approvals are obtained;

■	limitations or warnings contained in any labeling approved by the FDA or other regulatory agency;

■	our ability to offer any approved products for sale at competitive prices;

■	convenience and ease of administration compared to alternative treatments;

■	the willingness of the target patient population to try new therapies or dosing regimens;

■	the willingness of physicians to prescribe these therapies and, in the case of biafungin, transition to a once-weekly dosing regimen from traditional once-daily dosing;

■	the strength of marketing and distribution support;

■	the success of competing products and the marketing efforts of our competitors;

■	sufficient third-party coverage and adequate reimbursement; and

■	the prevalence and severity of any side effects.

If, in the future, we are unable to establish sales and marketing capabilities or to selectively enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to other third parties. In the future, we may choose to build a focused sales and marketing infrastructure to sell some of our product candidates if and when they are approved.

There are risks involved both with establishing our own sales and marketing capabilities and with entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

■	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

■	the inability of sales personnel to obtain access to physicians or to achieve adequate numbers of prescriptions for any future products; and

■	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability of these product revenues to us may be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Regulatory incentives to develop drugs for treatment of infectious diseases have increased interest and activity in this area and will lead to increased competition for clinical investigators and clinical trial subjects, as well as for future prescriptions, if any of our product candidates are successfully developed and approved. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the indications on which we are focusing our product development efforts. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Biafungin will primarily compete with antifungal classes for the treatment of candidemia, which include polyenes, azoles and echinocandins. The approved branded therapies for this indication include Cancidas (caspofungin, marketed by Merck & Co.), Eraxis (anidulafungin, marketed by Pfizer, Inc.) and Mycamine (micafungin, marketed by Astellas Pharma US, Inc.). In addition, there are other generic products approved for candidemia, marketed by companies such as Baxter Healthcare Corporation, Mylan Inc. and Glenmark Generics Inc., among others. In addition to approved therapies, we expect that biafungin will compete with product candidates that we are aware of in clinical development by third parties, including SCY-078 (being developed by Scynexis, Inc.) and isavuconazole (being developed jointly by Astellas Pharma and Basilea Pharmaceutica Ltd.).

Topifungin will primarily compete against azole agents (oral, topical and intravaginal), currently used in the treatment of VVC, as well as over-the-counter topical agents used to treat these conditions. The approved prescription therapies for VVC are Diflucan (fluconazole) and Terazol (terconazole). Several over-the-counter topical agents such as Monistat (miconazole), Gyne-Lotrimin (clotrimazole) or Gynazole-1 (butoconazole) are also used to treat VVC. In addition to approved therapies, we expect that topifungin will compete with product candidates that we are aware of in clinical development by third parties, including VT-1161 (being developed by Viamet Pharmaceuticals, Inc.) and albaconazole (being developed by Actavis plc).

We intend to develop C-001, the first development candidate from our Cloudbreak immunotherapy platform, for the treatment of invasive aspergillosis. The approved branded therapy for invasive aspergillosis is V-fend (voriconazole, marketed by Pfizer, Inc.). There are other generic products approved for the treatment of invasive aspergillosis marketed by companies such as Sandoz (a Novartis Company), Teva Pharmaceutical Industries Ltd and Glenmark Generics Inc., among others.

Our competitors may develop products that are more effective, safer, more convenient or less costly than any that we are developing or that would render our product candidates obsolete or non-competitive. Our competitors may also obtain marketing approval from the FDA or other regulatory authorities for their products sooner than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of our competitors have significantly greater name recognition, financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These same competitors may invent technology that competes with our Cloudbreak immunotherapy platform.

These third parties may compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Even if we are able to commercialize any product candidates, these products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new drugs vary widely from country to country. In the United States, new and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product-licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial marketing approval is granted. As a result, we might obtain marketing approval for a drug in a particular country, but then be subject to price regulations that delay its commercial launch, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the drug in that country. Adverse pricing limitations may hinder our ability to commercialize and generate revenue from one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health programs, private health insurers and other third-party payors. Third-party payors decide which medications they will pay for and establish reimbursement levels. A significant trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payment for particular medications. Increasingly, third-party payors are requiring that drug companies provide predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, if reimbursement is available, the level of reimbursement may not be sufficient. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and adequate reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for coverage and reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Coverage and reimbursement rates may vary according to the use of the drug and the medical circumstances under which it is used, may be based on reimbursement levels already set for lower cost products or procedures or may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Commercial third-party payors often rely upon Medicare coverage policies and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded programs and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize our approved products and our overall financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit the commercialization of any product candidates we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop after approval. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

■	decreased demand for any product candidates that we may develop;

■	injury to our reputation and significant negative media attention;

■	withdrawal of clinical trial participants;

■	significant costs to defend any related litigation;

■	substantial monetary awards to trial participants or patients;

■	loss of revenue; and

■	the inability to commercialize any products we may develop.

Although we intend to obtain product liability insurance prior to the initiation of clinical trials, such insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as we continue clinical trials and if we successfully commercialize any products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees in our workplace, including those resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, chemical, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Our Dependence on Third Parties

We intend to rely on third parties to conduct our clinical trials and to continue to rely on third parties to conduct some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

We current rely and expect to continue to rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials and to conduct some aspects of our research and preclinical testing. Any of these third parties may terminate their engagements with us at any time. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, available at www.clinicaltrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

We have no experience manufacturing product candidates on a clinical or commercial scale and will be dependent on third parties for the manufacture of our product candidates. If we experience problems with any of these third parties, they could delay our clinical development or marketing approval of our product candidates.

We do not have any manufacturing facilities. We currently rely, and expect to continue to rely, on third-party manufacturers for the manufacture of our product candidates for preclinical studies and clinical trials and for commercial supply of any of these product candidates for which we obtain marketing approval. We do not have a long-term supply agreement with any third-party manufacturers, and we purchase our required drug supply on a purchase order basis.

We may be unable to establish agreements with third-party manufacturers or to do so on terms favorable to us. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

■	reliance on the third party for regulatory compliance and quality assurance;

■	the possible breach of the manufacturing agreement by the third party; and

■	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with current U.S. Good Manufacturing Practice requirements, or cGMPs, or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could adversely affect supplies of our product candidates and harm our business and results of operations.

Any product that we may develop may compete with other product candidates and products for access to these manufacturing facilities. There are a limited number of manufacturers that operate under cGMPs and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply for bulk drug substances. If any one of our current contract manufacturers cannot perform as agreed, we may be required to replace that manufacturer. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

We also expect to rely on third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of these third parties could delay clinical development or marketing approval of our product candidates or commercialization of our drugs, producing additional losses and depriving us of potential revenue. Although we believe that there are several potential alternative third parties who could store and distribute drug supplies for our clinical trials, we may incur added costs and delays in identifying and qualifying any such replacement.

We may seek to selectively establish collaborations, and, if we are unable to establish them on commercially reasonable terms or at all, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with other pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors.

Those factors may include:

■	the design or results of clinical trials;

■	the likelihood of approval by the FDA or similar regulatory authorities outside the United States;

■	the potential market for the subject product candidate;

■	the costs and complexities of manufacturing and delivering such product candidate to patients;

■	the potential of competing products;

■	the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge; and

■	industry and market conditions generally.

The collaborator may also consider alternative product candidates for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate.

To the extent we enter into any collaborations, we may depend on collaborators for the development and commercialization of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of our product candidates.

We may selectively seek third-party collaborators for the development and commercialization of our product candidates. Our likely collaborators for any collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. If we enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates pose many risks to us, including that:

■	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

■	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

■	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

■	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates or products if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

■	a collaborator with marketing and distribution rights to one or more product candidates or products may not commit sufficient resources to the marketing and distribution of such drugs;

■	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

■	disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or products or that result in costly litigation or arbitration that diverts management attention and resources;

■	we may lose certain valuable rights under circumstances identified in our collaborations if we undergo a change of control;

■	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

■	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and

■	if a future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished or terminated.

Risks Related to Regulatory Approval of Our Product candidates and Other Legal Compliance Matters

We have not yet requested, and may not be able to obtain, Qualified Infectious Disease Product, or QIDP, breakthrough therapy, fast track or orphan drug designations or accelerated approval from the FDA for any of our product candidates.

There are a number of incentive programs that the FDA administers to facilitate development of drugs in areas of unmet medical need. We have no human clinical data on any of our product candidates and none of them may qualify under any of FDA’s existing or future programs to expedite drug development in areas of unmet medical need. Without access to such benefits, we may require more time, larger trials and incur greater expense in the development of our product candidates.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. For example, in order to commence clinical trials of our product candidates in the United States, we must file an IND. The FDA may place our development program on clinical hold and require further preclinical testing prior to allowing our clinical trials to proceed. In addition, although we anticipate that our IND submission for topifungin will be supported by our preclinical testing of biafungin, the FDA may not view such tests as supportive.

We must obtain marketing approval in each jurisdiction in which we market our products. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party contract research organizations to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and elsewhere, is expensive, may take many years and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. We cannot assure you that we will ever obtain any marketing approvals in any jurisdiction. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical or other studies, and clinical trials. In addition, varying interpretations of the data obtained from preclinical testing and clinical trials could delay, limit or prevent marketing approval of a product candidate. Additionally, any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Any product candidate for which we obtain marketing approval could be subject to marketing restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements, quality assurance and corresponding maintenance of records and documents and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the medicine. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure that they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing.

In addition, later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

■	restrictions on such products, manufacturers or manufacturing processes;

■	restrictions on the labeling, marketing, distribution or use of a product;

■	requirements to conduct post-approval clinical trials;

■	warning or untitled letters;

■	withdrawal of the products from the market;

■	refusal to approve pending applications or supplements to approved applications that we submit;

■	recall of products;

■	fines, restitution or disgorgement of profits or revenue;

■	suspension or withdrawal of marketing approvals;

■	refusal to permit the import or export of our products;

■	product seizure; and

■	injunctions or the imposition of civil or criminal penalties.

Our relationships with customers, health care professionals and third-party payors will be subject to applicable healthcare laws, which could expose us to penalties, including administrative, civil, criminal penalties, damages, fines, imprisonment, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare professionals and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with customers, healthcare professionals and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our medicines for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

■	the federal healthcare anti-kickback statute prohibits, among other things, persons and entities from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

■	the federal false claims laws impose criminal and civil penalties, including civil whistleblower or qui tam actions under the federal Civil False Claims Act, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

■	the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

■	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

■	the federal transparency requirements under the Affordable Care Act requires certain manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

■	analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to our business activities, including sales or marketing arrangements and claims involving healthcare items or services including, in some states, those reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments or other transfers of value provided to physicians and other health care providers and entities or marketing expenditures.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, imprisonment and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

For example, in March 2010, President Obama signed into law the Affordable Care Act, a sweeping law intended to, among other things, broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Affordable Care Act revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with health care practitioners. Although it is too early to determine the full effect of the Affordable Care Act, the law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

We expect that additional healthcare reform measures will be adopted within and outside the United States in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures. The continuing efforts of third-party payors to contain or reduce costs of healthcare may adversely affect the demand for any drug products for which we may obtain regulatory approval, our ability to set a price that we believe is fair for our products, our ability to obtain coverage and reimbursement approval for a product, our ability to generate revenues and achieve or maintain profitability, and the level of taxes that we are required to pay.

Risks Related to Our Intellectual Property

If our efforts to protect the proprietary nature of the intellectual property related to biafungin or our other product candidates are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trademarks, trade secret protection and confidentiality agreements to protect the intellectual property related to biafungin, topifungin, and our other product candidates, including our Cloudbreak immunology platform. Any involuntary disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain and our commercial success will depend on our ability to obtain patents and maintain adequate protection for biafungin and other product candidates in the United States and other countries. We currently hold an issued U.S. utility patent, two pending U.S. utility patent applications and pending foreign national and regional counterpart patent applications covering various aspects of biafungin. We also hold a pending international application and two U.S. provisional patent applications covering various aspects of our Cloudbreak immunotherapy platform. The patent applications may fail to result in issued patents in the United States or in foreign countries or jurisdictions. Even if the patents do successfully issue, third parties may challenge the patents.

Further, the existing and/or future patents, if any, may be too narrow to prevent third parties from developing or designing around these patents. If the sufficiency of the breadth or strength of protection provided by the patent and patent applications we own with respect to biafungin or the patents we pursue related to any of our other product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize biafungin and our other product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced, although a patent term extension or supplementary protection certificate may be available in certain jurisdictions and having varied scope to compensate for some of the lost patent term. In addition, we do not know whether:

■	we were the first to make the inventions covered by each of our pending patent applications or our issued patent;

■	we were the first to file patent applications for these inventions;

■	others will independently develop similar or alternative technologies or duplicate any of our technologies;

■	any of our pending patent applications will result in issued patents;

■	any of our patents, once issued, will be valid or enforceable or will issue with claims sufficient to protect our products;

■	any patents issued to us will provide us with any competitive advantages, or will be challenged by third parties;

■	we will develop additional proprietary technologies that are patentable; or

■	the patents of others will have an adverse effect on our business.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, for processes for which patents are difficult to enforce and for any other elements of our drug discovery program that involve proprietary know-how, information and technology that is not covered by patents. Although we require all of our employees, consultants, advisors and third parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or used in an unauthorized manner or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques.

There also may be challenges or other disputes concerning the inventorship, ownership, or right to use our intellectual property. For example, our consultants and advisors may have obligations to assign certain inventions and/or know-how that they develop to third-party entities in certain instances, and these third parties may challenge our ownership or other rights to our intellectual property, which would adversely affect our business.

An inability to obtain, enforce and defend patents covering our proprietary technologies would materially and adversely affect our business prospects and financial condition. Further, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. We may encounter significant problems in protecting, enforcing, and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of the intellectual property related to our technologies to third parties, or are otherwise unable to protect, enforce or defend our intellectual property, we will not be able to establish or, if established, maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the United States Patent and Trademark Office, or USPTO, and various foreign or jurisdictional governmental patent agencies in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm to pay these fees due to foreign patent agencies. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process.

We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Such noncompliance events are outside of our direct control for (1) non-U.S. patents and patent applications owned by us, and (2) if applicable, in the future, patents and patent applications licensed to us by another entity. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

Third-party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents with claims to materials, methods of manufacture or methods for treatment related to the use or manufacture of biafungin and/or our other product candidates. Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. If any third-party patents were held by a court of competent jurisdiction to cover the biafungin manufacturing process, any molecules formed during the biafungin manufacturing process or the final biafungin product for any use thereof, the holders of any such patents may be able to block our ability to commercialize biafungin unless we obtained a license under the applicable patent or patents, or until such patents expire. These same issues and risks arise in connection with our other product candidates as well. We cannot predict whether we would be able to obtain a license on commercially reasonable terms, if at all. Any inability to obtain such a license under the applicable patents on commercially reasonable terms, or at all, may have a material adverse effect on our ability to commercialize biafungin or any of our other product candidates until such patents expire.

In addition, third parties may obtain patents in the future and claim that our product candidates and/or the use of our technologies infringes upon these patents. Furthermore, parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing products, which may be impossible and/or require substantial time and monetary expenditure. In addition, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of biafungin or any of our other product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would not be able to further develop and commercialize such product candidates, which could harm our business significantly.

We may be required to file lawsuits or take other actions to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our current or future patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our asserted patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Pursuit of these claims would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Interference proceedings or derivative proceedings provoked by third parties or brought by the USPTO may be necessary to determine the entitlement to patent protection with respect to our patents or patent applications. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or patent office proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Issued patents covering our product candidates and technologies could be found invalid or unenforceable if challenged in court or the USPTO.

If we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or our technologies, the defendant could counterclaim that the patent covering our product candidate or our technology, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates or our technologies. The outcome following legal assertions of invalidity and/or unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art and that prior art that was cited during prosecution, but not relied on by the patent examiner, will not be revisited. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection directed to our product candidates or technologies. Such a loss of patent rights could have a material adverse impact on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently implemented wide-ranging patent reform legislation, including patent office administrative proceedings that offer broad opportunities to third parties to challenge issued patents. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, the USPTO, and foreign governmental bodies and tribunals, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and patents that we might obtain in the future. For example, in Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held in 2013 that certain claims to DNA molecules are not patentable, and lower courts have since been applying this case in the context of other types of biological subject matter. We cannot predict how future decisions by the courts, the U.S. Congress, the USPTO, or foreign governmental bodies or tribunals may impact the value of our patent rights.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where we have patents, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any of our patent applications that issue into patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of any of our current or future patents, requiring us to engage in complex, lengthy and costly litigation or other proceedings. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if any of our patent applications that issue into patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Risks Related to Our Financial Position and Need For Additional Capital

We are a preclinical stage biotechnology company that has incurred significant operating losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future. We may never achieve or maintain profitability.

Since our inception, we have incurred significant operating losses. Our net loss was $0.1 million, $1.3 million and $7.2 million for the period from December 6, 2012 (inception) to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively. As of September 30, 2014, we had an accumulated deficit of $8.7 million. To date, we have financed our operations primarily through private placements of our convertible preferred stock and convertible notes. We have devoted substantially all of our financial resources and efforts to research and development. We plan to initiate the first clinical trials on our lead product candidates, biafungin and topifungin, in the second half of 2015 and expect that it will be many years, if ever, before we receive regulatory approval and have a product candidate available for commercialization. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if and as we:

■	submit INDs to the FDA and equivalent filings to other regulatory authorities, and seek approval of our clinical protocols by institutional review boards, or IRBs, at clinical trial sites;

■	advance into clinical trials our product candidates, biafungin and topifungin;

■	continue the preclinical development of C-001, the first development candidate from our Cloudbreak immunotherapy platform and advance a product candidate into clinical trials;

■	identify additional development candidates and advance them into preclinical development;

■	seek marketing approvals for our product candidates that successfully complete clinical trials;

■	establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we obtain marketing approval;

■	maintain, expand and protect our intellectual property portfolio;

■	hire additional clinical, regulatory and scientific personnel;

■	add operational, financial and management information systems and personnel, including personnel to support product development; and

■	acquire or in-license other product candidates and technologies.

To become and remain profitable, we must develop and eventually commercialize one or more products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those product candidates for which we may obtain marketing approval, and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we do, may never generate revenue that is significant or large enough to achieve profitability. We have not yet initiated clinical development of any of our product candidates. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding to advance the development of our product candidates. If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our drug development and discovery programs or commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate clinical trials of and seek marketing approval for our product candidates, initially biafungin and topifungin and our Cloudbreak development candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution of the approved product. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Our future capital requirements will depend on many factors, including:

■	the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and clinical trials for our product candidates and Cloudbreak development candidates;

■	the costs, timing and outcome of any regulatory review of our product candidates;

■	the costs and timing of commercialization activities, including manufacturing, marketing, sales and distribution, for any product candidates that receive marketing approval;

■	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

■	our ability to establish and maintain collaborations, when and if necessary, on favorable terms, if at all; and

■	the extent to which we acquire or in-license other product candidates and technologies.

Identifying potential development candidates and conducting preclinical studies and clinical trials are time consuming, expensive and uncertain processes that take years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales for any of our current or future product candidates. In addition, our product candidates, if approved, may not achieve commercial success.

Our commercial revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Accordingly, we will need substantial additional funding in connection with our continuing operations and to achieve our goals. Since inception, our operations have been financed primarily by gross proceeds of approximately $32.2 million from the issuance of convertible debt securities and the sale of shares of our convertible preferred stock. As of September 30, 2014, we had cash and cash equivalents of $25.6 million. We expect that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities and anticipated interest income will enable us to fund our operating expenses and capital expenditure requirements through at least the next twelve months. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional financing due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our operating plans.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity and debt financings, as well as entering into collaborations, strategic alliances and licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, and may be secured by all or a portion of our assets. If we raise funds by entering into collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or through collaborations, strategic alliances or licensing arrangements when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our short operating history may make it difficult for you to evaluate the success of our business to date and assess our future viability.

We were founded in December 2012 and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, identifying potential development and product candidates, and undertaking preclinical studies. All of our programs are in research and preclinical development. We have not yet demonstrated our ability to successfully complete any clinical trials, including large-scale, pivotal clinical trials required for regulatory approval of our product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Typically, it takes many years to develop one new product from the time it is discovered to when it is commercially available. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or if we had product candidates in advanced clinical trials.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors that may alter or delay our plans. We will need to transition from a company with a research focus to a company capable of supporting development activities and, if a product candidate is approved, a company with commercial activities. We may not be successful in any step in such a transition.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our senior management team and to attract, retain and motivate qualified personnel.

We are highly dependent upon our senior management team, as well as the other principal members of our research and development teams. All of our executive officers are employed “at will,” meaning we or they may terminate the employment relationship at any time. We do not maintain “key person” insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our operations, and may encounter difficulties in managing our growth, which could disrupt our business.

We expect to expand the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. We may not be able to effectively manage the expected expansion of our operations or recruit and train additional qualified personnel. Moreover, the expected expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We may engage in acquisitions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

In the future, we may enter into transactions to acquire other businesses, products or technologies and our ability to do so successfully is unproven. If we do identify suitable candidates, we may not be able to make such acquisitions on favorable terms, or at all. Any acquisitions we make may fail to strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results.

Risks Related to This Offering and Ownership of our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although our common stock has been approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

■	the commencement, timing, enrollment or results of the planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

■	any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

■	adverse results or delays in clinical trials;

■	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

■	adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

■	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

■	adverse developments concerning our manufacturers;

■	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

■	our inability to establish collaborations if needed;

■	our failure to commercialize our product candidates;

■	additions or departures of key scientific or management personnel;

■	unanticipated serious safety concerns related to the use of our product candidates;

■	introduction of new products or services offered by us or our competitors;

■	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

■	our ability to effectively manage our growth;

■	the size and growth of our initial fungal infection target markets;

■	our ability to successfully enter new markets or develop additional product candidates;

■	actual or anticipated variations in quarterly operating results;

■	our cash position and our ability to raise additional capital and the terms on which we raise it;

■	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

■	publication of research reports or other media coverage about us or our industry, or immunotherapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

■	changes in the market valuations of similar companies;

■	overall performance of the equity markets;

■	sales of our common stock by us or our stockholders in the future;

■	trading volume of our common stock;

■	changes in accounting practices;

■	ineffectiveness of our internal controls;

■	disputes or other developments relating to proprietary rights, including patent rights, litigation matters and our ability to obtain patent protection for our technologies;

■	significant lawsuits, including patent or stockholder litigation;

■	general political and economic conditions; and

■	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The NASDAQ Global Market and pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, and 5% stockholders beneficially owned approximately 93.5% of our voting stock as of September 30, 2014, and, upon the closing of this offering, that same group will hold approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares) in each case based on the initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus). The previously discussed ownership percentage upon the completion of this offering does not reflect the potential purchase of any shares in this offering by such persons. Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based on the initial public offering price of $         per share. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, which will require, among other things, which we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The NASDAQ Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of September 30, 2014, upon the closing of this offering we will have outstanding a total of             shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering. Jefferies LLC and Leerink Partners LLC, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of             shares of our common stock as of September 30, 2014 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Pursuant to the 2015 Plan, certain amendments of which became effective on the business day prior to the public trading date of our common stock, our management is authorized to grant stock options to our employees, directors and consultants.

Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2015 Plan is             shares. Additionally, the number of shares of our common stock reserved for issuance under the 2015 Plan will automatically increase on January 1 of each year, beginning on January 1, 2016 and continuing through and including January 1,             , by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering to fund the clinical development of biafungin and topifungin, the preclinical development and early clinical trials for our current Cloudbreak development candidates, expansion of our Cloudbreak immunotherapy platform and working capital, including general operating expenses. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

■	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

■	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

■	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, or by a majority of the total number of authorized directors;

■	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

■	a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

■	a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

■	the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. As a result of our most recent private placements and other transactions that have occurred since our inception in 2012, we may have experienced, and, upon completion of this offering, may experience, an “ownership change.” We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2013, we had U.S. net operating loss carryforwards of approximately $1.1 million, which begin to expire in 2032, which could be limited if we experience an “ownership change.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

■	our anticipated timing for preclinical development, regulatory submissions, commencement and completion of clinical trials and product approvals;

■	our ability to fund our working capital requirements;

■	our expected clinical trial designs and regulatory pathways;

■	our ability to obtain and maintain regulatory approval of our product candidates;

■	our ability to successfully commercialize our product candidates;

■	the rate and degree of market acceptance of our products that are approved;

■	our expectations for the attributes of our product and development candidates, including pharmaceutical properties, efficacy, safety and dosing regimens;

■	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

■	our expectation that our existing capital resources and the net proceeds from this offering will be sufficient to enable us to complete our planned clinical trials;

■	our ability to obtain and maintain intellectual property protection for our product candidates;

■	our ability to use our Cloudbreak immunotherapy platform to identify development candidates, or to expand our Cloudbreak immunotherapy platform to other areas of infective disease;

■	our ability to identify and develop new product candidates;

■	the potential for prophylactic use of any of our product candidates;

■	our ability to retain and recruit key personnel;

■	our use of proceeds from this offering;

■	our financial performance; and

■	developments and projections relating to our competitors or our industry.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million (or approximately $         million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $         million, assuming the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to establish a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering for the following purposes:

■	$ for the clinical development of biafungin and topifungin, through the completion of Phase 2 clinical trials, and the initiation of the pivotal Phase 3 clinical trial for topifungin;

■	$ for the preclinical development, IND-enabling studies and early clinical trials of our current Cloudbreak development candidates;

■	$ for research and discovery efforts related to the expansion of our Cloudbreak immunotherapy platform to other areas of infectious disease; and

■	the balance to fund working capital, including general operating expenses.

We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

The amount and timing of our actual expenditures will depend upon numerous factors, including our ability to gain access to additional financing and the relative success and cost of our research, preclinical and clinical development programs. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next 12 months. We anticipate that we will need to secure additional funding for the development of any additional product candidates we choose to develop.

Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to access additional financing, the relative success and cost of our research, preclinical and clinical development programs and whether we are able to enter into future licensing arrangements. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue clinical trials or preclinical activities if the net proceeds from this offering and any other sources of cash are less than expected.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. In addition, the terms of our existing line of credit prohibits us from paying dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of September 30, 2014:

■	on an actual basis;

■	on a pro forma basis, giving effect to (1) the conversion of all our outstanding Series A convertible preferred stock as of September 30, 2014 into an aggregate of 97,526,081 shares of common stock in connection with the closing of this offering; and (2) the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

■	on a pro forma as adjusted basis, reflecting the pro forma adjustments discussed above and giving further effect to the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the range set forth on the cover of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	AS OF SEPTEMBER 30, 2014
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED (1)
	(unaudited, in thousands, except share and per share data)
Cash and cash equivalents	$25,568	$	$

Commitments and contingencies:
Series A convertible preferred Stock, $0.0001 par value: 127,214,000 shares authorized and 97,526,081 shares issued and outstanding, actual; and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$32,548
Stockholders’ equity (deficit):
Common stock, $0.0001 par value: 185,000,000 shares authorized; 29,750,550 shares issued; 28,494,523 shares outstanding, actual; shares authorized and shares issued and outstanding, pro forma; and shares authorized and shares issued and outstanding, pro forma as adjusted	3
Additional paid-in capital	1,677
Accumulated deficit	(8,655)

Total stockholders’ equity (deficit)	(6,975)

Total capitalization	$25,573	$	$

(1)	Each $1.00 increase or (decrease) in the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or (decrease), respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering costs payable by us. Similarly, a one million share increase or (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or (decrease), respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and estimated offering costs payable by us.

The number of shares of our common stock shown as issued and outstanding in the table is based on 126,020,604 shares of our common stock outstanding as of September 30, 2014, and excludes:

■	shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2014, at a weighted-average exercise price of $ per share;

■	shares of common stock reserved for issuance upon the exercise of a warrant to purchase up to shares of Series A convertible preferred stock issued to Comerica Bank in December 2014;

■	shares of restricted common stock which are subject to a right of repurchase by us;

■	shares of common stock reserved for future issuance under our 2015 Equity Incentive Plan, or the 2015 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including the shares of common stock reserved for issuance under our 2013 Stock Option and Grant Plan, or the 2013 Plan, which shares will be added to the shares reserved under the 2015 Plan upon its effectiveness, and which as of September 30, 2014 was shares of common stock); and

■	shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book deficit as of September 30, 2014, was approximately $7.0 million, or $0.24 per share of our common stock. Our historical net tangible book deficit is the amount of our total tangible assets less our liabilities and convertible preferred stock which is not included within stockholders’ equity. Historical net tangible book deficit per share is our historical net tangible book deficit divided by the number of shares of common stock outstanding as of September 30, 2014.

Our pro forma net tangible book value as of September 30, 2014, was $         million, or $         per share of common stock. Pro forma net tangible book value gives effect to the conversion of all of our outstanding Series A convertible preferred stock as of September 30, 2014, into an aggregate of 97,526,081 shares of our common stock in connection with the completion of the offering.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value, plus the effect of the sale of              shares of our common stock in this offering at an assumed initial public offering price of $         per share (the mid-point of the range set forth on the cover of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders, and an immediate dilution of $         per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share, the mid-point of the price range set forth on the cover page of this prospectus		$
Historical net tangible book deficit per share as of September 30, 2014	$0.24
Pro forma increase in net tangible book deficit per share as of September 30, 2014 attributable to the conversion of Series A convertible preferred stock
Pro forma net tangible book value per share as of September 30, 2014
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma as adjusted dilution per share to investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $         per share and the dilution in pro forma per share to investors participating in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $         and decrease (increase) the dilution in pro forma per share to investors participating in this offering by approximately $            , assuming the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2014, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and investors participating in this offering at the initial public

offering price of $         per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering

Total			%	$		%

If the underwriters exercise in full their option to purchase              additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase to $         per share, representing an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $         per share and an immediate decrease of dilution of $         per share to new investors participating in this offering.

The foregoing discussion and tables are based on 126,020,604 shares of common stock outstanding as of September 30, 2014, after giving effect to the conversion of our outstanding Series A convertible preferred stock as of September 30, 2014, into an aggregate of 97,526,081 shares of common stock, assuming an initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus), and excludes:

■	shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2014, at a weighted-average exercise price of $ per share;

■	shares of common stock reserved for issuance upon the exercise of a warrant to purchase up to shares of Series A convertible preferred stock issued to Comerica Bank in December 2014;

■	shares of restricted common stock which are subject to a right of repurchase by us;

■	shares of common stock reserved for future issuance under the 2015 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including the shares of common stock reserved for issuance under the 2013 Plan, which shares will be added to the shares reserved under the 2015 Plan upon its effectiveness, and which as of September 30, 2014 was shares of common stock); and

■	shares of common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following summary financial data should be read together with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary financial data in this section are not intended to replace our financial statements and the related notes. We derived the summary statement of operations data for the period from December 6, 2012 (inception) to December 31, 2012 and the year ended December 31, 2013 from our audited financial statements and related notes appearing elsewhere in this prospectus. We derived the summary statement of operations data for the nine months ended September 30, 2013 and 2014 and the summary balance sheet data as of September 30, 2014 from our unaudited financial statements and related notes appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our financial position as of September 30, 2014 and the results of operations for the nine months ended September 30, 2013 and 2014. Our historical results are not necessarily indicative of the results that may be expected in the future and results from our interim period may not necessarily be indicative of the results of the entire year.

	PERIOD FROM DECEMBER 6, 2012 (INCEPTION) TO DECEMBER 31, 2012	YEAR ENDED DECEMBER 31, 2013		NINE MONTHS ENDED SEPTEMBER 30,
				2013	2014
	(in thousands, except share and per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$1		$810	$578		$3,236
Cost of in-process research and development acquired	—		—	—		1,607
General and administrative	65		272	211		2,130

Total operating expenses	66		1,082	789		6,973

Loss from operations	(66)		(1,082)	(789)		(6,973)

Other expense:
Interest expense	—		(95)	(62)		(89)
Change in fair value of convertible note payable	—		(167)	(91)		(183)

Total other expense	—		(262)	(153)		(272)

Net loss	$(66)		$(1,344)	$(942)		$(7,245)

Net loss per common share, basic and diluted (1)	$(0.01)		$(0.16)	$(0.12)		$(0.40)

Weighted-average shares outstanding, basic and diluted (1)	7,915,383		8,222,086	7,961,953		18,199,771

Pro forma net loss per share, basic and diluted (unaudited) (1)		$			$

Pro forma weighted-average shares outstanding, basic and diluted (unaudited) (1)

(1)	See Note 2 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	AS OF DECEMBER 31,		AS OF SEPTEMBER 30, 2014
(in thousands)	2012	2013
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1	$185	$25,568
Working capital	(79)	82	24,753
Total assets	15	201	26,631
Convertible preferred stock	—	—	32,548
Accumulated deficit	(66)	(1,410)	(8,655)
Total stockholders’ deficit	(65)	(1,398)	(6,975)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a biotechnology company focused on the discovery, development and commercialization of novel anti-infectives for the treatment of diseases that are inadequately addressed by current standard of care therapies. Our initial product portfolio is comprised of proprietary product candidates for the treatment of serious fungal infections. Our first product candidate is biafungin, a potential once-weekly intravenous, or IV, therapy being developed for the treatment and prevention of systemic fungal infections. Biafungin is an echinocandin—a proven class of antifungals. Our second product candidate, topifungin, is a first-in-class topical formulation of biafungin for the treatment of vulvovaginal candidiasis, or VVC, a prevalent mucosal infection. In addition, we have developed a proprietary immunotherapy technology platform, CloudbreakTM, which we use to create compounds designed to direct a patient’s immune cells to attack and eliminate pathogens that cause infectious disease. We are developing our first Cloudbreak development candidate, C-001, for the treatment of invasive aspergillosis, an infection caused by the fungal pathogen, Aspergillus. We are also evaluating additional opportunities to expand our Cloudbreak immunotherapy platform to other areas of infectious disease.

To date, we have devoted substantially all of our resources to our research and development efforts relating to our product candidates, biafungin and topifungin, and Cloudbreak immunology platform technology. We do not have any products approved for sale and have not generated any product sales. From our inception through September 30, 2014, we have funded our operations primarily through private placements of convertible preferred stock and convertible promissory notes, totaling approximately $32.2 million in gross proceeds.

Since inception, we have incurred significant operating losses. Our net losses were $0.1 million for the period from December 6, 2012 (inception) to December 31, 2012, and $1.3 million for the year ended December 31, 2013, and $0.9 million and $7.2 million for the nine months ended September 30, 2013 and 2014, respectively. We expect to continue to incur significant expenses and operating losses over at least the next several years. As of September 30, 2014, we had an accumulated deficit of $8.7 million. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies and clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially as we:

■	advance preclinical development and prepare for clinical development for biafungin, topifungin and development candidates emerging from our Cloudbreak immunotherapy platform;

■	develop additional product candidates that we identify, in-license or acquire;

■	seek regulatory approvals for any product candidates that successfully complete clinical trials;

■	contract to manufacture our product candidates;

■	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval;

■	maintain, expand, and protect our intellectual property portfolio;

■	hire additional staff, including clinical, scientific, operational, and financial personnel, to execute our business plan; and

■	add operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts; and to enable us to operate as a public company.

To continue to fund operations, we will need to raise capital in addition to the net proceeds of this offering. We may obtain additional financing in the future through the issuance of our common stock, through other equity or debt financings or through collaborations or partnerships with other companies. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could compromise our ability to execute on our business plan. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next twelve months. However, our ability to successfully transition to profitability will be dependent upon achieving a level of product sales adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Components of Operating Results

Research and Development Expenses

To date, our research and development expenses have related primarily to early-stage research and preclinical development of biafungin, topifungin and our Cloudbreak development candidates. Research and development expenses consist of expenses incurred in performing research and development activities, including compensation and benefits for research and development employees and consultants, facilities expenses, overhead expenses, cost of laboratory supplies, manufacturing expenses, fees paid to third parties and other outside expenses. In addition, costs to acquire or in-license product candidates are included in research and development expenses.

Research and development costs are expensed as incurred and costs incurred by third parties are expensed as the contracted work is performed. We accrue for costs incurred as the services are being provided by monitoring the status of the study or project and the invoices received from our external service providers. We adjust our accrual as actual costs become known.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to increase over the next several years as we continue to conduct preclinical studies, expand our research and development pipeline and potentially progress our product candidates into clinical trials. However, it is difficult to determine with certainty the duration, costs and timing to complete our current or future preclinical programs and clinical trials of our product candidates.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors that include, but are not limited to, the following:

■	per patient trial costs;

■	the number of patients that participate in the trials;

■	the number of sites included in the trials;

■	the countries in which the trials are conducted;

■	the length of time required to enroll eligible patients;

■	the number of doses that patients receive;

■	the drop-out or discontinuation rates of patients;

■	potential additional safety monitoring or other studies requested by regulatory agencies;

■	the duration of patient follow-up;

■	the phase of development of the product candidate; and

■	the efficacy and safety profile of the product candidates.

All of our major programs are in the preclinical stage of development. Research and development expenses by major program or category were as follows (in thousands):

	PERIOD FROM DECEMBER 6, 2012 (INCEPTION) TO DECEMBER 31, 2012	YEAR ENDED DECEMBER 31, 2013	NINE MONTHS ENDED SEPTEMBER 30,
			2013	2014
			(unaudited)
Biafungin	$—	$—	$—	$2,260
Cloudbreak immunotherapy platform	—	810	578	859
Other research and development expenses	1	—	—	1,724

Total research and development expenses	$1	$810	$578	$4,843

We typically deploy our employees, consultants and infrastructure resources across our programs. Thus, some of our research and development expenses are not attributable to an individual program but are included in other research and development expenses as shown above.

No research and development expenses were incurred through September 30, 2014 for our topifungin product candidate. We commenced research and development activities for topifungin as a potential product candidate in the fourth quarter of 2014.

In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each product candidate, as well as an assessment of each product candidate’s commercial potential.

In-process Research and Development

In May 2014, we entered into an asset purchase agreement with Seachaid Pharmaceuticals, Inc., or Seachaid, whereby we purchased the intellectual property for biafungin and topifungin. In exchange for the intellectual property, we issued 17,858,550 shares of common stock to the shareholders of Seachaid, with a fair value of $1.6 million, as consideration for the assets acquired.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in executive, finance, accounting, business development, commercial planning, information technology, and human resources functions. Other significant costs include facility costs not otherwise included in research and development expenses, legal fees relating to intellectual property and corporate matters and professional fees for accounting and consulting services.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities, potential commercialization of our product candidates and the increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses as well as expenses related to services associated with maintaining compliance with NASDAQ listing rules and SEC requirements, insurance and investor relations costs.

Other Expense

Other expense consists of interest expense on our convertible notes payable, amortization of debt issuance costs, the change in fair value of the convertible notes payable, and interest income earned on cash and cash equivalents. The convertible notes payable converted into Series A convertible preferred stock in May 2014, at which time the final fair value adjustment of the convertible notes was recognized in other expense. From issuance through the date of conversion to preferred stock, our convertible notes were revalued at each reporting date and changes in fair value were recognized as increases in or decreases to other expense.

Results of Operations

Comparison of Nine Months Ended September 30, 2013 and 2014

The following table sets forth our results of operations for the nine months ended September 30, 2013 and 2014.

	2013	2014	CHANGE
	(unaudited, in thousands)
Operating expenses:
Research and development	$578	$3,236	$2,658
Cost of in-process research and development acquired	—	1,607	1,607
General and administrative	211	2,130	1,919

Total operating expenses	789	6,973	6,184

Loss from operations	(789)	(6,973)	(6,184)

Other expense:
Interest expense	(62)	(89)	(27)
Change in fair value of convertible notes payable	(91)	(183)	(92)

Total other expense	(153)	(272)	(119)

Net loss	$(942)	$(7,245)	$(6,303)

Research and Development Expenses

During the nine months ended September 30, 2014, our research and development expenses increased by $2.7 million as we commenced preclinical development activities for biafungin following the acquisition of the intellectual property associated with this product candidate in May 2014 and continued research activities for our Cloudbreak immunology platform. We began to hire our research and development workforce in the second half of 2014 following our Series A convertible preferred stock financings which occurred in May and June 2014. We had no research and development employees during 2013.

Cost of In-process Research and Development Acquired

We accounted for the purchase of intellectual property from Seachaid as an asset acquisition in accordance with the authoritative guidance contained in Accounting Standards Codification, or ASC, 805 Business Combinations. In-process research and development expense of $1.6 million related to the asset acquisition was recognized in our statement of operations for the nine months ended September 30, 2014. There were no acquisitions of in-process research and development assets in the prior year’s comparable period.

General and Administrative Expenses

During the nine months ended September 30, 2014, our general and administrative expenses increased by $1.9 million as compared to the same period in 2013. Following the completion of our Series A convertible preferred stock financings in May and June 2014, we hired the majority of our current workforce but continued to use outside consultants for certain projects. General and administrative consulting fees and personnel expenses were approximately $0.5 million and $0.7 million, respectively, during the nine months ended September 30, 2014. In addition, we incurred approximately $0.2 million in corporate legal fees during this period as we transitioned from a company with no employees or facilities to one staffed with employees and a physical presence in San Diego, California. We also incurred approximately $0.3 million in intellectual property legal fees related for our Cloudbreak immunotherapy platform and biafungin and topifungin product candidates.

Other Expense

The increase in other expense of $0.1 million was primarily due to the change in the fair value of the convertible notes payable which were marked to their estimated fair values until their conversion into shares of convertible preferred stock in May 2014. In addition, the convertible notes payable accrued interest at 8% while outstanding.

Comparison of the period from December 6, 2012 (inception) to December 31, 2012 and the year ended December 31 2013

The following table sets forth our results of operations for the period from December 6, 2012 (inception) to December 31, 2012 and the year ended December 31 2013.

	2012	2013	CHANGE
	(unaudited, in thousands)
Operating expenses:
Research and development	$1	$810	$809
General and administrative	65	272	207

Total operating expenses	66	1,082	1,016

Loss from operations	(66)	(1,082)	(1,016)

Other expense:
Interest expense	—	(95)	(95)
Change in fair value of convertible notes payable	—	(167)	(167)

Total other expense	—	(262)	(262)

Net loss	$(66)	$(1,344)	$(1,278)

Research and Development Expenses

The Company was founded in December 2012 and limited activities were conducted in the period from inception, December 6, 2012 through December 31, 2012. The increase in research and development expenses of $0.8 million was due to the commencement of principal operations in 2013 as we conducted early-stage research activities related to our Cloudbreak immunotherapy platform. We incurred $0.7 million in consulting fees and contract research organization expenses for the direction and completion of outsourced experimentation activities related to our Cloudbreak immunotherapy platform in 2013.

General and Administrative Expenses

The increase in general and administrative expenses of $0.2 million was primarily due to the commencement of principal operations in 2013. In 2013, we incurred approximately $0.2 million for consulting fees and travel expenses for a consultant who was an employee of the Company’s majority stockholder and is now our Chief Operating Officer. In addition, we incurred accounting, audit and tax fees of $53,000 and general and intellectual property legal fees of $45,000 during 2013.

Other Expense

The increase in other expense of $0.3 million was primarily due to the change in the fair value of the convertible notes payable which were marked to their estimated fair values until their conversion into shares of convertible preferred stock in May 2014. In addition, the convertible notes payable accrued interest at 8% during the period they were outstanding.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception and through September 30, 2014, we raised an aggregate of approximately $32.2 million in gross proceeds to fund our operations, primarily through private placements of convertible preferred stock and convertible notes. In February 2013, September 2013, January 2014 and February 2014 we issued and sold convertible promissory notes in the aggregate principal amount of $2.2 million. In May 2014, aggregate principal and accrued interest of approximately $2.3 million of convertible notes converted into 8,165,964 shares of Series A convertible preferred stock at a conversion price equal to $0.2856, representing a 15% discount to the purchase price of the Series A convertible preferred stock. In May and June 2014, we also issued an additional 89,360,117 shares of our Series A convertible preferred stock for $0.336 per share and received $30 million in net proceeds.

During the fourth quarter of 2014, we received $0.7 million in connection with the exercise of stock options by employees and non-employees.

In December 2014, we entered into a $10 million Loan and Security Agreement with Comerica Bank, which we refer to as the Comerica Loan. The Comerica Loan is secured by substantially all of our assets other than our intellectual property (except rights to payment from the sale, licensing of disposition of such intellectual property). We may draw up to $10.0 million on the Comerica Loan through December 2015. Balances under the Comerica Loan accrue interest at either Comerica’s Prime Reference Rate or LIBOR plus Comerica’s LIBOR Spread Rate (as defined in the Comerica Loan). We issued a warrant for the purchase of Series A convertible preferred stock equal to 1.5% of the total borrowings under the Comerica Loan divided by the warrant purchase price of $0.336 per share. If advances are made on the Comerica Loan, the warrant will become exercisable on the earlier to occur of (1) the date on which the aggregate amount of advances under the Comerica Loan equals $10 million or (2) December 29, 2015. If no advances are made on the Comerica Loan, the warrant will terminate. As of January 31, 2015, we have not drawn any advances under the Comerica Loan.

As of September 30, 2014, we had $25.6 million in cash and cash equivalents.

Funding Requirements

Our primary uses of capital are, and we expect will continue to be, research and development of our biafungin and topifungin product candidates as well as our Cloudbreak immunotherapy platform.

The successful development of any product candidate is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of biafungin, topifungin, our Cloudbreak development candidates or other future development or product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of product candidates. This is due to the numerous risks and uncertainties associated with developing medical treatments, including the uncertainty of:

■	the design, initiation, progress, size, timing, costs and results of preclinical studies and clinical trials for our product candidates;

■	successful enrollment in, and completion of, clinical trials;

■	the outcome, timing and cost of regulatory approvals by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than, or evaluate clinical endpoints other than, those that we currently expect;

■	arrangements with third-party manufacturers;

■	the number and characteristics of product candidates that we pursue;

■	the potential acquisition and in-licensing of other technologies, products or assets;

■	obtaining and maintaining patent and trade secret protection and regulatory exclusivity;

■	our need to expand our development activities, including our need and ability to hire additional employees;

■	our need to implement additional infrastructure and internal systems and hire additional employees to operate as a public company;

■	launching commercial sales of our products, if and when approved, whether alone or in collaboration with others; and

■	the effect of competing technological and market developments.

A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs and timing associated with the development of that product candidate.

Because biafungin, topifungin and the Cloudbreak immunotherapy platform are still in the early stages of preclinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates or whether, or when, we may achieve profitability. Until such time, if ever, as we can generate substantial product sales, we expect to finance our cash needs through a combination of equity or debt financings and collaboration arrangements.

We plan to continue to fund our operations and capital funding needs through equity and/or debt financing. To the extent that we raise additional capital through the future sale of equity or debt, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we raise additional funds through the issuance of debt or convertible debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all. If we raise additional funds through collaboration arrangements in the future, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. In addition, if we draw advances on the Comerica Loan and are unable to meet our payment obligations, such agreement may be terminated.

Outlook

Based on our research and development plans and our timing expectations related to the progress of our programs, we expect that the net proceeds from this offering, together with our existing cash and cash equivalents as of September 30, 2014, will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong, however, and we could use our cash resources sooner than we expect. Additionally, the process of advancing early-stage product candidates and testing product candidates in clinical trials is costly, and the timing of progress in these clinical trials is uncertain.

Cash Flows

The following table sets forth a summary of the primary sources and uses of cash for each of the periods presented below (in thousands):

	PERIOD FROM DECEMBER 6, 2012 (INCEPTION) TO DECEMBER 31, 2012	YEAR ENDED DECEMBER 31, 2013	NINE MONTHS ENDED SEPTEMBER 30,
			2013	2014
			(unaudited, in thousands)
Net cash (used in) provided by:
Operating activities	$—	$(1,048)	$(661)	$(4,538)
Investing activities	—	—	—	(845)
Financing activities	1	1,232	1,232	30,766

Net increase in cash	$1	$184	$571	$25,383

Operating activities. There was no cash used in operating activities in 2012 because the Company was founded on December 6, 2012 and had limited operations. Net cash used in operating activities was $1.0 million for the year ended December 31, 2013 and $0.7 million and $4.5 million for the nine months ended September 30, 2013 and 2014, respectively. For all periods presented, the primary use of cash was to fund increased levels of research and preclinical development activities for our product candidates, which activities and uses of cash we expect to continue to increase for the foreseeable future.

Investing activities. There was no cash used in investing activities in 2012 or 2013. For the nine months ended September 30, 2014, net cash used in investing activities was $0.8 million which consisted of capital expenditures as we established a physical presence in San Diego, California and commenced operations with employees following the close of our Series A convertible preferred stock fundraising. Our capital expenditures during the nine months ended September 30, 2014 consisted of $0.6 million for laboratory equipment to support our research and development activities, $0.1 million for leasehold improvements to our facilities and $0.1 million for computer hardware, software and office equipment.

Financing activities. Net cash provided by financing activities was $1,000 in 2012 which consisted of funds from the sale of common stock to founders and an investor. During 2013, net proceeds from our issuance of convertible notes were $1.2 million. Net cash provided by financing activities was $1.2 million and $30.8 million for the nine months ended September 30, 2013 and 2014, respectively. During the nine months ended September 30, 2013, net proceeds from the issuance of convertible notes were $1.2 million. During 2014, net proceeds from our sale of our Series A convertible preferred stock were $29.9 million and net proceeds from the issuance of convertible notes were $0.9 million. Proceeds from the sale of common stock were not material in 2013. During the nine months ended September 30, 2014, costs paid in connection with preparing for the initial public offering of our common stock were approximately $40,000.

Contractual Obligations

There were no significant contractual obligations as of December 31, 2013.

The following summarizes our significant contractual obligations as of September 30, 2014.

	PAYMENT DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Operating lease obligation	$604	$334	$270	$—	$—

Total	$604	$334	$270	$—	$—

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the dates of the balance sheets and the reported amounts of revenue and expenses during the reporting periods. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances at the time such estimates are made. Actual results may differ materially from our estimates and judgments under different assumptions or conditions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in our financial statements prospectively from the date of the change in estimate.

We define our critical accounting policies as those accounting principles generally accepted in the United States that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our significant accounting policies are more fully described in Note 2 to our audited and unaudited financial statements appearing elsewhere in this prospectus, we believe the following are the critical accounting policies used in the preparation of our financial statements that require significant estimates and judgments.

Research and Development

Research and development costs are expensed as incurred. Research and development costs incurred by third parties are expensed as the contracted work is performed. We accrue for costs incurred as the services are being provided by monitoring the status of the project or study and the invoices received from our external service providers. We adjust our accrual as actual costs become known. We base our expenses related to contract research organizations on our estimates of the services received and efforts expended pursuant to quotes and contracts with contract research organizations that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in us reporting amounts that are too high or too low in any particular period.

Net operating loss and research and development tax credit carryforwards

We file U.S. federal income tax returns and Massachusetts and California state tax returns. Our deferred tax assets were primarily comprised of federal and state tax net operating loss carryforwards and tax credit carryforwards and were recorded using enacted tax rates expected to be in effect in the years in which these temporary differences are expected to be utilized. As of December 31, 2013, the federal and state net operating loss carryforwards were approximately $1.1 million and $1.2 million, respectively, and the federal and state research and development carryforwards were $23,000 and $2,000, respectively. The federal research and development tax credits begin to expire in 2033.

Utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation due to historical or future ownership percentage change rules provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of certain net operating loss and tax credit carryforwards before their utilization. However, due to uncertainties surrounding our ability to generate future taxable income to realize these tax assets, a full valuation allowance has been established to offset our deferred tax assets.

Stock-based Compensation

Stock-based compensation cost is measured at the date of grant for stock awards and stock options based on the estimated fair value of the award, net of estimated forfeitures. For grants of common stock to employees, we estimate the grant date fair value and the resulting stock-based compensation expense using estimates of enterprise value. We estimate the grant date fair value of stock options and the resulting stock-based compensation expense using the Black-Scholes option pricing model. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

We account for stock-based compensation arrangements with non-employees using a fair value approach. For grants of common stock to non-employees, we estimate the grant date fair value and the resulting stock-based compensation expense using estimates of enterprise value. The fair value of stock options is measured using the Black-Scholes option pricing model reflecting the same assumptions as applied to employee options in each of the reported periods. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned.

Since our inception in December 2012 and through April 2014, we issued 6,892,000 shares of common stock to employees and non-employees rendering service to the Company. No shares of common stock have been issued to employees or non-employees since April 2014. In September 2014, we granted stock options to employees and non-employees to purchase up to an aggregate of 23,217,184 with an exercise price of $0.09 per share.

We recorded total non-cash stock-based compensation expense of $11,000 for the year ended December 31, 2013, and $6,000 and $57,000 for the nine months ended September 30, 2013 and 2014, respectively. At September 30, 2014, we had $1.2 million of total unrecognized employee stock-based compensation expense related to stock option grants. This amount will be recognized as expense over a weighted-average period of approximately three years.

We expect to continue to grant stock options in the future and expect the impact of our stock-based compensation expense for stock options and restricted stock granted to employees and non-employees to grow in future periods due to the potential increases in the value of our common stock and headcount.

Determining fair value of stock options

The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

■	Fair value of our common stock—Because our stock was not publicly traded prior to our initial public offering, we estimated the fair value of our common stock, as discussed below. Upon the completion of our initial public offering, our common stock will be valued by reference to the publicly-traded price of our common stock;

■	Risk-free interest rate—The risk-free interest rate is based on the yields of U.S. Treasury zero coupon securities in effect at the time of grant with maturities similar to the expected term of the options for each option group;

■	Expected term—The expected term represents the period that our stock-based awards are expected to be outstanding. We used the simplified method to determine the expected term, which is based on the mid-point between the vesting date and the end of the contractual term;

■	Expected volatility—Since we are privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biotechnology and pharmaceutical companies over a period equal to the expected term of the stock option grants. When selecting comparable publicly traded biotechnology and pharmaceutical companies on which we based our expected stock price volatility, we selected companies with comparable characteristics to us, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available; and

■	Dividend yield—We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

We did not grant stock options to employees and non-employees until 2014. The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the nine months ended September 30, 2014:

Risk-free interest rate	1.76% - 1.98%
Expected term (in years)	5.00 - 6.08
Expected volatility	71.2% - 73.2%
Expected dividend yield	0%

We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation expense calculations on a prospective basis.

Our board of directors intends all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The estimated fair value of our common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

■	valuations performed by independent third-party specialists;

■	our operating and financial performance, including our levels of available capital resources;

■	our stage of development;

■	current business conditions and projections;

■	trends and developments in our industry;

■	the valuation of publicly traded companies in our sector, as well as recently completed mergers and acquisitions of peer companies;

■	the rights, preferences and privileges of our common stock compared to the rights, preferences and privileges of our other outstanding equity securities;

■	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

■	U.S. and global economic and capital market conditions;

■	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or an acquisition of our company given prevailing market and sector conditions;

■	the illiquidity of our securities by virtue of being a private company;

■	business risks; and

■	management and board experience.

There is inherent uncertainty in these estimates and if we had made different assumptions than those used, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been significantly different. Following the closing of this offering, the fair value per share of our common stock for purposes of determining stock-based compensation expense will be the closing price of our common stock as reported on The NASDAQ Global Market on the applicable grant date.

The following table illustrates our stock option grant information since October 1, 2013, including the estimated fair value of our common stock on the date of grant:

GRANT DATE	NUMBER OF SHARES SUBJECT TO OPTIONS GRANTED	OPTION EXERCISE PRICE	ESTIMATED FAIR VALUE OF COMMON STOCK PER SHARE AT DATE OF GRANT	INTRINSIC VALUE PER UNDERLYING SHARE AT DATE OF GRANT
September 9, 2014	23,217,184	$0.09	$0.09	$—

From October 1, 2014 to December 31, 2014, we have granted stock options to purchase 3,005,490 shares of our common stock with an exercise price of $0.09 per share.

In determining a fair value for our common stock, we estimated the enterprise value of our business using the market approach or option pricing back-solve method. The back-solve method assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. Through the use of an option pricing model, the back-solve approach estimates the value of the enterprise by iterating through different implied enterprise values that result in the most recent issuance price of an investment.

At the grant dates set forth in the table above, our board of directors determined that the fair value of our common stock was $0.09 per share based on the valuation analysis and other factors.

The intrinsic value of all outstanding stock options as of September 30, 2014 was approximately $         million, based on the assumed public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, of which approximately $         million related to vested options and approximately $         million related to unvested options.

Recent Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-10, Development Stage Entities (Topic 915), or ASU 2014-10, which provides amendments to the financial reporting disclosure requirements of development stage companies. The standard eliminates the development stage distinction and associated additional reporting requirements, including inception to date financial reporting and certain disclosures. ASU 2014-10 is effective for non-public companies for annual reporting periods beginning after December 15, 2014 and interim period reporting beginning after December 15, 2015, but allows for early adoption and requires retrospective application. We have elected to adopt the principles of ASU 2014-10 in this and all subsequent reporting periods.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15. ASU 2014-15 requires management to evaluate relevant conditions, events and certain management plans that are known or reasonably knowable that when, considered in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued, for both annual and interim periods. ASU 2014-15 also requires certain disclosures around management’s plans and evaluation, as well as the plans, if any, that are intended to mitigate those conditions or events that will alleviate the substantial doubt. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. We are currently evaluating the impact that the adoption of ASU 2014-15 will have on its financial statements and related disclosures.

Other Company Information

JOBS Act

We intend to take advantage of the reduced reporting requirements and to rely on certain other exemptions provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” the exemptions that we may rely on include, without limitation, exemptions from: (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

We will remain an “emerging growth company” until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (2) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (3) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years or (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC regulations.

Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our financial instruments and in our financial position is the potential loss arising from adverse changes in interest rates. As of September 30, 2014, we had cash and cash equivalents of $25.6 million. We generally hold our cash in interest-bearing money market accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of our cash equivalents and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents.

BUSINESS

We are a biotechnology company focused on the discovery, development and commercialization of novel anti-infectives for the treatment of diseases that are inadequately addressed by current standard of care therapies. Our initial pipeline portfolio is comprised of proprietary product candidates for the treatment of serious fungal infections. Our first product candidate is biafungin, a potential once-weekly intravenous, or IV, therapy being developed for the treatment and prevention of systemic fungal infections. Biafungin is an echinocandin—a proven class of antifungals. Our second product candidate, topifungin, is a first-in-class topical formulation of biafungin for the treatment of vulvovaginal candidiasis, or VVC, a prevalent mucosal infection. In addition, we have developed a proprietary immunotherapy technology platform, CloudbreakTM, which we use to create compounds designed to direct a patient’s immune cells to attack and eliminate pathogens that cause infectious disease. We are developing our first Cloudbreak development candidate, C-001, for the treatment of invasive aspergillosis, an infection caused by the fungal pathogen, Aspergillus. We are also evaluating additional opportunities to expand our Cloudbreak immunotherapy platform to other areas of infectious disease.

We are focused on the anti-infectives market, which we believe has the following advantages for the development of innovative products:

■	a high correlation between efficacy in preclinical animal models and outcomes of clinical trials;

■	a regulatory environment that provides developers of anti-infectives opportunities to reduce development costs and time to market;

■	an ability to commercialize anti-infective products with a focused sales and marketing organization for inpatient and outpatient settings; and

■	attractive commercial opportunities in certain segments of the market, such as the estimated $3.7 billion global prescription systemic antifungal market in which there is high unmet need, high mortality rates and few new agents in development.

We are developing a balanced pipeline of product and development candidates as summarized in the table below:

Biafungin

Our lead product candidate, biafungin, is a novel molecule in the echinocandin class of antifungals. We are initially developing biafungin for the treatment and prevention of systemic Candida infections. These infections include candidemia and related cases of invasive candidiasis, fungal infections associated with high mortality rates.

According to a study reported in Clinical Infectious Disease (2009), candidemia has a mortality rate of 35% within 12 weeks of diagnosis. By contrast, the U.S. Centers for Disease Control and Prevention, or CDC, reports that the mortality rate due to methicillin-resistant Staphylococcus aureus, or MRSA, infections is 12.8%. Further, it is estimated that each case of candidemia results in an additional 23 days of hospitalization and over $68,000 in treatment costs.

The current treatment alternatives for systemic fungal infections, including polyenes, azoles and currently-approved echinocandins, have limitations that we believe may be addressed by novel antifungals. While these drugs are largely efficacious, they may cause severe side effects and are known to cause drug interactions that can limit their utility. Echinocandins, introduced in 2001, are increasingly recommended for the treatment of fungal infections in the United States. The approved echinocandins, caspofungin, micafungin, and anidulafungin, are considered both well tolerated and safe relative to other antifungal drug classes. However, they must be administered daily by IV infusion, potentially extending the hospitalization of patients for the duration of therapy and limiting their use mainly to the hospital setting. The CDC reports that certain species of Candida are becoming increasingly resistant to available antifungals, such as the azoles and approved enchinocandins.

Biafungin has a prolonged half-life which, in contrast to all other echinocandins, may allow it to be developed as a once-weekly IV therapy. We believe that this pharmacokinetic profile may overcome the limitations of the current standard of care by offering the following key benefits:

■	potential to treat resistant pathogens due to biafungin’s higher drug exposure early in the course of therapy;

■	single-agent treatment across inpatient and outpatient settings;

■	shorter and less costly hospital stays, enabled by a once-weekly echinocandin;

■	improved compliance for outpatients; and

■	more convenient outpatient echinocandin prophylaxis regimens.

Topifungin

We are developing our second product candidate, topifungin, a topical formulation of biafungin, for the treatment of recurrent VVC, or RVVC. RVVC is defined as the occurrence of four or more VVC infections in one year. RVVC is a painful, chronic infection affecting four to five million women in the United States each year. There are no therapies currently approved for RVVC. Current off-label treatments include chronic self-medication with over-the-counter topical antifungals and the use of prescription fluconazole, an oral azole. Azoles are fungistatic, which means that they slow the growth of, but do not kill, the fungus. In addition, azoles are not active against certain species of Candida that cause VVC. Therefore, azoles often fail to prevent recurrent infections in women with RVVC. By contrast, echinocandins, including topifungin, are fungicidal, which means that they kill the fungus, including all of the species of Candida that cause VVC. Unlike currently available echinocandins, which can only be administered intravenously, topifungin is being developed for topical use due to its high solubility, stability and activity at vaginal pH values.

Cloudbreak Immunotherapy Platform

We believe that our Cloudbreak immunotherapy platform is a fundamentally new approach for the treatment of infectious disease. The design of the Cloudbreak immunotherapy platform recognizes that most infectious disease is due to a temporary deficiency in the function of the immune system. Our Cloudbreak development candidates are designed to address this deficiency by recruiting components of the patient’s immune system to the site of infection, enabling more effective treatment. Similar to the way that immunotherapy has the potential to revolutionize the treatment of cancer by redirecting the immune system to destroy cancer cells, we believe that the Cloudbreak immunotherapy platform has the potential to transform the treatment of infectious disease caused by a variety of fungal, bacterial and viral pathogens.

Each Cloudbreak development candidate has two small molecules that are joined by a chemical linker: a targeting moiety, or TM, that recognizes a cell surface target and an effector moiety, or EM, that is recognized by the immune system. In many cases, we can use a commercially approved drug as the TM. The coupling of the TM to the EM results in a bispecific molecule that can direct the immune system specifically to the targeted pathogen.

The Cloudbreak immunotherapy platform is similar to certain cancer immunotherapies in that it uses molecules with two binding sites, one that binds to a cell surface target and a second that binds to specific receptors on immune cells. However, because Cloudbreak development candidates are small molecules, we expect them to have lower cost of goods compared to biologics used as cancer immunotherapies. Their modular composition allows for rapid exploration of combinations of TM, EM, and linker domains, potentially enabling efficient discovery of anti-infective molecules with the desired potency, specificity and physical properties.

We are developing our initial Cloudbreak development candidates, C-001 and C-016, for the treatment of invasive aspergillosis, a severe fungal infection that typically afflicts immunocompromised patients, such as patients undergoing organ or bone marrow transplantation or chemotherapy. Invasive aspergillosis affects approximately 5% to 25% of patients receiving solid organ transplants. Current treatments for this infection are often ineffective and mortality rates are approximately 50%. We expect to advance one or both of C-001 and C-016 to preclinical toxicology studies and other late-stage preclinical studies during 2015.

Management Team

We have assembled a team of senior executives with significant experience in the anti-infectives market and a track record of successfully developing and commercializing many anti-infective products. Our management team includes the following key individuals.

■	Jeff Stein, Ph.D., our Chief Executive Officer, was CEO of Trius Therapeutics, Inc. from its founding in 2007 until its acquisition by Cubist Pharmaceuticals in September 2013. During his tenure, Trius developed the antibacterial drug tedizolid, which received marketing approval from the U.S. Food and Drug Administration, or FDA, in June 2014 and is marketed under the name Sivextro. He was also founding Chairman and President of the Antibiotics Working Group, an industry led non-profit organization. Previously, he was founder, director and Chief Scientific Officer of Quorex, an anti-infectives company that was acquired by Pfizer in 2005.

■	Dirk Thye, M.D., our Chief Medical Officer, was a founder of Cerexa, Inc. where he led the development of the antibacterial drug ceftaroline, marketed under the name Teflaro by Forest Laboratories, Inc. (now, Actavis plc). After Cerexa was acquired in 2007 by Forest Laboratories and operated as an independent subsidiary, Dr. Thye became its President. Prior to joining Cerexa, Dr. Thye was a founder and Senior Vice President of Clinical Development for Peninsula Pharmaceuticals, Inc., which developed doripenem, marketed under the name Doribax by Johnson & Johnson, for severe bacterial infections in hospitalized patients, before it was acquired by Johnson & Johnson in 2005.

■	Ken Bartizal, Ph.D., our Chief Development Officer, served previously as Chief Development Officer at Trius Therapeutics, leading development of Sivextro from pre-IND to NDA filing. Prior to joining Trius, Dr. Bartizal was the Executive Director and Head of Infectious Diseases at Merck & Co., where he led development of caspofungin, marketed under the name Cancidas, the first echinocandin antifungal, from discovery through regulatory approval. Similarly, he oversaw nonclinical developmental for marketing approval of ertapenem, marketed under the name Invanz, Merck’s carbapenem antibiotic for antibiotic-resistant bacteria.

■	Paul Daruwala, our Chief Commercial Officer, was previously the Vice President of the U.S. Viral Hepatitis Franchise at Bristol Myers Squibb. He also served in various commercial capacities at Vertex Pharmaceuticals, where he led the successful launch of telaprevir, initially marketed under the name Incivek, for the treatment of hepatitis C virus, or HCV. Mr. Daruwala previously spent eighteen years at Merck & Co. in U.S. and global leadership roles including as U.S. Lead for HCV, Global Lead for Antiviral New Products, Global Lead for the Hospital Antifungal Franchise, Director of New Product Licensing and Acquisitions, Director of Marketing and Strategic Planning for the Anti-inflammatory and Analgesic Franchise. As Global Brand Leader of Merck’s antifungal franchise, Mr. Daruwala was responsible for the commercial strategy and execution of Cancidas.

■	Kevin Forrest, Ph.D., our Chief Operating Officer and Chief Financial Officer, is a co-founder of Cidara. Previously, he was a Principal at 5AM Ventures, our founding investor. At 5AM, he led the spin-out of Epirus Biopharmaceuticals, where he served as interim Vice President of Corporate Development. He also led or supported investments in numerous 5AM portfolio companies, including Relypsa, Inc., Semprus Biosciences (acquired by Teleflex Incorporated) and Marcadia Biotechnologies (acquired by F. Hoffman-La Roche AG).

■

Jim Balkovec, Ph.D. our Senior Vice President, Research, has over 28 years of experience in the pharmaceutical industry and has a broad background in drug discovery. He served previously as Senior Scientific Director and Team Leader at Merck & Co. where he managed programs in infectious disease, metabolic syndrome, inflammatory and thrombosis disease areas and has brought over a dozen development candidates into clinical development. Among these, he led the discovery efforts and is a co-inventor of Cancidas.

Strategy

Our objective is to become the leading biotechnology company in the discovery, development and commercialization of novel, best-in-class, anti-infectives. Key elements of our strategy include:

■	Rapidly advance our initial antifungal candidates to commercialization. We plan to leverage the favorable regulatory environment for anti-infectives to expedite the development of our product and development candidates. For biafungin, we have reached agreement with the FDA that a single Phase 3 pivotal clinical trial, supported by a single Phase 2 clinical trial and a safety database of at least 300 patients can support approval for the treatment of candidemia. We intend to file an investigational new drug application, or IND, and initiate a Phase 1 clinical trial in the second half of 2015. In addition, we intend to pursue Qualified Infectious Disease Product, or QIDP, and fast track status for biafungin as well as orphan drug designation for the treatment of candidemia. We expect that topifungin will benefit from the fact that our first clinical trial of this product candidate can include efficacy endpoints, as well as expected faster enrollment due to the high prevalence of VVC. We intend to seek breakthrough therapy designation for our initial Cloudbreak development candidate for invasive aspergillosis and pursue an expedited development pathway.

■	Continue to invest in our Cloudbreak immunotherapy platform. We believe that our Cloudbreak immunotherapy platform has broad potential applications across a wide spectrum of infectious diseases, including fungal, bacterial and viral infections. We intend to aggressively pursue expansion into these therapeutic areas and the generation of new Cloudbreak development candidates to strengthen our pipeline. In addition, we will continue to establish intellectual property related to this platform, its applications and development candidates.

■	Commercialize products in the United States with a targeted sales force. The anti-infectives market benefits from an ability to address large sales opportunities with a relatively small, specialized commercial organization. We intend to build and manage a targeted sales and marketing organization to commercialize our products, if approved, in the United States, addressing the relatively small base of well-defined customers in both the hospital and outpatient settings. In geographies outside the United States, we may seek to collaborate with other parties to commercialize our products.

■	Leverage our management’s expertise in anti-infectives to acquire or in-license complementary product candidates. In addition to our current product and development candidates, we will evaluate acquisition or in-licensing opportunities to potentially expand and diversify our pipeline. We believe that our management team’s expertise and experience in the anti-infectives market provides our company with a competitive advantage in evaluating product opportunities. Our management team will focus on opportunistically identifying complementary assets that are at commercial stage or in advanced stages of clinical development.

Overview of Fungal Infections and the Antifungal Market

Fungal infections pose significant medical challenges in both hospital and outpatient settings. While fungi are ubiquitous in our environment they are usually harmless for people with a normal immune system. Most fungal infections are topical and local in nature, occurring on the skin, in the vaginal tract, or in other parts of the body. However, if fungi access and proliferate in the bloodstream, these infections become systemic and potentially life-threatening. Systemic fungal infections typically afflict patients whose immune systems have been compromised, such as patients undergoing organ or bone marrow transplantation, chemotherapy or patients with AIDS.

We estimate that the annual worldwide sales of prescription systemic antifungals are approximately $3.7 billion. This includes therapies used as prophylaxis (preventive) in the outpatient setting, therapies used for the treatment of hospitalized patients, and therapies used for the treatment of patients who are being discharged from the hospital. The figure below shows management’s estimates of days of therapy in these various settings, in the United States.

U.S. Days of Therapy of Antifungals in Prophylaxis, Hospital and Outpatient (Discharge) Settings (2013)

The majority of hospital infections are caused by two fungi, Candida and Aspergillus. These fungi are responsible for over 90% of the approximately 97,000 deaths that we estimate are associated annually in the United States with fungal infections.

U.S. Deaths in Patients with Hospital Treated Fungal Infections

Physicians’ options for the treatment of fungal infections are limited by a lack of innovative therapies. The last new class of antifungals introduced into the market was launched in 2001.

Several factors have contributed to the low rate of antifungal and antibiotic drug development, including a previously challenging regulatory environment that necessitated large and costly clinical trials. As a result, the number of anti-infectives in development has decreased, while anti-microbial resistance has increased due to overuse of existing agents.

In recognition of this trend, recent regulatory changes, including priority review and regulatory guidance enabling smaller clinical trials, have led to renewed interest in the pharmaceutical industry in anti-infective development. For example, the Food and Drug Administration Safety and Innovation Act became law in July 2012 and included the

Generating Antibiotic Incentives Now Act, or the GAIN Act. The GAIN Act is intended to provide incentives, including access to expedited FDA review for approval, fast track designation and five years of potential market exclusivity extension (beyond any period of exclusivity to which it would have otherwise been entitled) for the development of new, qualified infectious disease products, or QIDP, including antibacterial or antifungal drugs intended to treat serious or life-threatening infections that are resistant to treatment, or that treat qualifying resistant pathogens identified by the FDA.

Our Product Candidates

Biafungin

Our lead product candidate, biafungin, is a novel molecule in the echinocandin class of antifungals. We are initially developing biafungin for the treatment and prevention of systemic Candida infections. We intend to complete IND-enabling studies and start a Phase 1 clinical trial of biafungin by the second half of 2015. We anticipate preliminary results from this clinical trial by the end of 2015.

Systemic Candida Infections: A Growing Medical Challenge

Systemic Candida infections include candidemia and related cases of invasive candidiasis. In the United States, candidemia is the fourth most common cause of hospital-acquired bloodstream infections. While the limited data available on hospitalized patients varies widely, rates of between one and two cases per 1,000 hospital admissions have been reported in the United States, Europe and Latin America.

Despite advances achieved in the diagnosis and treatment of candidemia, these infections continue to cause high mortality rates. According to a study published in Clinical Infectious Disease (2009), candidemia has a mortality rate of 35% within 12 weeks of diagnosis. By contrast, the CDC reports that the mortality rate due to MRSA infections is 12.8%. Further, it is estimated that each case of candidemia results in an additional 23 days of hospitalization and over $68,000 in treatment costs.

Candida infections are particularly challenging to treat in patients whose immune systems have been compromised, such as patients undergoing organ or bone marrow transplantation or chemotherapy, as well as those with weakened immune systems due to aging and other underlying conditions, including, but not limited to, diabetes, metabolic diseases, HIV and chronic use of antibiotics.

Current Therapeutic Options

Systemic fungal infections are primarily treated using three classes of antifungals that target either fungal cell membranes or cell wall synthesis. However, each of these antifungal classes has limitations that we believe may be addressed by novel antifungals:

■	Polyenes. Polyenes, first marketed in 1954, were the first drug class discovered to be effective against systemic fungal infections. Polyenes such as amphotericin B bind to and disrupt the integrity of ergosterol, an essential component of the fungal cell membrane. Polyenes are associated with severe and potentially life-threatening toxicities, including acute kidney and heart injury, since they are not selective to fungi and also bind to sterols in human tissues. In addition to the severe toxicity associated with amphotericin B, many patients report problems with tolerability of this drug; 40% experience nausea and/or vomiting and up to 75% experience chills. Polyenes are typically administered by daily IV infusion.

■	Azoles. Azoles were the next major drug class found to be effective in treating candidemia and related infections, and were first marketed in the 1980s. Azoles block the enzymatic pathway that produces ergosterol in the fungal cell membrane, thereby reducing the growth of the fungus but not killing it. This activity is referred to as fungistatic. Azoles are the most frequently used drugs for treatment of systemic fungal infections. While these drugs are largely effective, their side effect profile includes an increased risk of serious liver toxicity as well as rash, visual disturbances, and hallucinations. Azoles are also known to cause drug interactions that can limit their utility. In addition, their widespread use has led to the development of resistance, which we believe may limit the future utility of the class. A number of azoles are available in IV, oral, and topical formulations. They are typically administered on a daily basis.

■	Echinocandins. Echinocandins, introduced in 2001, inhibit glucan synthase, a fungal specific enzyme required for synthesis of a key component of fungal cell walls. Inhibition of this enzyme kills Candida. Echinocandins are increasingly recommended for the treatment of fungal infections in the United States. The approved echinocandins, caspofungin, micafungin, and anidulafungin, are considered both well tolerated and safe relative to other antifungal drug classes. However, they must be administered daily by IV infusion, potentially extending the hospitalization of patients for the duration of therapy and thereby limiting their use mainly to inpatients.

Despite the widespread continued use of each class of antifungals, we believe that market opportunities exist for novel therapeutics which combine the spectrum and safety of the echinocandins with a more convenient dosing schedule enabled by improved pharmacokinetic characteristics.

Emerging Resistance to Antifungals

The CDC reports that certain species of Candida are becoming increasingly resistant to available antifungals, such as the azoles and approved echinocandins. Widespread usage of antifungals in the azole class, in particular, has stimulated an increase in strains of Candida that have a high rate of azole resistance.

Our Solution—Biafungin for the Treatment of Candidemia

Our lead product candidate, biafungin, has a prolonged half-life which, in contrast to all other echinocandins, may allow it to be developed as a once-weekly IV therapy for the treatment and prevention of systemic fungal infections. We are developing biafungin to overcome the limitations of the echinocandin class and other antifungals by offering the following key benefits.

■	Potential to treat resistant pathogens. We believe that biafungin can be used to treat fungal infections caused by drug-resistant fungi, including those currently resistant to echinocandins, due to its higher drug exposure early in the course of therapy. We expect that this higher exposure early in the course of disease will improve outcomes in infections caused by both resistant as well as non-resistant pathogens.

■	Single-agent treatment. Rather than treating patients with an IV echinocandin followed by an oral azole solely to enable earlier hospital discharge, biafungin would enable extended single-agent, echinocandin treatment for the full course of therapy, thereby enabling treatment that is consistent with current guidance in the United States and European Union.

■	Shorter and less costly hospital stays. Physicians with access to a once-weekly echinocandin can potentially discharge appropriate patients earlier and thereby reduce hospital costs, which account for over 70% of the overall treatment cost of candidemia.

■	Improved compliance. A once-weekly treatment of biafungin could facilitate compliance by eliminating the need for patients to return to a hospital or outpatient center for a daily dose of an IV echinocandin, and could eliminate the likelihood of patient non compliance for those receiving oral step down therapy with a daily azole.

■	Enabling or improving prophylaxis regimens. Some patients cannot receive azole prophylactic therapy due to drug interactions or poor tolerability. We expect that once weekly biafungin therapy would provide for better prophylactic therapy on an outpatient basis, particularly for these patients.

Preclinical Studies

In Vitro Microbiology Data

In in vitro assays on a panel of 173 clinical isolates of Candida and Aspergillus strains, the activity of biafungin compared favorably with that of the approved echinocandins, anidulafungin and caspofungin.

Potency of Biafungin Compared to Other Echinocandins

The numbers in the table refer to the MIC90, or minimum concentration required to inhibit the growth of 90% of isolates. Lower values indicate that the antifungal agent is more potent as it is active at a lower concentration.

Activity Against Resistant Strains

We believe that biafungin can address important unmet medical needs in patients with candidemia caused by both susceptible and azole- or echinocandin-resistant Candida, as well as in patients at risk of invasive fungal infections who cannot take azole or polyene antifungals because of drug interactions or safety concerns. In a recent study of cancer patients with Candida infections from MD Anderson Cancer Center, patient prognosis was inversely correlated with resistance to caspofungin. Patients infected with the most drug-sensitive strains had a 28-day survival rate of 75% compared to only 25% for those with caspofungin-resistant strains. Biafungin was tested against 23 echinocandin-nonsusceptible Candida isolates and demonstrated equivalent or greater potency against these strains compared to caspofungin, with up to eight-fold greater potency for several isolates. We believe that the high potency of biafungin against resistant strains, combined with the very high drug exposure associated with the once weekly dosing regimen, will result in improved efficacy in treating drug-resistant Candida infections.

In Vivo Pharmacokinetic Data

Pharmacokinetic studies in animals were used to characterize the pharmacological and toxicological profile of biafungin. Following IV administration, biafungin exhibited a longer half-life in all species tested, including mice, rats, dogs and primates. Biafungin exposure was high in the chimpanzee upon IV dosing with a half-life of 81 hours. This was much greater than the 30-hour half-life of anidulafungin, which is the longest-acting echinocandin on the market. Biafungin also has a higher solubility than anidulafungin, enabling delivery of a higher dose in smaller infusion volumes. Based on these results, we believe that biafungin has the potential to be dosed once weekly, allowing patients with candidemia to receive sufficient drug exposure in just two doses to cover fourteen days of treatment post-clearance of the active infection, which is the current recommended course of treatment.

Half-life of Biafungin and Other Echinocandins

PK measurements marked with an asterisk are from assays conducted by us. Others values are from studies published by third parties.

In order to be effective, an echinocandin drug should be present at as high an exposure early in therapy as is safely possible. The key pharmacokinetic parameters affecting exposure include the drug’s half-life, the Cmax, or the maximum concentration reached, and the overall drug exposure per dose, referred to as the AUC, or area under the curve. The maximum dose that can be used is based on the drug’s overall safety profile. With echinocandin drugs, high drug exposures early in therapy, as measured by Cmax or AUC, maximize the antifungal therapeutic benefit of these drugs. When a fungus starts to develop resistance to a drug, the MIC rises, which means that a higher drug exposure will be required in order for the drug to have the same efficacy as it has against sensitive strains. Having a Cmax and an AUC that are far greater than the starting MIC provides the best chance of treating infections caused by strains resistant to other antifungals, including other echinocandins.

Model of Dosing Regimens for Anidulafungin and Biafungin

Based on nonclinical results to date, we expect a single dose of biafungin to provide sufficient drug exposure for a period of seven days. In contrast, a single dose of anidulafungin provides sufficient drug exposure for only one day.

In Vivo Safety Data

Antifungals in the echinocandin class have a very low drug-interaction potential, are safe in reproductive development as demonstrated in animal toxicology studies, and have been in clinical use globally for over 14 years. Repeat dose, GLP toxicology studies of biafungin in both rat and monkey preclinical models have demonstrated safety margins at drug exposures exceeding anticipated human exposures.

GLP Toxicology Studies Results of Biafungin

In Vivo Efficacy Data

We studied biafungin and anidulafungin in a mouse model of disseminated candidemia in immunosuppressed mice. Biafungin and anidulafungin were administered two hours after innoculation with Candida and the fungal burden in the kidneys, as measured by colony forming units, or CFUs, was determined after 24 hours. The results showed that biafungin was significantly more effective in reducing fungal burden compared to anidulafungin administered at 0.5 and 1.5 mg/kg doses. At 4.5 mg/kg, the efficacy of both drugs could not be differentiated since the fungal burden was at the lower level of detection.

Efficacy of Biafungin and Anidulafungin in a Mouse Candidiasis Model

Clinical Development Plan

We are preparing to submit an IND and initiate a Phase 1 clinical trial for biafungin in the second half of 2015. In addition, we intend to pursue QIDP designation, which allows for expedited review and five additional years of market exclusivity for antimicrobials designed to treat serious and life-threatening infections. We also plan to apply for fast track status and orphan drug designation for the treatment of candidemia.

Based on discussions with the FDA, we intend to assess the pharmacokinetics and safety of biafungin in a single and multiple ascending dose Phase 1 clinical trial in healthy volunteers. Results from this clinical trial will be used to select the dose for a Phase 2 clinical trial in candidemia, which we plan to initiate in the second half of 2016. This Phase 2 clinical trial will include approximately 90 patients with Candida bloodstream infection. The clinical trial will be double-blind, randomized and will include an echinocandin comparator group. The primary outcome measure will be based on clinical and mycological response measured at or near the end of therapy. Secondary outcome measures will include clinical and mycological responses at various time points.

In December 2014, we held a pre-IND meeting with the FDA during which agreement was reached that a single randomized, double-blind, comparative Phase 3 pivotal clinical trial, supported by the data from the Phase 1 and Phase 2 clinical trials, could suffice for approval for the indication of candidemia. A total safety database of at least 300 patients will be required, and possibly more if safety concerns are noted in the course of development.

Topifungin

Topifungin is a topical formulation of biafungin that we are developing for the treatment of RVVC. In preclinical studies, topifungin has demonstrated potent fungicidal activity against Candida. We are planning to submit an IND and to initiate a Phase 1b/2 clinical trial in the second half of 2015.

Vulvovaginal Candidiasis: A Widespread Condition with High Unmet Need

Three quarters of all women have an episode of VVC at some point in their lives. Recurrent vulvovaginal candidiasis, or RVVC, is a condition in which four or more VVC infections occur within a year. RVVC is a painful chronic infection affecting four to five million women in the United States each year.

There are no therapies currently approved for the treatment of RVVC. Current off-label treatments include chronic self-medication with over-the-counter topical antifungals and the use of prescription fluconazole, an oral azole. Azoles are fungistatic, which means that they slow the growth of, but do not kill, the fungus. In addition, azoles are not active against certain species of Candida that cause VVC. Therefore, azoles often fail to prevent recurrent infections in women with RVVC and, even after prolonged treatments by azoles, RVVC recurs in the majority of patients. By contrast, echinocandins, including topifungin, are fungicidal, which means that they kill the fungus, including the species of Candida that cause VVC. Antifungal agents in other classes such as the polyenes or echinocandins must be administered intravenously, usually in a hospital setting, and thus are not typically used for the treatment of RVVC.

Our Solution—Topifungin for the Treatment of RVVC

We are developing topifungin, a topical formulation of biafungin, for the treatment of RVVC. The active ingredient in topifungin is biafungin, which has demonstrated potent fungicidal activity against Candida species in preclinical studies. Unlike currently available echinocandins, biafungin can be formulated topically due to its high solubility, stability and activity over a wide range of pH values, as evidenced by testing to date. By contrast, anidulafungin, a currently marketed echinocandin, is virtually insoluble in water. We believe that the fungicidal activity of biafungin at the site of infection has the potential to be more effective than the fungistatic azoles in reducing recurrence of Candida infections in women with RVVC. We are planning a Phase 1b/2 multi-site clinical trial to investigate the safety, tolerability, and initial efficacy of topifungin in women with VVC. Because topifungin is a formulation of biafungin, we will reference biafungin’s IND in order to streamline the topifungin development plan prior to the submission of its IND.

Preclinical Studies

We are currently conducting IND-enabling studies with a topifungin formulation with the goal of submitting an IND to the FDA in the second half of 2015. In vitro studies to examine the efficacy of topifungin are conducted with biafungin, the active pharmaceutical ingredient, or API, of topifungin. As shown in the table below, preclinical data has confirmed that biafungin is active in the normal vaginal tract pH of 4 against a panel of 52 clinical isolates from VVC patients. Biafungin was active against both azole-susceptible Candida strains as well as against Candida strains that are resistant to azoles, including fluconazole.

Biafungin Versus Fluconazole Efficacy Against VVC Patient Isolates In Vitro

We conducted preclinical studies to evaluate the tolerability, toxicity and pharmacokinetic profile of topifungin when administered topically to female rats. Topifungin gel formulations of 1% and 10% biafungin were tested. No signs or symptoms of toxicity or irritation were observed. For both 1% and 10% formulations, concentration of biafungin exceeded the MIC90 for 48 hours post initial dose, as shown in the chart below. Less than 1% of the topical dose administered to rats was absorbed systemically.

Topifungin Intravaginal Pharmacokinetic Profile in Female Rats

Clinical Development Plan

We anticipate initiating a Phase 1b/2 safety and efficacy clinical trial in women with VVC in the second half 2015, with results expected in late 2016. Following this clinical trial, we plan to conduct two superiority clinical trials comparing topifungin to oral fluconazole.

Our Proprietary Cloudbreak Immunotherapy Platform

We believe that our Cloudbreak immunotherapy platform is a fundamentally new approach for the treatment of infectious disease. The design of the Cloudbreak immunotherapy platform recognizes that most infectious disease is due to a temporary deficiency in the function of the immune system. Our Cloudbreak development candidates are designed to address this deficiency by recruiting components of the patient’s immune system to the site of infection, enabling more effective treatment. Similar to the way that immunotherapy has the potential to revolutionize the treatment of cancer by directing the immune system to destroy cancer cells, we believe that the Cloudbreak immunotherapy platform has the potential to transform the treatment of infectious disease caused by a variety of fungal, bacterial and viral pathogens. The initial development candidates emerging from the Cloudbreak immunotherapy platform are being developed for the treatment of invasive aspergillosis, a fungal infection that results in a high rate of mortality. In addition to fungal infections, we plan to pursue applications for the treatment of bacterial and viral infections. In each application, we intend to apply our Cloudbreak immunotherapy platform to infections in at-risk patients who could benefit from an improved immune response.

Our Cloudbreak development candidates have the potential to feature the following attributes:

■	small molecule components that enable efficient synthesis and testing;

■	selective binding to pathogens to amplify their immunogenicity (recognition by the immune system) and thereby efficiently recruit the innate immune system to assist in the rapid eradication of the pathogen;

■	use as adjunctive therapy along with standard of care regimens; and

■	broad applicability in the treatment of infectious diseases.

Each Cloudbreak development candidate has two small molecules that are joined by a chemical linker: a targeting moiety, or TM, that recognizes a cell surface target and an effector moiety, or EM, that is recognized by the immune system. In many cases, we can use a commercially approved drug as the TM. The coupling of the TM to the EM results in a bispecific molecule that can direct the immune system specifically to the targeted pathogen. The following is a depiction of how Cloudbreak attracts the immune system to fungal pathogens.

EM = effector moiety TM = targeting moiety

Our Cloudbreak development candidates for the treatment of fungal infections use echinocandins and other approved antifungal small molecule drugs as TMs. For example, our Cloudbreak development candidate C-001 uses an echinocandin as the TM, and our Cloudbreak development candidate C-016 uses a polyene as the TM. The EM may consist of one of a number of molecules known to attract elements of the innate immune system. One example of an EM is a formyl peptide, which binds defined receptors on, and is known to be a potent attractant for, human neutrophils.

The Cloudbreak immunotherapy platform is similar to certain cancer immunotherapies in that it uses molecules with two binding sites, one that binds to a cell surface target and a second that binds to specific receptors on immune cells. Because Cloudbreak development candidates are small molecules, we expect them to have lower cost of goods compared to biologics. Their modular composition allows for rapid exploration of combinations of TM, EM, and linker domains, potentially enabling efficient discovery of anti-infective molecules with the desired potency, specificity and physical properties.

Comparison of Cloudbreak Immunotherapy to Cancer Immunotherapy

The potential effectiveness of our Cloudbreak immunotherapy platform was demonstrated in an in vitro study comparing our Cloudbreak development candidate C-016 versus each of its individual components. C-016 substantially attenuated Aspergillus growth in the presence of human neutrophils. Neutrophils alone or with either of the TM or EM of C-016 were not nearly as effective as when the TM and EM were linked in the C-016 molecule.

C-016 Potently Inhibits Fungal Growth

C-016 more potently inhibits fungal growth in vitro than individual Cloudbreak components or neutrophils alone. Aspergillus conidia were grown in the presence of neutrophils and TM alone, EM alone, or C-016. Percent hyphal outgrowth per conidia was measured at the end of the experiment at 18 hours.

C-001 for Invasive Aspergillosis

We are developing C-001 as our initial Cloudbreak development candidate for the treatment of invasive aspergillosis. C-001, like other Cloudbreak development candidates, is composed of a TM, which, in the case of C-001, is an approved enchinocandin antifungal, and an EM, which is a formyl peptide. The clinical objective for C-001 is to significantly decrease mortality in patients on standard of care therapy by increasing local immune response at the site of infection. C-001 is currently in preclinical testing. After completing IND-enabling studies on C-001, we plan to initiate a Phase 1b clinical trial in patients with aspergillosis. Our Phase 1b clinical trial will evaluate C-001 as adjunctive therapy given to patients together with voriconazole, the current standard of care for these patients.

Aspergillus, the target of our initial Cloudbreak development candidates, is ubiquitous in the environment and normally does not pose a threat to the vast majority of individuals. Invasive aspergillosis occurs largely in immunosuppressed patients when Aspergillus infects the lungs and subsequently spreads through the bloodstream leading to infections in organs. Invasive aspergillosis also arises in patients with leukemia whose immune systems are attenuated, affecting 10% to 20% of patients. Between 5% and 13% of patients undergoing allogeneic stem cell transplants and 5% to 25% percent of recipients of solid organ transplants develop invasive aspergillosis.

Due to its potency, voriconazole is the standard of care for the treatment of invasive aspergillosis. However, on-treatment mortality rates remain at approximately 50%. We believe that Cloudbreak development candidates have the potential to significantly decrease mortality rates in invasive aspergillosis as an adjunctive therapy to standard of care by directing the immune system to the site of infection.

C-001 is designed to attract neutrophils to sites where they are needed and stimulate them to generate an anti-infective response. Despite the fact that invasive aspergillosis occurs in immunosuppressed patients, at the time of diagnosis, most patients have measurable amounts of neutrophils and approximately half of all patients have a neutrophil count above 500 neutrophils per microliter, which is the threshold for severe neutropenia, or low neutrophil count. In a retrospective analysis that we and our academic collaborators conducted on records of 126 patients with invasive pulmonary aspergillosis, the rates of severe neutropenia were lower than expected, with 50% of the patients having neutrophil counts above 500 at the time of their aspergillosis diagnosis. While we do not have data that indicates that a neutrophil count below 500 precludes efficacy of Cloudbreak products, based on data generated in animal models, we believe that patients with neutrophil counts greater than 500 would have sufficient neutrophils to benefit from Cloudbreak products.

Preclinical Studies

We have developed an assay to measure mobilization of neutrophils directly to the pathogen in the presence and absence of our development candidates. Aspergillus spores, or conidia, were placed in experimental chambers of approximately the same size as human alveoli into which human primary neutrophils were allowed to migrate. In the absence of C-001, very few neutrophils were attracted to the fungus and the conidia matured into growing hyphae, the invasive form of Aspergillus. When C-001 is added at a concentration approximately one thousand-fold below the MIC of the TM, the conidia and hyphae were rapidly killed by neutrophils and subsequent hyphal growth was arrested. Results are shown below.

Without C-001: limited neutrophil attraction and activity (neutrophils in blue; Aspergillus in red)

With C-001: robust neutrophil attraction and activity

The figure below shows the activity of C-001 in a guinea pig model of invasive aspergillosis. In this study, six guinea pigs per treatment group were immunosuppressed to a clinically relevant level similar to that in the aspergillosis patients from our retrospective study. A lethal injection of Aspergillus resulted in all animals dying within four days when treated with placebo. The addition of either voriconazole or C-001 alone led to modest extensions in average survival times but did not increase overall survival rates. The combination of C-001 and voriconazole, however, result in 50% survival at day 10. Separately, our data show that versions of Cloudbreak development candidates that contain “immunosilent,” or sham, EMs did not attract neutrophils in vitro and were not efficacious in animal models of infection.

C-001 Plus Voriconazole Leads to Improved Survival in an Aspergillosis Model

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties to manufacture preclinical and clinical supplies of biafungin, topifungin, our Cloudbreak development candidates, and any future product candidates.

Biafungin and topifungin are semi-synthetic natural products. Thus, the manufacturing process for these product candidates involves fermentation and synthetic chemical steps. The process begins with fermentation to produce a natural product, which is conducted by third-party vendors. The natural product is then converted to biafungin or topifungin, as the case may be, in a series of chemical steps.

Our third-party contract manufacturers are currently producing, and will produce in the future, our product and development candidates for use in our preclinical studies and clinical trials utilizing reliable and reproducible synthetic processes and common manufacturing techniques. We obtain our supplies from manufacturers on a purchase order basis and do not have any long-term arrangements. In addition, we do not currently have arrangements in place for bulk drug substance or drug product services. We intend to identify and qualify additional manufacturers to provide bulk drug substance and drug product services prior to submission of an NDA to the FDA if necessary to ensure sufficient commercial quantities of each product.

Intellectual Property

The proprietary nature of, and protection for, biafungin, topifungin, our Cloudbreak immunotherapy platform, our processes and our know-how are important to our business. We seek patent protection in the United States and internationally for biafungin, topifungin, our Cloudbreak immunotherapy platform and any other technology to which we have rights where available and when appropriate. Our policy is to pursue, maintain and defend patent rights, developed internally and potentially licensed from third parties and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Our success will depend significantly on our ability to:

■	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

■	defend and enforce our current and potential future patents;

■	preserve the confidentiality of any of our trade secrets; and

■	operate our business without infringing the patents and proprietary rights of third parties.

We have established and continue to build proprietary positions for biafungin and our product candidates and technology in the United States and abroad. As of February 1, 2015, our patent portfolio included two families of patent applications related to biafungin, one of which is also related to topifungin, and three families of patent applications related to our Cloudbreak immunotherapy platform.

In May 2014, we entered into an asset purchase agreement with Seachaid Pharmaceuticals, Inc., or Seachaid, whereby we purchased intellectual property related to biafungin and topifungin. We issued 17,858,550 shares of common stock to Seachaid as consideration for the assets acquired.

We own the rights to a first patent family that provides basic composition of matter coverage for biafungin and topifungin. This first patent family includes one granted United States utility patent and one pending United States utility application, as well as foreign national or regional counterpart patent applications pending in Canada, China, Europe, Hong Kong, India and Japan. We also own the rights to a second patent family directed to oral formulations and dosing regimens for biafungin. This second patent family includes one pending U.S. utility patent application and foreign national or regional counterpart patent applications pending in Australia, Brazil, Canada, China, Europe, India, Israel, Japan, South Korea, Mexico and Russia. If issued, we expect that these two families of patent applications would expire in 2032 and 2033, respectively, excluding any additional term for patent term adjustments or patent term extensions.

For our Cloudbreak immunotherapy platform, we have one pending Patent Cooperation Treaty application and two U.S. provisional patent applications. If issued, patents resulting from these patent applications could result in claims to both therapeutic compositions and methods of treatment. Any such patents would be expected to expire between 2034 and 2036, excluding any additional term for patent term adjustments or patent term extensions.

Further, we seek trademark protection in the United States and internationally where available and when appropriate. We have filed for trademark protection in several countries for the Cidara Therapeutics trademark, which we use in connection with our pharmaceutical research and development services. We currently have pending trademark applications for the Cidara Therapeutics mark in the United States, Australia, Canada, and the European Union. We also currently have pending trademark applications for topifungin and Cloudbreak in the United States.

Competition

The biopharmaceutical industry is characterized by intense and dynamic competition to develop new technologies and proprietary therapies. Any product candidates that we successfully develop and commercialize will have to compete with existing therapies and new therapies that may become available in the future. We believe that biafungin, topifungin and our Cloudbreak development candidates, including C-001, paralleled with our scientific and development expertise in the field of anti-infectives, provide us with competitive advantages over our peers. However, we face potential competition from various sources, including larger and better-funded pharmaceutical, specialty pharmaceutical, and biotechnology companies, as well as from generic drug manufacturers, academic institutions, governmental agencies and public and private research institutions.

Biafungin will primarily compete with antifungal classes for the treatment of candidemia, which include polyenes, azoles and echinocandins. The approved branded therapies for this indication include Cancidas (caspofungin, marketed by Merck & Co.), Eraxis (anidulafungin, marketed by Pfizer, Inc.) and Mycamine (micafungin, marketed by

Astellas Pharma US, Inc.). In addition, there are other generic products approved for candidemia, marketed by companies such as Baxter Healthcare Corporation, Mylan Inc. and Glenmark Generics Inc., among others. In addition to approved therapies, we expect that biafungin will compete with product candidates that we are aware of in clinical development by third parties, including SCY-078 (being developed by Scynexis, Inc.) and isavuconazole (being developed jointly by Astellas Pharma and Basilea Pharmaceutica Ltd.).

Topifungin will primarily compete against azole agents (oral, topical and intravaginal), currently used in the treatment of VVC, as well as over-the-counter topical agents used to treat these conditions. The approved prescription therapies for VVC are Diflucan (fluconazole) and Terazol (terconazole). While there are several over-the-counter topical agents such as Monistat (miconazole), Gyne-Lotrimin (clotrimazole) or Gynazole-1 (butoconazole) also used to treat VVC, we do not consider these products to be significant competitors due to their limited efficacy in RVVC and severe acute VVC. In addition to approved therapies, we expect that topifungin will compete with product candidates that we are aware of in clinical development by third parties, including VT-1161 (being developed by Viamet Pharmaceuticals, Inc.), and albaconazole (being developed by Actavis plc).

We intend to develop C-001, the first development candidate from our Cloudbreak immunotherapy platform, for the treatment of invasive aspergillosis. The approved branded therapy for invasive aspergillosis is Vfend (voriconazole, marketed by Pfizer, Inc.). There are other generic products approved for the treatment of invasive aspergillosis marketed by companies such as Sandoz (a Novartis Company), Teva Pharmaceutical Industries Ltd and Glenmark Generics Inc., among others.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. These same competitors may invent technology that competes with our Cloudbreak immunotherapy platform.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and subject registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, we expect that our therapeutic products, if approved, will be priced at a significant premium over competitive generic products and our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, import and export of pharmaceutical products, such as those we are developing.

United States Drug Approval Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and untitled letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement of profits or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

■	contract manufacturing expenses, primarily for the production of clinical supplies;

■	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

■	submission to the FDA of an investigational new drug, or IND, which must become effective before human clinical trials may begin;

■	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

■	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug for each indication;

■	submission to the FDA of a new drug application, or NDA;

■	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

■	FDA review and approval of the NDA.

Preclinical Studies and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events, and in some cases, to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination at www.clinicaltrials.gov. Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

■	Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

■	Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

■	Phase 3: The drug is administered to an expanded patient population in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and, more frequently, if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, which fees are typically increased annually.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission before accepting them for filing to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review of NDAs. Under these goals, the FDA has committed to review most such applications for non-priority products within 10 months, and most applications for priority review products, that is, drugs that the FDA determines represent a significant improvement over existing therapy, within six months from filing. The review process may be extended by the FDA for three additional months to consider certain information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drugs or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP and integrity of the clinical data submitted.

The testing and approval process requires substantial time, effort and financial resources, and each may take many years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to develop our product candidates and secure necessary governmental approvals, which could delay or preclude us from marketing our products.

After the FDA’s evaluation of the NDA and inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the NDA. Even if the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including Risk Evaluation and Mitigation Strategies, or REMs, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track Designation

The FDA is required to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new product candidate may request the FDA to designate the product for a specific indication as a fast track product concurrent with or after the submission of the IND for the product candidate. The FDA must determine if the product candidate qualifies for fast track designation within 60 days after receipt of the sponsor’s request.

In addition to other benefits, such as the ability of the sponsor to use surrogate endpoints in the evaluation of the pivotal clinical trials and have more frequent interactions with the FDA, the FDA may initiate review of sections of a fast track product’s NDA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Priority Review

Under FDA policies, a product candidate may be eligible for priority review, or review generally within a six-month time frame from the time a complete application is received. Products regulated by the FDA’s Center for Drug Evaluation and Research, or CDER, are eligible for priority review if they provide a significant improvement compared to marketed products in the treatment, diagnosis or prevention of a disease. A fast track designated product candidate would ordinarily meet the FDA’s criteria for priority review.

Accelerated Approval

Under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval trials, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Breakthrough Therapy Designation

Under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally defined as a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same orphan indication, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Qualified Infectious Disease Products

In response to the growing unmet medical need in the area of serious bacterial infections, the Food and Drug Administration Safety and Innovation Act became law in July 2012 and included the Generating Antibiotic Incentives Now Act, or the GAIN Act. The GAIN Act is intended to provide incentives, including, for example, access to expedited FDA review for approval and five years of potential market exclusivity extension, for the development of new, qualified infectious disease products, or QIDP, including antibacterial or antifungal drugs intended to treat serious or life-threatening infections that are resistant to treatment, or that treat qualifying resistant pathogens identified by the FDA. A sponsor must request QIDP designation for a new drug before an NDA is submitted and, if designated as a QIDP and approved, is eligible for an additional five years of exclusivity beyond any period of exclusivity to which it would have otherwise been entitled. In addition, a QIDP receives NDA priority review and Fast Track designation.

Pediatric Exclusivity and Pediatric Use

Under the Best Pharmaceuticals for Children Act, or the BPCA, certain drugs may obtain an additional six months of exclusivity, if the sponsor submits information requested in writing by the FDA (a Written Request) relating to the use of the active moiety of the drug in children. The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may not produce health benefits in that population.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric studies for most drugs and biologics, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs, biologics license applications and supplements thereto, must contain a pediatric assessment unless the sponsor has received a deferral or waiver. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which an orphan drug designation has been granted. The required assessment must assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug or biologic is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data needs to be collected before the pediatric studies begin. After April 2013, the FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Other Regulatory Requirements

Any drug manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval.

The FDA may impose a number of post-approval requirements, including REMs, as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a Risk Evaluation and Mitigation Strategy program. Other potential consequences include, among other things:

■	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

■	fines, warning letters or holds on post-approval clinical trials;

■	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

■	product seizure or detention, or refusal to permit the import or export of products; or

■	consent decrees, injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off label uses, and a company that is found to have improperly promoted off label uses may be subject to significant liability.

Additional Provisions

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws restrict our business activities, including certain marketing practices. These laws include, without limitation, anti-kickback laws,false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers.

The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item, good, facility or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that are alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal healthcare program anti-kickback statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the federal healthcare program anti-kickback statute has been violated. Additionally, the intent standard under the federal healthcare program anti-kickback statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal healthcare program anti-kickback statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Federal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal healthcare program anti-kickback statute, the Affordable Care Act amended the intent standard for certain healthcare fraud under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

Additionally, the federal Physician Payments Sunshine Act, created under the Affordable Care Act, and its implementing regulations, require certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value provided to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

The majority of states also have statutes or regulations similar to the aforementioned federal laws, some of which are broader in scope and apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, potentially significant criminal and civil and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage and Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of coverage and adequate reimbursement by third-party payors. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients and providers are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products in which our products are used. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Decisions regarding the extent of coverage and amount of reimbursement to be provided for each of our product candidates will be made on a plan by plan basis. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Additionally, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

Healthcare Reform

Current and future legislative proposals to further reform healthcare or reduce healthcare costs may result in lower reimbursement for our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products.

For example, implementation of the Affordable Care Act has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical industry. The Affordable Care Act, among other things, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional congressional action is taken. Additionally, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted or whether FDA regulations, guidance, policies or interpretations changed or what the effect of such changes, if any, may be.

Employees

As of September 30, 2014, we had 18 employees, all of whom are full-time, 10 of whom hold Ph.D. or M.D. degrees, 11 of whom were engaged in research and development activities and seven of whom were engaged in business development, finance, information systems, facilities, human resources or administrative support. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We lease a 13,158 square foot facility in San Diego, California for administrative and research and development activities. The lease commenced on July 15, 2014 and has a two-year initial term expiring July 14, 2016. Additionally we expanded our lease to include approximately 2,500 square feet of additional space. The lease on the additional space commenced on January 6, 2015 and the term expires on June 30, 2016, at which time we have the option to expand into a total of 5,827 square feet of facilities. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current executive officers and directors:

NAME	AGE	POSITION(S)
Executive Officers
Jeffrey Stein, Ph.D.	59	President, Chief Executive Officer and Director
Kenneth Bartizal, Ph.D	63	Chief Development Officer
Paul Daruwala	46	Chief Commercial Officer
Kevin Forrest, Ph.D.	38	Chief Operating Officer and Chief Financial Officer
Dirk Thye, M.D.	45	Chief Medical Officer

Non-Employee Directors
Scott Rocklage, Ph.D.( )	60	Chairman of the Board of Directors
Daniel D. Burgess ( )	53	Director
Steven A. Elms ( )	51	Director
Patrick Heron ( ).	44	Director
Kevin Judice, Ph.D	51	Director
Nina Kjellson ( )	40	Director
Theodore R. Schroeder ( )	59	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Jeffrey Stein, Ph.D. Dr. Stein joined us as President and Chief Executive Officer in January 2014. Prior to joining us, Dr. Stein was the President and Chief Executive Officer of Trius Therapeutics, Inc., a publicly-traded pharmaceutical company, until its acquisition by Cubist Pharmaceuticals, Inc. in September 2013. Dr. Stein was also a venture partner at Sofinnova Ventures, a biotech venture capital fund, from 2005 to 2010. Prior to joining Soffinova, Dr. Stein was co-founder and Chief Scientific Officer at Quorex Pharmaceuticals, Inc., a private pharmaceutical company, from 1999 until its acquisition by Pfizer Pharmaceuticals, Inc. in 2005. He has also served as a Principal Scientist with Diversa Corporation and the Agouron Institute. Dr. Stein current serves on the board of directors of Great Lakes Pharmaceuticals, Inc., a private biopharmaceutical company, and Paratek Pharmaceuticals, a publicly-traded biopharmaceutical company. Dr. Stein holds a B.S. in marine biology and an M.S. in biology from California State University—Long Beach and a Ph.D. in marine biology from the University of California, San Diego. Dr. Stein conducted his postdoctoral research in bacterial genetics as an Alexander Hollaender Distinguished Postdoctoral Fellow at the California Institute of Technology.

Our board of directors believes that Dr. Stein’s expertise and experience as our President and Chief Executive Officer, his perspective and experience as a founder and executive at public and private pharmaceutical companies and his expertise in life sciences and venture capital industries, provide him with the qualifications and skills to serve on our board of directors.

Kenneth Bartizal, Ph.D. Dr. Bartizal joined us as Chief Development Officer in July 2014. From 2007 to 2013 he served as Chief Development Officer at Trius Therapeutics, Inc., a publicly-traded biopharmaceutical company, until its acquisition by Cubist Pharmaceuticals, Inc. From 1988 to 2007, Dr. Bartizal served as Executive Director and Head of Infectious Diseases at Merck & Co., Inc., a publicly-traded pharmaceutical company. From 1986 to 1988, Dr. Bartizal served as a research scientist at Pfizer Inc., a pharmaceutical company. From 1983 to 1986, he was a faculty member and conducted research at Kirksville College of Osteopathic Medicine and Northeast Missouri State University. Dr. Bartizal received his B.S., M.S. and Ph.D. degrees from the University of Notre Dame.

Paul Daruwala. Mr. Daruwala joined us as Chief Commercial Officer in December 2014. From September 2012 to October 2014 he was the Vice President of the U.S. Viral Hepatitis Franchise (HCV and HBV) at Bristol-Myers Squibb Company, a publicly traded pharmaceutical company. Before joining Bristol-Myers Squibb, Mr. Daruwala founded Delta Sage, a private consulting practice, in February 2012. From May 2010 to February 2012, Mr. Daruwala served as Vice President of Commercial and Strategic Management for HCV at Vertex Pharmaceuticals where he was responsible for the therapeutic area strategy, marketing, patient services, and a national field team of health care provider support. From 1992 to May 2010 Mr. Daruwala served in a number of roles at Merck & Co., including: the U.S. lead for HCV, Global Lead for Antiviral New Products, Global Lead for the Hospital Antifungal Franchise, and Director of Marketing and Strategic Planning for the Anti-inflammatory and Analgesic Franchise. Mr. Daruwala spent several years in a business development role, leading commercial and strategic assessments which culminated in preclinical through Phase 2 transactions in oncology, infectious diseases, immunology, and metabolic diseases. He started his career in sales, sales management, and managed markets in Merck’s U.S. division. Mr. Daruwala received his degree in pharmacy from The University of Kentucky.

Kevin Forrest, Ph.D. Dr. Forrest co-founded us in December 2012 and has served as our Chief Operating Officer since July 2014 and as our Chief Financial Officer since February 2015. From February 2005 to June 2014, Dr. Forrest held positions of increasing responsibility, most recently as a principal at 5AM Ventures, a venture capital firm. Dr. Forrest holds a B.S. in biology from Boston College and a Ph.D. in molecular biology from Princeton University.

Dirk Thye, M.D. Dr. Thye joined us as Chief Medical Officer in July 2014. From 2005, Dr. Thye was one of the founders of Cerexa, a private biopharmaceutical company that was acquired in 2007 by Forest Laboratories, Inc. Dr. Thye held a number of positions at Forest Laboratories and completed his tenure there in 2011 as President. Prior to joining Cerexa, Dr. Thye was a founder and Senior Vice President of Clinical Development for Peninsula Pharmaceuticals, a biopharmaceutical company, from 2001 until 2005. In addition, Dr. Thye has served as a member of the board of directors or scientific advisory board member for a number of companies in the anti-infective area. Dr. Thye received his B.A. in Molecular Biology from University of California, Berkeley, his M.D. from University of California, Los Angeles, and completed his residency in Internal Medicine at Stanford University.

Non-Employee Directors

Scott Rocklage, Ph.D. Dr. Rocklage has served as a member of our board of directors since 2013. Dr. Rocklage joined 5AM Ventures, a venture capital firm, in 2003 as a Venture Partner and became a Managing Partner in 2004. Prior to joining 5AM Ventures, Dr. Rocklage served as Chief Executive Officer and Chairman of the Board of Cubist Pharmaceuticals Inc., a publicly-traded pharmaceutical company, from 1994 to 2003 and as President and Chief Executive Officer of Nycomed Salutar, Inc., a diagnostic imaging company, from 1986 to 1989. Dr. Rocklage has also served in various research and development positions at Nycomed and Catalytica, Inc., a private pharmaceutical company. Dr. Rocklage currently serves as the chairman of the board of directors of Novira, Inc., a pharmaceutical company, Rennovia, Inc., a private bio-renewable chemical company, and Kinestral Technologies, a private technology company. Dr. Rocklage also serves on the board of directors of Achaogen, Inc., a publicly-traded biopharmaceutical company, Pulmatrix, Inc., a private biotechnology company, and Epirus Biopharmaceuticals, Inc., a publicly traded biopharmaceutical company. Dr. Rocklage holds a B.S. in chemistry from the University of California, Berkeley and a Ph.D. in chemistry from the Massachusetts Institute of Technology.

Our board of directors believes that Dr. Rocklage’s expertise and experience as a director of both public and private companies, his experience in the venture capital industry and his educational background provide him with the qualifications and skills to serve on our board of directors.

Daniel Burgess. Mr. Burgess has served as a member of our board of directors since April 2014. Mr. Burgess is currently a venture partner at SV Life Sciences, an investment fund, a position he has held since June 2014. From June 2011 until its acquisition by The Medicines Company in December 2013, he was the President and Chief Executive Officer of Rempex Pharmaceuticals, Inc., a private biopharmaceutical company. From December 2013 until June 2014, he ran the Rempex subsidiary of The Medicines Company. Prior to that, Mr. Burgess was President and Chief Executive Officer of Mpex Pharmaceuticals, Inc., a private biopharmaceutical company, from May 2007 until its acquisition by Aptalis Pharma Inc., now a subsidiary of Actavis, Inc., a publicly-traded pharmaceutical company, in April 2011. From August 1999 to May 2007, Mr. Burgess was Chief Operating Officer and Chief Financial Officer of Harbor BioSciences, Inc., formerly Hollis-Eden Pharmaceuticals, Inc., a pharmaceutical company. Prior to joining Harbor BioSciences Mr. Burgess held positions at Nanogen, Inc., Gensia Sicor, Inc., Castle & Cooke, Inc. and Smith Barney, Harris Upham and Company. Mr. Burgess served as a director of Metabasis Therapeutics, Inc. from March 2004 until its acquisition by Ligand Pharmaceuticals Incorporated in January 2010. From July 2004 until its acquisition by Salix Pharmaceuticals, Inc. in January 2014, Mr. Burgess served on the board of directors of Santarus, Inc., a publicly-traded biopharmaceutical company. Mr. Burgess holds a B.A. in economics from Stanford University and an M.B.A. from Harvard Business School.

Our board of directors believes Mr. Burgess’s expertise and experience as an executive in the pharmaceutical industry and his educational background provide him with the qualifications and skills to serve on our board of directors.

Steven A. Elms. Mr. Elms has served as a member of our board of directors since May 2014. Mr. Elms serves as a Managing Partner of Perseus-Soros Biopharmaceutical Fund, L.P., Aisling Capital II, L.P. and Aisling Capital III, L.P., affiliates of Aisling Capital, a venture capital fund, which he joined in 2000. Mr. Elms has been Chairman of the Board and Chief Executive Officer of Seachaid Pharmaceuticals Inc. since inception in 2008. Prior to joining Aisling, Mr. Elms served as a Principal in the life sciences investment banking group of Chase H&Q (formerly Hambrecht & Quiest Group, J.P. Morgan H&Q Principals, LP). Prior to Chase H&Q, Mr. Elms traded mortgage-backed securities at Donaldson, Lufkin & Jenrette. Mr. Elms has also worked as a pharmaceutical sales representative at Marion Laboratories and as a consultant of The Wilkerson Group. Mr. Elms currently serves on the board of directors of Pernix Therapeutics Holdings, Inc. and serves as Chairman of the Board of ADMA Biologics, Inc. and Loxo Oncology Inc. Mr. Elms also serves as a director for a number of private companies. Mr. Elms received a B.A. in human biology from Stanford University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Our board of directors believes Mr. Elms’ expertise and experience in the venture capital industry, his experience as a director of other companies and his educational background provide him with the qualifications and skills to serve on our board of directors.

Patrick Heron. Mr. Heron has served as a member of our board of directors since June 2014. Mr. Heron joined Frazier Healthcare in 1999 as an associate and became a General Partner in 2005. Mr. Heron is a member of the Biopharma Venture team. Mr. Heron is currently on the boards of Calibrium, Inc., Collegium Pharmaceutical, Inc., Imago Pharmaceuticals Inc., QuatRx Pharmaceuticals Co., Silvergate Pharmaceuticals, Inc., Tobira Therapeutics, Inc. and VentiRx Pharmaceuticals, Inc. From 1996 to 1999, Mr. Heron was a consultant with McKinsey & Co.’s West Coast biotechnology consulting practice. Mr. Heron holds a B.A. from University of North Carolina at Chapel Hill and an M.B.A. from Harvard Business School.

Our board of directors believes Mr. Heron’s expertise and experience in the venture capital industry, his experience as a director of other companies and his educational background provide him with the qualifications and skills to serve on our board of directors.

Kevin Judice, Ph.D. Dr. Judice co-founded us in December 2012 and served as our Chief Scientific Officer from our inception until January 2015. He has served as a member of our board of directors since our inception. Subsequent to launching us, Dr. Judice has served as the acting chief executive office at DiCE Molecules, Inc., a private biotechnology company that he co-founded in October 2013. Dr. Judice has also served as a member of the scientific advisory board of the California Institute for Biomedical Research, a not-for-profit biomedical research organization since June 2014. Dr. Judice founded and served as the Chief Scientific Officer and Chief Executive Officer of Achaogen, Inc., a publicly-traded biopharmaceutical company, from May 2004 to October 2011. Prior to founding Achaogen, Dr. Judice served as Senior Director, Medicinal Chemistry at Genentech, Inc., a biopharmaceutical company that is now part of the Roche Group, from 2002 to 2004, as Vice President, Chemistry at Theravance Biopharma, Inc., a publicly-traded biopharmaceutical company from 1997 to 2002, and began his professional career as a scientist at Genentech from 1993 to 1997. Dr. Judice holds a B.S. in chemistry from Texas A&M University, a Ph.D. in organic chemistry from the University of California, Los Angeles. Dr. Judice was an NIH post-doctoral fellow in molecular biology and protein engineering at the University of California, Berkeley.

Our board of directors believes Dr. Judice’s expertise and experience founding and holding executive positions in the pharmaceutical sector and his educational background provide him with the qualifications and skills to serve on our board of directors.

Nina Kjellson. Ms. Kjellson has served as a member of our board of directors since May 2014. Ms. Kjellson is a general partner at InterWest Partners, a leading diversified venture capital firm, where she has worked since 2002. Prior to joining InterWest, Ms. Kjellson was an investment manager at Bay City Capital, a life sciences merchant bank from 1999 to 2000, and a research associate at Oracle Partners, a healthcare-focused hedge fund. From August 1997 to September 1999, Ms. Kjellson conducted health policy and survey research with the Kaiser Family Foundation. Ms. Kjellson currently serves on the board of directors of Alvine Pharmaceuticals, Inc., Cebix, Inc., Eiger Biopharmaceuticals, Inc., Lycera Corp., Ocera Therapeutics Inc., and Welltok, Inc. Ms. Kjellson received a B.S. in human biology from Stanford University.

Our board of directors believes Ms. Kjellson’s expertise and experience in the venture capital industry, her experience as a director of pharmaceutical companies and her educational background provide her with the qualifications and skills to serve on our board of directors.

Theodore R. Schroeder. Mr. Schroeder has served as a member of our board of directors since April 2014. Mr. Schroeder co-founded Cadence Pharmaceuticals, Inc. in May 2004 and served as its President and Chief Executive Officer, and a member of the board of directors, until its acquisition in May 2014 by Mallinckrodt Pharmaceuticals, Inc., a publicly-traded pharmaceutical company. From August 2002 to February 2004, Mr. Schroeder served as Senior Vice President, North American Sales and Marketing, of Elan Pharmaceuticals, Inc., a neuroscience-based pharmaceutical company. From February 2001 to August 2002, Mr. Schroeder served as General Manager of the Hospital Products Business Unit at Elan Pharmaceuticals. From May 1999 to November 2000, Mr. Schroeder held the position of Senior Director of Marketing Hospital Products at Dura Pharmaceuticals, Inc., a specialty respiratory pharmaceutical and pulmonary drug delivery company, until its acquisition by Elan Pharmaceuticals. Prior to joining Dura Pharmaceuticals, Mr. Schroeder held a number of hospital-related sales and marketing positions with Bristol-Myers Squibb Company, a global pharmaceutical company. Mr. Schroeder is currently a member of the board of directors of Sharp HealthCare Foundation, a non-profit philanthropic organization, and Biocom, a regional life science trade association, where he is Chairman and a member of the executive committee. Mr. Schroeder is also a director of Hyperion Therapeutics a publicly traded company focused on ultra-rare diseases. Mr. Schroeder received a B.S. in management from Rutgers University.

Our board of directors believes that Mr. Schroeder’s expertise and experience as an executive in the pharmaceutical industry, as a founder of a pharmaceutical company and his educational background provide him with the qualifications and skills to serve on our board of directors.

Board Composition

Each of our current directors was elected to serve as a member of our board of directors pursuant to a voting agreement dated May 30, 2014, by and among us and certain of our stockholders. Pursuant to the voting agreement (1) Dr. Rocklage was designated to serve on our board of directors as a representative of our preferred stockholders, as designated by 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P.; (2) Mr. Elms was designated to serve on our board of directors as a representative of our preferred stockholders, as designated by Aisling Capital II, LP; (3) Mr. Heron was designated to serve on our board of directors as a representative of our preferred stockholders, as designated by Frazier Healthcare VII, LP and Frazier Healthcare VII-A, LP; (4) Ms. Kjellson was designated to serve on our board of directors as a representative of our preferred stockholders, as designated by InterWest Partners X, LP; (5) Dr. Stein was designated to serve on our board of directors as the serving Chief Executive Officer; (6) Dr. Judice was designated to serve on our board of directors, as a representative of our common stockholders, as designated by Dr. Stein, Dr. Judice, Shaw Warren and Dr. Forrest (and reasonably acceptable to 60% of the shares held by our preferred stockholders); and (7) Mr. Burgess and Mr. Schroeder were designated to serve on our board of directors as independent directors, as designated by the parties to the voting agreement (and acceptable to a majority of the directors then-serving, including a majority of the directors representing our preferred stockholders). The voting agreement will terminate upon the closing of this offering. Members previously elected to our board of directors pursuant to the voting agreement will continue to serve as directors until their successors are duly elected and qualified by holders of our common stock.

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our board of directors has determined that all of our directors, except                      and                     , are independent directors, as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

In accordance with the terms of our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to consummation of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms.

Effective upon the closing of this offering, our board of directors will be comprised of the following classes:

■	Class I, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2015;

■	Class II, which will consist of , and , and whose terms will expire at our annual meeting of stockholders to be held in 2016; and

■	Class III, which will consist of and , and whose terms will expire at our annual meeting of stockholders to be held in 2017.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently eight members. The authorized number of directors may be changed only by resolution by a majority of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Dr. Rocklage who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Chairman has substantial ability to shape the work of the board of directors. We believe that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, we have a separate chair for each committee of the board of directors. The chair of each committee is expected to report annually to the board of directors on the activities of his or her committee in fulfilling its responsibilities as detailed in its respective charter or specify any shortcomings should that be the case. In addition, we believe that having a separate Chairman creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of the board of directors to monitor whether management’s actions are in the best interests of us and our stockholders. As a result, we believe that having a separate Chairman can enhance the effectiveness of the board of directors as a whole.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of                     ,                     , and                     . Our board of directors has determined that each of the members of this committee satisfies the NASDAQ Stock Market independence requirements. Each member of our audit committee can read and understand fundamental financial statements in accordance with NASDAQ audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

                     serves as the chair of our audit committee. Our board of directors has determined that                      qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NASDAQ Listing Rules. In making this determination, our board has considered                     ’s formal education and previous and current experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:

■	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

■	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

■	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

■	prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

■	reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

■	reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

■	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

■	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

■	preparing the report that the SEC requires in our annual proxy statement;

■	reviewing and providing oversight of any related-party transactions in accordance with our related-party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

■	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

■	reviewing on a periodic basis our investment policy; and

■	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of                     ,                      and         .             serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, or the Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies the NASDAQ Stock Market independence requirements. The functions of this committee include, among other things:

■	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

■	making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

■	reviewing and making recommendations to the full board of directors regarding performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

■	reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

■	evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

■	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

■	establishing policies with respect to votes by our stockholders to approve executive compensation to the extent required by Section 14A of the Exchange Act and, if applicable, determining our recommendations regarding the frequency of advisory votes on executive compensation;

■	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

■	administering our equity incentive plans;

■	establishing policies with respect to equity compensation arrangements;

■	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

■	reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

■	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

■	preparing the report that the SEC requires in our annual proxy statement; and

■	reviewing and evaluating on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                     ,                      and                     . Our board of directors has determined that each of the members of this committee satisfies the NASDAQ Stock Market independence requirements. serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

■	identifying, reviewing and evaluating candidates to serve on our board of directors;

■	determining the minimum qualifications for service on our board of directors;

■	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

■	evaluating, nominating and recommending individuals for membership on our board of directors;

■	evaluating nominations by stockholders of candidates for election to our board of directors;

■	considering and assessing the independence of members of our board of directors;

■	developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

■	considering questions of possible conflicts of interest of directors as such questions arise; and

■	reviewing and evaluating on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

We have established a compensation committee, which has and will make decisions relating to compensation of our executive officers. Our board of directors has appointed                     ,                      and                      to serve on the compensation committee. None of these individuals has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to consummation of this offering, limit our directors’ liability to the fullest extent permitted under Delaware corporate law. Delaware corporate law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

■	for any transaction from which the director derives an improper personal benefit;

■	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

■	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and our two most highly compensated executive officers other than our principal executive officer for the year ended December 31, 2014 are:

■	Jeffrey Stein, Ph.D., our President and Chief Executive Officer;

■	Kenneth Bartizal, Ph.D., our Chief Development Officer; and

■	Dirk Thye, M.D., our Chief Medical Officer.

2014 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)		BONUS ($) (1)	STOCK AWARDS ($) (2)		OPTION AWARDS ($) (2)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	ALL OTHER COMPENSATION ($) (3)	TOTAL ($)
Jeffrey Stein, Ph.D.	2014	263,846		59,680	—		459,469	—	—	782,995
President and Chief Executive Officer
Kenneth Bartizal, Ph.D.	2014	213,937	(4)	—	—		91,893	—	750	306,580
Chief Development Officer
Dirk Thye, M.D.	2014	150,000		—	20,230	(5)	137,841	—	30,000	338,071
Chief Medical Officer

(1)	Amount shown represents a perfomance-based bonus paid to Dr. Stein in connection with our Series A preferred stock financing.
(2)	The amounts reported do not reflect the amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each equity award granted to our named executive officers during the fiscal year ended December 31, 2014, as computed in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in Note 8 to our financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(3)	Amounts shown represent a relocation bonus paid to Dr. Thye and health insurance cash subsidy paid to Dr. Bartizal in lieu of company-provided group health insurance benefits.
(4)	Includes $83,937 of consulting fees paid to Dr. Bartizal prior to his employment by us.
(5)	Amount shown represents the fair value of the equity award on the date Dr. Thye became an employee in accordance with FASB ASC 718.

Annual Performance-Based Bonus Opportunity

Our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate and individual goals and to reward our executives for achievement towards these goals. The annual performance-based bonus that each named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals and the executive achieves his individual goals that our board of directors establishes each year.

For 2014, Dr. Stein was eligible to receive a target bonus of up to 25% of his base salary and Drs. Thye and Bartizal were each eligible to receive a target bonus of up to 20% of their respective base salaries (pro-rated based on the percentage of time such executive was employed during 2014), each pursuant to the terms of his employment agreement described below under “—Agreements with our Named Executive Officers.” There is no minimum bonus percentage or amount established for the named executive officers and, as a result, the bonus amounts may vary from year to year based on corporate and individual performance. As of the date of this prospectus, the amount of bonuses earned for 2014 has not yet been determined. We expect to determine and pay such bonuses on or before March 15, 2015.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests with those of our employees and consultants, including our named executive officers. Our board of directors is responsible for approving equity grants. In the fiscal year ending December 31, 2014, we granted both restricted stock purchase rights and stock option awards to our named executive officers. Vesting of the shares of restricted common stock and stock option awards are tied to continuous service with us and serve as an additional retention measure. Our executives generally are awarded an initial new hire equity grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted all equity awards pursuant to the 2013 plan, the terms of which are described below under “—Equity Benefit Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally our stock option awards vest over a four-year period subject to the holder’s continuous service to us and may be granted with an early exercise feature.

As described below under “—Potential Payments Upon Termination or Change in Control,” all of our outstanding equity awards granted to our named executive officers contain a double trigger acceleration feature. Pursuant to such feature, in the event of the holder’s cessation of continuous service without cause, and not due to a death or disability, within three months prior to or within 12 months following consummation of a change in control of the company, the vesting and exercisability of the option will be accelerated in full.

Agreements with our Named Executive Officers

We have entered into written offer letters setting forth the terms and conditions of employment for each of our named executive officers, as described below. Each of our executive officers has also executed our standard form of proprietary information and inventions agreement. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, please see “—Potential Payments Upon Termination or Change in Control” below.

Agreement with Dr. Stein. In July 2014, we entered into an amended and restated offer letter with Dr. Stein that governs the terms of his employment with us. Under the terms of the offer letter, Dr. Stein is entitled to an annual base salary of $350,000 and is eligible to receive an annual performance bonus of up to 25% of his base salary, as determined by our board of directors. In January 2014, we issued and sold to Dr. Stein 1,167,000 shares of our common stock in connection with his commencement of employment at a purchase price equal to $0.005 per share, which are subject to a right of repurchase that lapses over a 2-year vesting period subject to continued service. In addition, in September 2014, we granted to Dr. Stein an option to purchase up to 7,794,885 shares of our common stock at an exercise price equal to $0.09, which vest over a 4-year vesting period, in order to maintain his ownership percentage at 5% of our outstanding shares on a fully diluted basis as of our Series A preferred stock financing. Dr. Stein is additionally entitled to certain severance benefits pursuant to his offer letter, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Dr. Bartizal. In July 2014, we entered into an offer letter with Dr. Bartizal that governs the current terms of his employment with us. Under the terms of the offer letter, Dr. Bartizal is entitled to an annual base salary of $260,000 and is eligible to receive an annual target performance bonus of up to 20% of his base salary, as determined by our board of directors. In September 2014, we granted to Dr. Bartizal an option to purchase 1,558,964 shares of our common stock at an exercise price equal to $0.09 per share, which vest over a four-year vesting period, in connection with his commencement of employment with us. Dr. Bartizal is additionally entitled to certain severance benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Dr. Thye. In July 2014, we entered into an amended and restated offer letter with Dr. Thye that governs the current terms of his employment with us. Under the terms of the offer letter, Dr. Thye is entitled to an annual base salary of $300,000 and is eligible to receive an annual target performance bonus of up to 20% of his base salary, as determined by our board of directors. We also agreed to reimburse Dr. Thye for moving expenses, up to a maximum of $30,000, if he relocated to the San Diego area prior to December 31, 2014. In March 2014 we issued and sold to Dr. Thye 238,000 shares of our common stock as consideration for consulting services, at a purchase price equal to $0.005 per share, which are subject to a right of repurchase that lapses over a 4-year vesting period subject to continued service. In September 2014, we also granted to Dr. Thye an option to purchase 2,338,466 shares of our common stock at an exercise price equal to $0.09 per share, which vest over a four-year vesting period, with 25% vesting on the one-year anniversary of the vesting commencement date, and monthly thereafter in equal increments over the remaining 36-month period, in connection with his commencement of employment with us. Dr. Thye is also entitled to certain severance benefits pursuant to his offer letter, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including salary and unused vacation pay. In addition, each of our named executive officers is eligible to receive certain benefits pursuant to his or her agreement with us described above under “—Agreements with our Named Executive Officers.”

If Dr. Stein or Dr. Thye’s employment is terminated by us for reasons other than for “cause” (other than due to death or disability), or such executive resigns for good reason, including upon a change of control, each as defined in the executive’s offer letter agreement, such executive would be entitled to receive severance payments equal to continued payment of his base salary for six months and payment of his group health insurance premiums for up to six months. In addition, if Dr. Stein or Dr. Thye is terminated without cause or resigns for good reason within three months prior to or 12 months following a change in control, then he will be entitled to receive full accelerated vesting of any unvested time-based equity awards.

If Dr. Bartizal’s employment is terminated without cause or if he resigns for good reason upon a change of control (each as defined in his employment agreement), he will be entitled to receive severance payments equal to continued payment of his base salary for six months and payment of his group health insurance premiums for up to six months, and full accelerated vesting of any unvested time-based equity awards.

Following the consummation of this offering, Dr. Stein, Dr. Thye and Dr. Bartizal will also be entitled to receive tax gross up payments in the event any payments made in connection with a change in control are subject to the excise taxes imposed by Sections 280G and 4999 of the Internal Revenue Code.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding restricted stock awards and outstanding stock options held by our named executive officers as of December 31, 2014:

			OPTION AWARDS (1)(2)(3)				STOCK AWARDS (1)(3)
NAME	GRANT DATE	VESTING COMMENCEMENT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE AND VESTED	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNVESTED	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)		MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED AS OF DECEMBER 31, 2014 ($)
Jeffrey Stein	1/30/2014	1/30/2014	—	—	—	—	632,125	(4)
	9/9/2014	5/30/2014	—	3,897,443	0.09	9/8/2024	3,897,442
Kenneth Bartizal	9/9/2014	7/1/2014	—	—	—	—	1,558,964
Dirk Thye	3/26/2014	3/26/2014	—	—	—	—	238,000
	9/9/2014	7/1/2014	—	—	—	—	2,338,466

(1)	Unless otherwise noted, all of the options and shares of restricted stock were granted under the 2013 plan, the terms of which plans are described below under “—Equity Benefit Plans.”

(2)	All options listed in this table are immediately exercisable subject to a repurchase right held by us, which lapses as the shares vest. Accordingly, the columns above reflect vested and unvested options.
(3)	Unless otherwise noted, all of the option awards and shares of restricted stock have a four-year vesting schedule, with 25% vesting on the one-year anniversary of the vesting commencement date, and monthly thereafter in equal increments over the remaining 36-month period. The awards are also eligible for accelerated vesting on a qualifying termination as described above under “—Potential Payments Upon Termination or Change of Control.”
(4)	Shares are subject to a two-year vesting schedule, with 25% vesting on the six-month anniversary of the vesting commencement date, and monthly thereafter in equal increments over the remaining 18-month period.

Option Repricings

We did not engage in any repricings or other modifications or cancellations to any of our named executive officers’ outstanding equity awards during the year ended December 31, 2014.

Perquisites, Health, Welfare and Retirement Benefits

All of our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as our other employees. In addition, we provide a cash subsidy to any employee, including a named executive officer, who does not elect coverage under our company-sponsored medical insurance plans. We also provide a 401(k) plan to our employees, including our named executive officers, as discussed in the section below entitled “—401(k) Plan.”

We do not provide any other perquisites or personal benefits to our named executive officers, except in limited circumstances. We do, however, pay the premiums for term life insurance and disability insurance for all of our employees, including our current named executive officers.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan permits us to make discretionary contributions, including matching contributions and discretionary profit sharing contributions. We did not provide any such contributions in 2014. The 401(k) plan currently does not offer the ability to invest in our securities.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Equity Benefit Plans

2015 Equity Incentive Plan

Our board of directors adopted the 2015 Equity Incentive Plan, or the 2015 Plan, in                     2015 and our stockholders approved the 2015 Plan in                     2015, which will become effective upon the execution and delivery of the underwriting agreement related to this offering. Once the 2015 plan is effective, no further grants will be made under the 2013 Plan.

Stock Awards. The 2015 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, or RSUs, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. Additionally, the 2015 Plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2015 Plan after the 2015 Plan becomes effective is the sum of (1)             shares, plus (2) the number of shares (not to exceed             shares) (i) reserved for issuance under our 2013 plan at the time our 2015 Plan becomes effective, and (ii) any shares subject to outstanding stock options or other stock awards that were granted under our 2013 plan that are forfeited, terminate, expire or are otherwise not issued. Additionally, the number of shares of our common stock reserved for issuance under our 2015 Plan will automatically increase on January 1 of each year, beginning on January 1, 2016 (assuming the 2015 Plan becomes effective before such date) and continuing through and including January 1, 2025, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2015 Plan is             shares.

No person may be granted stock awards covering more than             shares of our common stock under our 2015 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than             shares of our common stock or a performance cash award having a maximum value in excess of $        . Such limitations are designed to help ensure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2015 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2015 Plan. In addition, the following types of shares of our common stock under the 2015 Plan may become available for the grant of new stock awards under the 2015 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2015 Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2015 Plan.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2015 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2015 Plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2015 Plan. Subject to the terms of our 2015 Plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2015 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2015 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2015 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2015 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2015 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2015 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment, clinical trial results, new and supplemental indications for existing products, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, and product supply); (29) stockholders’ equity; (30) capital expenditures; (31) debt levels; (32) operating profit or net operating profit; (33) workforce diversity; (34) growth of net income or operating income; (35) billings; (36) bookings; (37) employee retention; (38) initiation of phases of clinical trials and/or studies by specific dates; (39) patient enrollment rates; (40) budget management; (41) submission to, or approval by, a regulatory body (including, but not limited to the U.S. Food and Drug Administration) of an applicable filing or a product candidate; (42) regulatory milestones; (43) progress of internal research or clinical programs; (44) progress of partnered programs; (45) partner satisfaction; (46) timely completion of clinical trials; (47) submission of INDs and new drug applications and other regulatory achievements; (48) research progress, including the development of programs; (49) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); and (50) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; and (13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals and to define the manner of calculating the performance criteria we select to use for such performance period. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2015 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2015 Plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

■	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

■	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

■	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

■	arrange for the lapse of any reacquisition or repurchase right held by us;

■	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

■	make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2015 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. For example, certain of our employees may receive an award agreement that provides for vesting acceleration upon the individual’s termination without cause or resignation for good reason (including a material reduction in the individual’s base salary, duties, responsibilities or authority, or a material relocation of the individual’s principal place of employment with us) in connection with a change of control. Under the 2015 Plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets.

Amendment and Termination. Our board of directors has the authority to amend, suspend, or terminate our 2015 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2015 Plan.

2013 Stock Option and Grant Plan

Our board of directors initially adopted, and our stockholders approved the 2013 Stock Option and Grant Plan, or the 2013 Plan, in                     2013. The 2013 Plan provides for the grant of stock options (ISOs and NSOs), restricted stock awards, unrestricted stock awards and RSU awards to our employees, directors, and consultants. To date, only stock options and restricted stock awards have been awarded under the 2013 Plan. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2013 Plan. Subject to the terms of the 2013 Plan, our board of directors determines recipients, dates of grant, the number of and types of awards to be granted and the terms and conditions of awards made, including any applicable vesting schedule. Awards under the 2013 Plan are granted pursuant to award agreements adopted by the plan administrator. The aggregate number of shares of our common stock that could be issued pursuant to awards under the 2013 Plan is             . As of                     2015,             shares of common stock were issued an outstanding pursuant to options under the plan that had been exercised,             shares of common stock were subject to outstanding awards, and             shares were no longer issuable. Upon the effectiveness of this offering, no additional awards will be granted under the 2013 Plan. However, any outstanding awards already granted under the 2013 Plan will remain outstanding, subject to the terms of such plan and the applicable award agreements, until such outstanding awards are exercised or until they terminate or expire by their terms.

2015 Employee Stock Purchase Plan

Our board of directors adopted the 2015 Employee Stock Purchase Plan or the ESPP, in                     2015 and our stockholders approved the ESPP in                     2015. The ESPP will become effective immediately upon the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to retain the services of new employees and secure the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success and that of our affiliates.

Share Reserve. Following this offering, the ESPP authorizes the issuance of             shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2016 (assuming the ESPP becomes effective before such date) through January 1, 2025 by the least of (1)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (2) shares, or (3) a number determined by our board of directors that is less than (1) and (2). The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to     % of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (1) customarily employed for more than 20 hours per week, (2) customarily employed for more than five months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time, not to exceed two years. No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year and (3) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions. In the event of certain significant corporate transactions, including the consummation of: (1) a sale of all our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

NON-EMPLOYEE DIRECTOR COMPENSATION

In June 2014, our board of directors approved an annual cash retainer of $25,000 for each of Mr. Burgess and Mr. Schroeder for their service on our board of directors.

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during the year ended December 31, 2014:

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($) (1)	STOCK AWARDS ($) (1)	TOTAL ($)
Daniel D. Burgess	12,500	45,682	—	58,182
Steven A. Elms	—	—	—	—
Patrick Heron	—	—	—	—
Nina Kjellson	—	—	—	—
Scott M. Rocklage, Ph.D.	—	—	—	—
Theodore R. Schroeder	12,500	45,682	—	58,182

(1)	The amounts reported do not reflect the amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each equity award granted to our non-employee directors during the fiscal year ended December 31, 2014, as computed in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in Note 8 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

Our board of directors adopted a new compensation policy in                      2015 that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

■	an annual cash retainer of $ ;

■	an additional annual cash retainer of $ for service as chairman of our board of directors;

■	an additional annual cash retainer of $ , $ and $ for service on our audit committee, compensation committee and nominating and corporate governance committee, respectively;

■	an additional annual cash retainer of $ , $ and $ for service as chairman of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

■	an automatic annual option grant to purchase shares of our common stock for each non-employee director serving on the board of directors on the date of our annual stockholder meeting (including by reason of his or her election at such meeting), in each case vesting monthly until our next annual stockholder meeting, subject to the director’s continued service with us (the foregoing grants to non-employee directors joining our board of directors other than at an annual stockholder meeting will be prorated for the number of months remaining until our next annual stockholder meeting);

■	upon first joining our board of directors following this offering an automatic initial grant of an option to purchase shares of our common stock that vests monthly over a three-year period following the grant date subject to the director’s continued service with us; and

■	upon the execution and delivery of the underwriting agreement related to this offering, an automatic option grant to purchase shares of our common stock to each non-employee director serving on the board of directors on such date that will vest monthly over a three-year period following the grant date subject to the director’s continued service with us.

Each of the option grants described above will vest and become exercisable subject to the director’s continuous service with us, provided that each option will vest in full upon a change of control, as defined under our 2015 Plan. In addition, the post-termination exercise period for each of the option grants described above will be                      from the date of termination of service, if such termination of service is other than for cause subject to the ten-year term of each option. The options will be granted under our 2015 Plan, the terms of which are described in more detail above under “—Equity Benefit Plans—2015 Equity Incentive Plan.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since our inception on December 6, 2012 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control and other arrangements, which are described under “Executive and Director Compensation.”

Asset Purchase from Seachaid Pharmaceuticals, Inc.

In May 2014, we entered into an asset purchase agreement pursuant to which we acquired certain intellectual property related to the biafungin program from Seachaid, which we valued at approximately $1.6 million. In consideration for these assets we issued 17,858,550 shares of our common stock to Seachaid and assumed certain specified liabilities.

Seachaid is an affiliate of Aisling Capital II, LP, which is a holder of more than 5% of our capital stock.

Convertible Note Financings and Preferred Stock Financing

Convertible Note Financings

In February 2013, September 2013, January 2014 and February 2014 we issued and sold to investors, including beneficial owners of more than 5% of our capital stock, convertible promissory notes, or the notes, in the aggregate principal amount of $2.2 million. The notes carried an interest rate of 8.0% per annum.

The participants in these loan arrangements included the following affiliates of members of our board of directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the aggregate principal amount of convertible promissory notes issued to these related parties for more than $120,000:

PARTICIPANTS	AGGREGATE PRINCIPAL AMOUNT OF NOTES
Greater than 5% stockholders
5AM Ventures III, L.P. (1)	$1,750,000
InterWest Partners X, LP	$250,000

(1)	Includes (1) $1,706,031.56 aggregate principal amount of notes issued to 5AM Ventures III, L.P. and (2) $43,968.44 aggregate principal amount of notes issued to 5AM Co-Investors III, L.P.

In May 2014, the holders of our outstanding convertible promissory notes agreed to the cancellation of their notes in exchange for an aggregate of 8,165,963 shares of our Series A convertible preferred stock.

Series A Convertible Preferred Stock Financing

In May 2014, we entered into a Series A preferred stock purchase agreement, or the Series A purchase agreement, pursuant to which we issued and sold to investors an aggregate of 91,499,297 shares of our Series A convertible preferred stock. We received net proceeds of $28.0 million for which we issued 83,333,334 shares of Series A convertible preferred stock, at a purchase price of $0.336 per share. In addition, the aggregate principal and interest amount of approximately $2.3 million of the convertible notes referred to above converted into 8,165,963 shares of Series A convertible preferred stock at a conversion price equal to $0.2856 per share, representing a 15% discount to the purchase price.

In June 2014, we held a second closing of our Series A convertible preferred stock, pursuant to which we sold to new investors an aggregate of 6,026,784 shares of our Series A convertible preferred stock at a purchase price of $0.336 per share, resulting in net proceeds to us of $2.0 million.

The participants in this preferred stock financing included the following affiliates of members of our board of directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series A convertible preferred stock issued to these related parties in this preferred stock financing:

PARTICIPANTS	SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
Greater than 5% stockholders
5AM Ventures III, L.P. (1)	36,317,320
InterWest Partners X, LP (2)	23,215,581
Frazier Healthcare VII, LP (3)	22,321,428
Aisling Capital II, LP	8,928,572

(1)	Includes (a) 35,404,854 shares of Series A convertible preferred stock issued to 5AM Ventures III, L.P., 6,390,712 of which were issued pursuant to the conversion of outstanding convertible promissory notes, and (b) 912,466 shares of Series A convertible preferred stock issued to 5AM Co-Investors III, L.P., 164,703 of which were issued pursuant to the conversion of outstanding convertible promissory notes.
(2)	Includes 23,215,581 shares of Series A convertible preferred stock issued to InterWest Partners X, LP, 894,152 of which were issued pursuant to the conversion of outstanding convertible promissory notes.
(3)	Includes (a) 17,371,149 shares of Series A convertible preferred stock issued to Frazier Healthcare VII, LP and (b) 4,950,279 shares of Series A convertible preferred stock issued to Frazier Healthcare VII-A, LP.

Certain of our directors have affiliations with the investors that participated in the loan arrangements, preferred stock financing and asset purchase described above, as indicated in the table below:

DIRECTORS	PRINCIPAL STOCKHOLDER
Scott Rocklage, Ph.D.	5AM Ventures III, L.P. and 5AM Co-Investors III, L.P.
Nina Kjellson	InterWest Partners X, LP
Patrick Heron	Frazier Healthcare VII, LP and Frazier Healthcare VII-A, LP
Steven A. Elms	Aisling Capital II, LP

Investor Agreements

In connection with our convertible promissory note financing, we entered into an investors’ rights agreement and right of first refusal and co-sale agreement containing voting rights, information rights, rights of first refusal and co-sale and registration rights, among other things, with certain holders of our convertible promissory notes. In May 2014, these agreements were amended and we entered into a voting agreement to provide for similar rights to the purchasers of the Series A convertible preferred stock. These rights will terminate upon the closing of this offering, except for the registration rights as more fully described below in “Description of Capital Stock—Registration Rights.”

Consulting Agreements

5AM Venture Management, LLC

In February 2013, we entered into a Consulting Agreement with 5AM Venture Management, LLC, or 5AM Management, pursuant to which we engaged 5AM Management to provide certain consulting services to us and to make Dr. Kevin Forrest, our Chief Operating Officer and Chief Financial Officer, available to us to perform these consulting services at such times and locations to be mutually agreed from time to time as requested by us. This agreement terminated on July 1, 2014. In consideration for provision of these services, we paid 5AM Management an aggregate fee of $133,928 in 2013 and an aggregate fee of $75,000 in 2014.

5AM Management is an affiliate of 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P., which together hold more than 5% of our capital stock. The Chairman of our board of directors, Scott Rocklage, Ph.D, is affiliated with 5AM

Ventures III, L.P. and 5AM Co-Investors III, L.P and our Chief Operating Officer and Chief Financial Officer, Kevin Forrest, was employed by 5AM Ventures until the start of his employment by us and Dr. Forrest maintains a consulting relationship with 5AM Ventures.

Kevin Judice, Ph.D.

In January 2015, we entered into a Consulting and Independent Contractor Agreement with Kevin Judice, Ph.D., a member of our board of directors and our former Chief Scientific Officer, pursuant to which we engaged Dr. Judice to provide certain consulting services to us. In consideration for his services, Dr. Judice is paid $12,500 per quarter. This agreement superseded the employment letter agreement we entered into with Dr. Judice in July 2014.

Founders Agreements

In February 2013, we entered into Founders Agreement with each of Kevin Judice and H. Shaw Warren, or the Founders, pursuant to which we engaged each Founder to provide scientific and business consulting services. In consideration for their services, Dr. Judice and Dr. Warren were paid $12,500 and $7,500 per month, respectively. Each also received 2,400,000 shares of our common stock as consideration under the Founders Agreements. Each Founder also entered into a Founder Stock Restriction Agreement with us in February 2013, which subjected a portion of each Founder’s shares to vesting tied to the respective Founder continuing to provide services to us. All of such subject shares are now fully vested. The Founders Agreement with Dr. Judice has been superseded by the consulting agreement we entered into with him in January 2015, as described above.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Parties

We have adopted a written related-party transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-party transactions.” For purposes of our policy only, a “related-party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related party” are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-party transactions under this policy. A related party is any executive officer, director, nominee to become a director or a holder of more than 5% of our common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such parties.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-party transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties, the direct and indirect interests of the related parties, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-parties transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

■	the risks, costs and benefits to us;

■	the impact on a director’s independence in the event the related party is a director, immediate family member of a director or an entity with which a director is affiliated;

■	the terms of the transaction;

■	the availability of other sources for comparable services or products; and

■	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

■	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

■	each of our directors;

■	each of our named executive officers; and

■	all of our current executive officers and directors as a group.

The percentage ownership information under the column entitled “Before Offering” is based on 135,486,836 shares of common stock outstanding as of December 31, 2014, assuming conversion of all outstanding shares of our preferred stock into 91,499,297 shares of common stock. The percentage ownership information under the column entitled “After Offering” is based on the sale of shares of common stock in this offering, assuming an initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of December 31, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Cidara Therapeutics, Inc., 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING	AFTER OFFERING
Greater than 5% stockholders
5AM Ventures III, L.P. and its affiliates (1)	41,317,320	30.5%
220 Sand Hill Road, Suite 110 Menlo Park, CA 94025
InterWest Partners X, LP (2)	23,215,581	17.1%
2710 Sand Hill Road, Suite 200 Menlo Park, CA 94025
Frazier Healthcare VII, LP and its affiliates (3)	22,321,428	16.5%
601 Union Street, Suite 3200 Seattle, WA 98101
Seachaid Pharmaceuticals, Inc. (4)	17,858,550	13.2%
801 Capitola Drive, Suite 5 Durham, NC 27713
Aisling Capital II, LP (5)	8,928,572	6.6%
888 Seventh Avenue, 30th Floor New York, NY 10106

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING	AFTER OFFERING
Directors and Named Executive Officers
Jeffrey L. Stein, Ph.D. (6)	8,961,885	6.4%
Ken Bartizal, Ph.D. (7)	1,558,964	1.2%
Dirk Thye, M.D. (8)	2,576,466	1.9%
Scott Rocklage, Ph.D. (1)	41,317,320	30.5%
Daniel Burgess (9)	129,166	*
Steven A. Elms (10)	26,787,122	19.8%
Patrick Heron (3)	22,321,428	16.5%
Kevin Judice, Ph.D. (11)	4,738,466	3.4%
Nina Kjellson (2)	23,215,581	17.1%
Theodore R. Schroeder (12)	129,166	*
All current executive officers and directors as a group (12 persons) (13)	136,106,030	93.5%

*	Represents beneficial ownership of less than one percent.
(1)	Represents (a) 4,874,376 shares of common stock beneficially owned by 5 AM Ventures III, L.P., (b) 125,624 shares of common stock beneficially owned by 5AM Co-Investors III, L.P., (c) 35,404,854 shares of common stock issuable upon conversion of preferred stock held by 5AM Ventures III, L.P. and (d) 912,466 shares of common stock issuable upon conversion of preferred stock held by 5AM Co-Investors III, L.P. 5AM Partners III, LLC, or 5AM Partners, is the general partner of each of 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. 5AM Partners may be deemed to have sole voting and investment power over the shares beneficially owned by 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. The managing members of 5AM Partners are John D. Diekman, Andrew J. Schwab and Scott M. Rocklage. Each of the foregoing individuals disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein.
(2)	Represents 23,215,581 shares of common stock issuable upon conversion of preferred stock held by InterWest Partners X, LP. InterWest Management Partners X, LLC has sole voting and investment control over the shares owned by InterWest X, LP. The managing directors and venture members of InterWest Management Partners X, LLC have shared voting and investment control over the shares owned by InterWest X, LP. The managing directors of InterWest Management Partners X, LLC are Bruce A. Cleveland, Philip T. Gianos, W. Stephen Holmes, Nina Kjellson, Gilbert H. Kilman, Arnold L. Oronsky and Douglas A. Pepper and its venture members are Keval Desai and Khaled A. Nasr. Each of the foregoing individuals disclaims beneficial ownership of the shares owned by InterWest Partners X, LP, except to the extent of their pro rata partnership interest therein.
(3)	Represents (a) 17,371,149 shares of common stock issuable upon conversion of preferred stock held by Frazier Healthcare VII, LP and (b) 4,950,279 shares of common stock issuable upon conversion of preferred stock held by Frazier Healthcare VII-A, LP. FHM VII LLC, or FHM, is the general partner of each of Frazier Healthcare VII, LP and Frazier Healthcare VII-A, LP. FHM may be deemed to have sole voting and investment power over the shares beneficially owned by Frazier Healthcare VII, LP and Frazier Healthcare VII-A, LP. The managing members of FHM are Patrick Heron, James Topper, Nader Naini, Alan Frazier, Nathan Every, Brian Morfitt. Each of the foregoing individuals disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein.
(4)	The investment committee of Aisling Capital Partners, LP, or ACP, holds sole voting and dispositive power over the shares held by Seachaid Pharmaceuticals, Inc., or Seachaid. ACP is the general partner of Aisling Capital II, LP, or AC II.
(5)	Represents 8,928,572 shares of common stock issuable upon conversion of preferred stock held by AC II. ACP is the general partner of AC II and ACP’s investment committee makes all investment decisions over the shares held by ACII by majority vote. Aisling Capital Partners, LLC, or ACP LLC, is the general partner of ACP. One of the limited partners of AC II is Aisling Investors, LP, or ALP, an employee investment vehicle. Steven A. Elms, Dennis Purcell and Dr. Andrew Schiff are the managing members of ACP LLC. Each of the foregoing individuals disclaims beneficial ownership of the shares owned by AC II, except to the extent of their respective pecuniary interest therein.
(6)	Includes (a) 5,064,442 shares of common stock, 4,529,567 shares of which are subject to a right of repurchase in favor of the company, and (b) 3,897,443 shares of common stock that Dr. Stein has the right to acquire from us within 60 days of December 31, 2014.
(7)	Includes 1,558,964 shares of common stock which are subject to a right of repurchase in favor of the company.
(8)	Includes 2,576,466 shares of common shares which are subject to a right of repurchase in favor of the company.
(9)	Includes 129,166 shares of common stock that Mr. Burgess has the right to acquire from us within 60 days of December 31, 2014.
(10)	As Mr. Elms is the Chief Executive Officer of Seachaid and the holder of an economic interest in ACP, ACP LLC and ALP, he may therefore be deemed to have beneficial ownership over the shares described in footnotes (4) and (5) above.
(11)	Includes (a) 2,400,000 shares of common stock and (b) 2,338,466 shares of common stock that Dr. Judice has the right to acquire from us within 60 days of December 31, 2014.
(12)	Includes 129,166 shares of common stock that Mr. Schroeder has the right to acquire from us within 60 days of December 31, 2014.
(13)	Includes the shares referenced in footnotes (1)—(12) above and (a) 800,333 shares of common stock held by Dr. Forrest, 333,333 shares of which are subject to a right of repurchase in favor of the company, (b) 2,005,133 shares of common stock that Dr. Forrest has the right to acquire from us within 60 days of December 31, 2014, and (c) 1,565,000 shares of common stock that Dr. Daruwala has the right to acquire from us within 60 days of December 31, 2014.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

General

Upon closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of             shares of common stock, par value $0.0001 per share and             shares of preferred stock, par value $0.0001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated.

Common Stock

Outstanding Shares

As of September 30, 2014, there were 29,750,550 shares of common stock outstanding, held of record by 20 stockholders which includes             shares of restricted common stock which are subject to a right of repurchase by us. Based on such number of shares of common stock outstanding as of September 30, 2014, and assuming (1) the conversion of all outstanding shares of our preferred stock as of September 30, 2014 into 97,526,081 shares of common stock in connection with the closing of this offering and (2) the issuance by us of             shares of common stock in this offering, there will be             shares of common stock outstanding upon closing of this offering.

As of September 30, 2014, there were 23,217,184 shares of common stock subject to outstanding options under our equity incentive plans.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Series A Convertible Preferred Stock

As of September 30, 2014, we had outstanding an aggregate of 97,526,081 shares of Series A convertible preferred stock held of record by 10 stockholders.

Upon closing of this offering, all outstanding shares of preferred stock at September 30, 2014, will convert into 97,526,081 shares of our common stock.

Immediately prior to closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of Series A convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to             shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

We have issued a warrant for the purchase of shares of Series A convertible preferred stock to Comerica Bank, which will become exercisable on the earlier to occur of (1) the date on which the aggregate amount of advances under the Comerica Loan equals $10 million and (2) December 29, 2015. If the warrant becomes exercisable, Comerica Bank will be entitled to purchase an amount of shares of Series A convertible preferred stock equal to 1.5% multiplied by the aggregate amount of advances under the Comerica Loan during the one-year draw period, which will not exceed $10 million, divided by the warrant purchase price of $0.336 per share.

This warrant terminates on the later of (1) December 29, 2022 and (2) the third anniversary of our initial public offering, except that if by December 29, 2015 no aggregate advances have been funded under the Comerica Loan, the warrant will expire on December 29, 2015. The warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reclassifications, exchanges, substitutions, consolidations, diluting issuances or certain acquisitions where an acquiring entity refuses to assume the warrant.

Stock Options

As of September 30, 2014, 23,217,184 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $0.09 per share. From October 1, 2014 to December 31, 2014, stock options for 8,210,205 shares of our common stock were exercised at an exercise price of $0.09 per share.

Registration Rights

Following the closing of this offering, certain holders of our common stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the investors’ rights agreement by and among us and certain of our stockholders.

Demand Registration Rights

At any time beginning six months after the public offering date set forth on the cover page of this prospectus, upon the written request of certain of the holders of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of the registrable securities having an aggregate offering price to the public of not less than $5.0 million, we will be obligated to notify all holders of registrable securities of such request and to use our reasonable best efforts to register the sale of all registrable securities that holders may request to be registered. We are not required to effect more than two registration statements which are declared or ordered effective. We may postpone the filing or effectiveness of a registration statement (1) for up to 100 days twice in any 12-month period if our board of directors determines in its good faith judgment that such registration and offering would be seriously detrimental to us and our stockholders or (2) for up to 90 days if we are engaged in or plan to engage within 90 days of the request, in a public offering that is made pursuant to a special registration statement, as defined in our investors’ rights agreement. With certain exceptions, we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days following the effective date of the registration statement for this offering.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement, except this offering, in which the holders may be entirely excluded.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of registrable securities will have the right to demand that we file a registration statement on Form S-3 so long as the aggregate price to the public of the securities to be sold under the registration statement on Form S-3 is at least $2.0 million, subject to specified exceptions, conditions and limitations. We are not required to effect more than two registrations on Form S-3 in any 12-month period.

Expenses of Registration

Generally, we are required to bear all registration expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions, in an amount not to exceed $35,000 per registration.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate as to a given holder of registrable securities upon the earlier of (i) three years following the closing of this offering, (ii) as to any holder of registrable securities, the first date after our initial public offering on which such holder holds less than 1% of our outstanding common stock (treating all preferred shares on an as-converted basis) and is able to dispose of all of its registrable securities without restriction under Rule 144 of the Securities Act during any 90 day period, or (iii) after the consummation of a liquidation event.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

■	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

■	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■	on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

■	any merger or consolidation involving the corporation and the interested stockholder;

■	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

■	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

■	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

■	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

■	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

■	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the board of directors;

■	provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

■	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

■	divide our board of directors into three classes;

■	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

■	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

■	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

■	provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies); and

■	provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against the us arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock.

NASDAQ Global Market Listing

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “CDTX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent and registrar’s address is              and the telephone number is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of September 30, 2014, upon the closing of this offering,             shares of common stock will be outstanding, assuming (1) the conversion of our outstanding preferred stock into common stock and (2) no exercise of the underwriters’ option to purchase additional shares. All of the shares sold in this offering will be freely tradable unless purchased by our ‘‘affiliates’’ as that term is defined in Rule 144 under the Securities Act or purchased by existing stockholders and their affiliated entities who are subject to lock-up agreements. The remaining             shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

■	No restricted shares will be eligible for immediate sale upon the closing of this offering;

■	Up to restricted shares will be eligible for sale under Rule 144 or Rule 701, subject to the volume limitations, manner of sale and notice provisions described below under “Rule 144,” upon expiration of lock-up agreements at least 180 days after the date of this offering; and

■	The remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

■	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

■	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

■	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

■	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of September 30, 2014, options to purchase 23,217,184 shares of common stock were outstanding, of which 261,368 were vested. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders, convertible noteholders and warrantholders, have agreed with the underwriters that for a period of 180 days (the restricted period), after the date of this prospectus, subject to specified exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock. Upon expiration of the restricted period, certain of our stockholders and warrantholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Upon closing of this offering, the holders of             shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2015 Plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address any U.S. federal estate or gift tax, any state, local or non-U.S. tax consequences or U.S. federal tax consequences other than income taxes. Rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, broker-dealers and traders in securities, commodities or currencies, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “conversion transaction,” or other risk reduction strategy, holders deemed to sell our common stock under the constructive sale provisions of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders who are subject to the alternative minimum tax or the Medicare contribution tax, partnerships and other pass-through entities, and investors in such pass-through entities or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, published administrative pronouncements, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice for any Non-U.S. Holders under their particular circumstances. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Also, partnerships and their partners, or other entities that are treated as partnerships for U.S. federal income tax purposes and their equity holders (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions on Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock generally will constitute dividends for U.S. tax purposes to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN or Form W-8 BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide such certification, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation,” or a USRPHC, within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to (c) above, in general, we would be a USRPHC if interests in U.S. real estate constituted (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming a USRPHC, however, there can be no assurance that we will not become a USRPHC in the future. Even if we are treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to the amount withheld.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a Non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

The withholding provisions described above generally apply to payments of dividends made on or after July 1, 2014 and will apply to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2015, between us and Jefferies LLC and Leerink Partners LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC	$
Leerink Partners LLC
Wedbush Securities Inc.

Needham & Company, LLC

BTIG, LLC

Total	$

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We also have agreed to reimburse the underwriters for up to $         for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed FINRA counsel fee is deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We are intending to apply to have our common stock approved for listing on The NASDAQ Global Market under the trading symbol “CDTX”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of             shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

■	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

■	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC and Leerink Partners LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to             shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Except for certain participants who have entered into lock-up agreements as contemplated above, each person buying shares through the directed share program has agreed that, for a period of 180 days from and including the date of this prospectus, he or she will not, without the prior written consent of Jefferies LLC and Leerink Partners LLC, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock with respect to shares purchased in the program. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of shares of common stock in the program. Jefferies LLC and Leerink Partners LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO INVESTORS

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

■	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

■	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

■	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

■	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

■	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

■	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

■	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and

■	units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

■	where no consideration is given for the transfer; or

■	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (2) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. Covington & Burling LLP, New York, New York is counsel for the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2012 and 2013 and for the period from December 6, 2012 (inception) to December 31, 2012 and for the year ended December 31, 2013, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 2225 Colorado Avenue, Santa Monica, California 90404, or telephoning us at (310) 824-9999.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.cidara.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

CIDARA THERAPEUTICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

Cidara Therapeutics, Inc.

We have audited the accompanying balance sheets of Cidara Therapeutics, Inc. as of December 31, 2012 and 2013, and the related statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the period from December 6, 2012 (inception) to December 31, 2012 and the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cidara Therapeutics, Inc. at December 31, 2012 and 2013, and the results of its operations and its cash flows for the period from December 6, 2012 (inception) to December 31, 2012 and the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

February 4, 2015

CIDARA THERAPEUTICS, INC.

BALANCE SHEETS

(In thousands, except share and per share data)

				PRO FORMA STOCKHOLDERS’ EQUITY SEPTEMBER 30, 2014
	DECEMBER 31,		SEPTEMBER 30, 2014
	2012	2013
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1	$185	$25,568
Prepaid expenses and other current assets	—	13	205

Total current assets	1	198	25,773
Property and equipment, net	—	—	756
Other assets	14	3	102

Total assets	$15	$201	$26,631

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$—	$32	$431
Accrued liabilities	80	84	338
Accrued compensation and benefits	—	—	251

Total current liabilities	80	116	1,020
Convertible notes payable	—	1,483	—
Other long-term liabilities	—	—	38

Total liabilities	80	1,599	1,058

Commitments and contingencies
Series A convertible preferred stock, $0.0001 par value; no shares authorized, issued and outstanding at December 31, 2012 and 2013; 127,214,000 shares authorized and 97,526,081 issued and outstanding at September 30, 2014 (unaudited); $32,769 liquidation preference at September 30, 2014; no shares issued and outstanding, pro forma (unaudited)	—	—	32,548	$—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 185,000,000 shares authorized at December 31, 2012 and 2013 and September 30, 2014 (unaudited); 9,800,000 shares issued and outstanding at December 31, 2012; 9,890,000 and 9,310,621 shares issued and outstanding, respectively, at December 31, 2013; and 29,750,550 and 28,494,523 shares issued and outstanding, respectively, at September 30, 2014 (unaudited); 127,276,631 shares issued and 126,020,604 shares outstanding, pro forma (unaudited)	1	1	3	13
Additional paid-in capital	—	11	1,677	34,215
Accumulated deficit	(66)	(1,410)	(8,655)	(8,655)

Total stockholders’ equity (deficit)	(65)	(1,398)	(6,975)	$25,573

Total liabilities and stockholders’ equity (deficit)	$15	$201	$26,631

See accompanying notes

CIDARA THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS

	PERIOD FROM DECEMBER 6, 2012 (INCEPTION) TO DECEMBER 31, 2012	YEAR ENDED DECEMBER 31, 2013	NINE MONTHS ENDED SEPTEMBER 30,
(In thousands, except share and per share data)			2013	2014
			(unaudited)
Operating expenses:
Research and development	$1	$810	$578	$3,236
Cost of in-process research and development acquired	—	—	—	1,607
General and administrative	65	272	211	2,130

Total operating expenses	66	1,082	789	6,973

Loss from operations	(66)	(1,082)	(789)	(6,973)

Other expense:
Interest expense	—	(95)	(62)	(89)
Change in fair value of convertible notes payable	—	(167)	(91)	(183)

Total other expense	—	(262)	(153)	(272)

Net loss	$(66)	$(1,344)	$(942)	$(7,245)

Net loss per common share, basic and diluted	$(0.01)	$(0.16)	$(0.12)	$(0.40)

Weighted average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	7,915,383	8,222,086	7,961,953	18,199,771

Pro forma net loss per share, basic and diluted (unaudited)		$(0.16)		$(0.12)

Weighted average shares outstanding used to compute pro forma net loss per share, basic and diluted (unaudited)		8,222,086		61,588,128

See accompanying notes

CIDARA THERAPEUTICS, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
(In thousands, except share data)	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 6, 2012 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	9,800,000	1	—	—	1
Net loss	—	—	—	—	—	(66)	(66)

Balance December 31, 2012	—	—	9,800,000	1	—	(66)	(65)
Modification of founders shares to add vesting restrictions	—	—	(3,000,000)	—	—	—	—
Vesting of restricted shares	—	—	2,510,621	—	—	—	—
Stock-based compensation	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	(1,344)	(1,344)

Balance December 31, 2013	—	—	9,310,621	1	11	(1,410)	(1,398)
Issuance of Series A convertible preferred stock, net of issuance costs of $159 (unaudited)	89,360,118	29,866	—	—	—	—	—
Issuance of Series A convertible preferred stock upon conversion of convertible notes payable (unaudited)	8,165,963	2,682	—	—	—	—	—
Issuance of common stock for in-process research and development (unaudited)	—	—	17,858,550	2	1,605	—	1,607
Vesting of restricted shares (unaudited)	—	—	1,325,352	—	4	—	4
Stock-based compensation (unaudited)	—	—	—	—	57	—	57
Net loss (unaudited)	—	—	—	—	—	(7,245)	(7,245)

Balance September 30, 2014 (unaudited)	97,526,081	$32,548	28,494,523	$3	$1,677	$(8,655)	$(6,975)

See accompanying notes

CIDARA THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

	PERIOD FROM DECEMBER 6, 2012 (INCEPTION) TO DECEMBER 31, 2012	YEAR ENDED DECEMBER 31,	NINE MONTHS ENDED SEPTEMBER 30,
(In thousands)		2013	2013	2014
			(unaudited)
Operating activities:
Net loss	$(66)	$(1,344)	$(942)	$(7,245)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	—	—	89
Stock-based compensation	—	11	6	57
Non-cash interest expense	—	66	42	66
Change in fair value of convertible notes payable	—	167	91	183
Amortization of debt issue costs	—	29	20	23
Non-cash charge for the purchase of in-process research and development	—	—	—	1,607
Changes in assets and liabilities
Prepaid expenses and other current assets	—	(13)	—	(192)
Accounts payable and accrued liabilities	66	36	122	936
Other assets	—	—	—	(62)

Net cash used in operating activities	—	(1,048)	(661)	(4,538)

Investing activities:
Purchases of property and equipment	—	—	—	(845)

Net cash used in investing activities	—	—	—	(845)

Financing activities:
Proceeds from sales of Series A convertible preferred stock, net of issuance costs	—	—	—	29,866
Proceeds from issuance of common stock	1	—	—	10
Proceeds from issuance of convertible notes payable, net of issuance costs	—	1,232	1,232	930
Deferred initial public offering costs	—	—	—	(40)

Net cash provided by financing activities	1	1,232	1,232	30,766

Net increase in cash and cash equivalents	1	184	571	25,383
Cash and cash equivalents at beginning of period	—	1	1	185

Cash and cash equivalents at end of period	$1	$185	$572	$25,568

Non-cash financing activities:
Conversion of convertible notes payable and accrued interest to Series A convertible preferred shares	$—	$—	$—	$2,682
Notes payable issuance costs incurred in 2012 and not paid until 2013	$14	$—	$—	$—

See accompanying notes

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Cidara Therapeutics, Inc., or the Company, was originally incorporated in Delaware in December 2012 as K2 Therapeutics, Inc., and its name was changed to Cidara Therapeutics, Inc. in July 2014. The Company is a biotechnology company focused on the discovery, development and commercialization of novel anti-infectives. The Company’s initial product portfolio is comprised of proprietary product candidates for the treatment of serious fungal infections.

Since its inception, the Company has devoted substantially all of its efforts to business planning, acquiring technology, research and development, recruiting management and technical staff and raising capital and has financed its operations through the issuance of convertible preferred stock and convertible notes payable.

Basis of Presentation

The Company has a limited operating history and the sales and income potential of the Company’s business and market are unproven. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced net losses and negative cash flows from operating activities since its inception. At December 31, 2013 and September 30, 2014, the Company had an accumulated deficit of $1.4 million and $8.7 million, respectively. The Company expects to continue to incur net losses into the foreseeable future. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. The Company plans to continue to fund its losses from operations and capital funding needs through debt and equity financing or through collaborations or partnerships with other companies. Debt or equity financing may not be available on a timely basis on terms acceptable to the Company, or at all. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The Company evaluates its estimates and assumptions on an ongoing basis. The most significant estimates in the Company’s financial statements relate to estimating the fair value of the Company’s common shares used to account for share-based compensation, accounting for certain accruals and the fair value of the Company’s convertible notes payable. Although the estimates are based on the Company’s knowledge of current events, comparable companies, and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Unaudited Interim Financial Information

The accompanying balance sheet as of September 30, 2014, the statements of operations, and cash flows for the nine months ended September 30, 2013 and 2014 and the statement of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2014 and related footnote disclosures are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of September 30, 2014, and the results of its operations and its cash flows for the nine months ended September 30, 2013 and 2014. The results for the nine months ended September 30, 2014 are not necessarily indicative of results to be expected for the year ending December 31, 2014 or any other interim periods or any future year or period.

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

Unaudited Pro Forma Financial Information

The accompanying unaudited pro forma balance sheet as of September 30, 2014 has been prepared to give effect to the automatic conversion of all shares of convertible preferred stock outstanding as of September 30, 2014 into 97,526,081 shares of common stock as if the proposed initial public offering, or IPO, had occurred on September 30, 2014. Shares of common stock issued in such IPO and any related net proceeds are excluded from the pro forma information.

Segment Information—Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, the Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business as one operating segment

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Comprehensive Loss—Net loss and comprehensive loss were the same for all periods presented; therefore, a separate statement of comprehensive loss is not included in the accompanying financial statements.

Cash and Cash Equivalents—The Company considers all short-term investments purchased with a maturity of three months or less when acquired to be cash equivalents. At times, the Company has cash and cash equivalents deposited at financial institutions in excess of federally insured deposit limits. However, cash is held on deposit in major financial institutions and is considered subject to minimal credit risk. Cash and cash equivalents are readily available in checking and money market accounts.

Fair Value of Financial Instruments—Financial instruments including cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate their fair value based on the short maturities of those instruments.

Concentration of Credit Risk—The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Periodically, the Company maintains deposits in government insured financial institutions in excess of government insured limits. The Company invests its cash balances in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which are three to seven years depending on asset class. Maintenance and repairs are expensed as incurred. When an asset is retired or disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is charged to income.

Long-lived Assets

The Company regularly reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow.

Deferred Initial Public Offering Costs

As of September 30, 2014, the Company had capitalized approximately $40,000 of costs directly associated with the Company’s proposed IPO. The Company will offset any deferred IPO costs against IPO proceeds upon the consummation of the offering; if the offering is terminated, deferred IPO costs will be expensed. Deferred IPO costs are included in other long-term assets on the balance sheet.

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

Patent Costs—The legal and professional costs incurred by the Company to acquire patent rights have been recorded as general and administrative expense since recoverability of such expenditures is uncertain.

Convertible Preferred Stock

The Company’s Series A convertible preferred stock, or Series A preferred, is classified as temporary equity instead of stockholders’ deficit in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities, as the stock is conditionally redeemable at the holder’s option and upon certain change in control events that are outside the Company’s control, including the liquidation, sale, or transfer of control of the Company. Upon such change in control events, holders of the convertible preferred stock can cause its redemption.

Income Taxes—The Company follows the FASB Accounting Standards Codification, or ASC, 740 Income Taxes, or ASC 740, in reporting deferred income taxes. The ASC 740 requires a company to recognize deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company’s financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in the years in which the temporary differences are expected to reverse. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions pursuant to ASC 740, which prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. If the tax position meets this threshold, the benefit to be recognized is measured as the tax benefit having the highest likelihood of being realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes.

Research and Development Costs—To date, research and development expenses have related primarily to research and preclinical development of biafungin and Cloudbreak. Research and development expenses include compensation and benefits for research and development employees and consultants, facilities expenses, overhead expenses, cost of laboratory supplies, manufacturing expenses, fees paid to third parties and other outside expenses.

Costs incurred in purchasing technology assets and intellectual property are charged to research and development expense if the technology has not been conclusively proven to be feasible and has no alternative future use.

Stock-based Compensation—Stock-based compensation expense represents the cost of the grant date fair value of employee stock option and restricted stock grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures. The Company accounts for stock options granted to non-employees using the fair value approach. These option grants are subject to periodic revaluation over their vesting terms. The Company estimates the fair value of employee and non-employee stock option grants using the Black-Scholes option pricing model, or Black-Scholes.

Net Loss Per Share—Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common stock equivalents are comprised of convertible preferred stock, convertible notes payable, unvested restricted common stock subject to repurchase, and options outstanding under the Company’s stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because to do so would be anti-dilutive (in common stock equivalent shares):

	PERIOD FROM DECEMBER 6, 2012 (INCEPTION) TO DECEMBER 31, 2012	YEAR ENDED DECEMBER 31, 2013	NINE MONTHS ENDED SEPTEMBER 30,
			2013	2014
Convertible preferred stock	—	—	—	97,526,081
Common stock options	—	—	—	23,217,184
Common stock subject to repurchase	—	579,379	1,287,502	1,256,027

Total	—	579,379	1,287,502	121,999,292

For the nine months ended September 30, 2013 and the year ended December 31, 2013, the number of shares into which the convertible notes payable would be converted could not be determined because no financing event had occurred such that a price per share was available.

The following table presents the unaudited pro forma net loss per share attributable to common stockholders (in thousands, except share and per share data):

	YEAR ENDED DECEMBER 31, 2013	NINE MONTHS ENDED SEPTEMBER 30, 2014
		(unaudited)
Numerator:
Net loss	$(1,344)	$(7,245)

Denominator:
Weighted-average shares used to compute net loss per share, basic and diluted	8,222,086	18,199,711
Add:
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock	—	43,388,417

Shares used to compute pro forma net loss per share, basic and diluted	8,222,086	61,588,128

Pro forma net loss per share, basic and diluted	$(0.16)	$(0.12)

Recently Issued Accounting Standards—In June 2014, the FASB issued Accounting Standards Update, or ASU, 2014-10, Development Stage Entities (Topic 915), or ASU 2014-10, which provides amendments to the financial reporting disclosure requirements of development stage companies. The standard eliminates the development stage distinction and associated additional reporting requirements, including inception to date financial reporting and certain disclosures. ASU 2014-10 is effective for non-public companies for annual reporting periods beginning after December 15, 2014 and interim period reporting beginning after December 15, 2015, but allows for early adoption and requires retrospective application. The Company has elected to adopt the principles of ASU 2014-10 in this and all subsequent reporting periods.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15. ASU 2014-15 requires management to evaluate relevant conditions, events and

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

certain management plans that are known or reasonably knowable that when, considered in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued, for both annual and interim periods. ASU 2014-15 also requires certain disclosures around management’s plans and evaluation, as well as the plans, if any, that are intended to mitigate those conditions or events that will alleviate the substantial doubt. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. The Company is currently evaluating the impact that the adoption of ASU 2014-15 will have on its financial statements and related disclosures.

Fair Value of Financial Instruments—The Company follows authoritative guidance with respect to fair value reporting issued by the FASB for financial assets and liabilities, which defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

3. FAIR VALUE MEASUREMENTS

The Company follows ASC 820-10, Fair Value Measurements and Disclosures, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumption, which reflect those that a market participant would use.

At December 31, 2012 and 2013, the Company did not have financial assets that were measured at fair value on a recurring basis. At September 30, 2014, the Company held securities of a money market fund which invests in short-term U.S. Treasury securities, the prices of which are available from quoted prices in active markets. The carrying amounts of the Company’s financial instruments, including accounts payable, and accrued liabilities, approximate fair value due to their short maturities.

The Company accounted for its convertible notes payable at fair value during the term the convertible notes payable (see Note 6) were outstanding. The convertible notes were accounted for under the provisions of ASC 480, Distinguishing Liabilities from Equity, or ASC 480, which provides guidance for obligations to be settled in shares. According to ASC 480, a financial instrument that embodies an unconditional obligation that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. Financial instruments recognized under this guidance are to be measured initially at fair value and subsequently at fair value with changes in fair value recognized in earnings. The conversion value of the convertible notes was deemed to be the fair value. The Company estimated the fair value of convertible notes at each reporting period based on the

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

probability of conversion and the estimated timeline until conversion. Changes in fair value were recognized as a component of other expense in the statement of operations.

None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented.

The following tables summarize the Company’s financial instruments measured at fair value on a recurring basis:

		LEVEL 1	LEVEL 2	LEVEL 3
	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS	SIGNIFICANT OTHER OBSERVABLE INPUTS	SIGNIFICANT UNOBSERVABLE INPUTS
December 31, 2013
Liabilities:
Fair value liability for convertible notes payable and accrued interest thereon	$1,483	$—	$—	$1,483

Total liabilities at fair value	$1,483	$—	$—	$1,483

September 30, 2014
Assets:
Money market funds, included in cash equivalents	$23,479	$23,479	$—	$—

Total assets at fair value	$23,479	$23,479	$—	$—

The following table provides a reconciliation of the fair value of liabilities using Level 3 significant unobservable inputs (in thousands):

CONVERTIBLE NOTES
Balance at December 31, 2012	$—
Issuance of convertible notes	1,250
Interest accrued	66
Change in fair value	167

Balance at December 31, 2013	1,483
Issuance of convertible notes	950
Interest accrued	66
Change in fair value	183
Settlements upon conversion to preferred stock	(2,682)

Balance at September 30, 2014	$—

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

SEPTEMBER 30, 2014
Laboratory equipment	$630
Leasehold improvements	94
Computer hardware and software	70
Office equipment	42
Furniture and fixtures	9

845
Less accumulated depreciation and amortization	(89)

Total	$756

The Company made no purchases of capital equipment in 2012 and 2013. Depreciation expense recorded during the nine months ended September 30, 2014 was $89,000.

5. RELATED PARTY TRANSACTIONS

The Company secured its initial financing to commence principal operations in the form of convertible notes payable (see Note 6) from 5AM Ventures III, L.P. and 5AM Co-Investors III, L.P., collectively, 5AM Ventures. One of the Company’s founders and its current chief operating officer was formerly a principal with 5AM Ventures. Prior to commencing employment with the Company in 2014, the Company paid a monthly consulting retainer to 5AM Ventures to compensate this individual for the time dedicated to facilitating operations and early stage research activities. No amounts were incurred to 5AM Ventures in 2012 the Company’s year of inception. During the year ended December 31, 2013, the Company incurred $134,000 for consulting fees to 5AM Ventures. The Company incurred $96,000 and $75,000 for consulting fees to 5AM Ventures during the nine months ended September 30, 2013 and 2014, respectively, prior to this individual’s transition to full-time employment of the Company’s chief operating officer.

The Company had no employees during either 2012 or 2013. The activities conducted during these periods were directed and managed by founders of the Company as well as other consultants. The founders received compensation in the form of monthly consulting retainers. The Company incurred consulting fees to founders of $216,000 during the year ended December 31, 2013 and $156,000 and $165,000 during the nine months ended September 30, 2013 and 2014, respectively.

Operating expenses for the periods ended December 31, 2012 and 2013 and September 30, 2014 included $52,000, $17,000 and $10,000, respectively, of consulting fees and business expense reimbursements due to certain founders of the Company.

At December 31, 2013 there was $66,000 of interest due on convertible notes payable to 5AM Ventures included in convertible notes payable on the balance sheet.

6. CONVERTIBLE NOTES PAYABLE

2013 Notes Payable

During 2013, the Company issued convertible notes (the 2013 Notes) to a major shareholder of the Company, 5AM Ventures, for an aggregate of $1,250,000. The 2013 Notes bore interest at 8% which compounded annually. The 2013 Notes were convertible into preferred shares of the Company’s equity securities at a 15% discount to the sales

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

price of the equity securities sold at the next financing or a series of related transactions yielding gross proceeds to the Company of at least $13,750,000 (defined as a Qualified Financing). The 2013 Notes were to mature on the earlier of a Qualified Financing, a change in control, or February 8, 2014, or such later date as provided for by the written consent of the note holders. In January 2014, the holders of the 2013 Notes executed a written consent to extend the maturity date of the 2013 Notes to July 30, 2014. On May 30, 2014, the outstanding principal balance of the 2013 Notes plus all accrued interest thereon converted into 4,758,670 shares of Series A preferred.

2014 Notes Payable

In January and February 2014, the Company issued convertible notes (the 2014 Notes) to 5AM Ventures and certain non-affiliated investors for $500,000 and $450,000, respectively. The 2014 Notes bore interest at 8%, which compounded annually. The 2014 Notes were convertible into preferred shares of the Company’s equity securities at a 15% discount to the sales price of the equity securities sold in a Qualified Financing. The 2014 Notes were to mature on the earlier of a Qualified Financing, a change in control, or July 30, 2014, or such later date as provided for by the written consent of the note holders. On May 30, 2014, the outstanding principal balance of the 2014 Notes plus all accrued interest thereon converted into 3,407,294 shares of Series A preferred.

7. STOCKHOLDERS’ EQUITY

Convertible Preferred Stock—The Company had 127,214,000 shares of Series A preferred authorized as of September 30, 2014. In May and June 2014, the Company issued 89,360,118 shares of Series A preferred for $30,025,000 in gross proceeds. Concurrently, the Company issued an additional 8,165,963 shares of Series A preferred upon the conversion of the outstanding balances and accrued interest on the 2013 Notes and 2014 Notes. The original issue price of the Series A preferred was $0.336 (the Original Issue Price) which will be adjusted in the event of certain corporate events, such as stock dividends, combinations, splits, recapitalizations. The specific terms of the Series A preferred are as follows:

Conversion: Each share of Series A preferred is optionally convertible at any time at the discretion of the holder. All shares of Series A preferred are convertible upon the election of the holders of at least 60% of the Series A preferred. The number of shares of common stock into which the Series A preferred convert (the Series A Conversion Rate) is calculated by dividing the Original Issue Price by the Series A Conversion Price, which is initially equal to the Original Issue Price but will be adjusted for any splits, combinations, stock dividends or distributions, reclassifications, exchanges, substitutions, reorganizations, mergers or consolidations. Additionally, subject to customary exceptions, if the Company issues additional securities at an effective price below the current Series A Conversion Price, the Series A Conversion Price will be adjusted pursuant to a broad-based antidilution calculation. In the event of an IPO at an effective price per common share greater than three times the Original Issue Price, the Series A preferred will automatically convert into common stock, and all declared and unpaid dividends on the Series A preferred shall be paid.

Dividends: The Series A preferred has a dividend preference that is equal to 8% of the Original Issue Price. Dividends will be paid only on declaration by the board of directors and shall be non-cumulative. If dividends are paid on shares of common stock, the holders of Series A preferred will receive an additional dividend equal to the amount paid or set aside for each share of common stock, on an as-if-converted to common stock basis.

Liquidation: Upon the liquidation, dissolution, or winding up of the company, each holder of Series A convertible preferred stock shall receive a preferential payment from the assets available for distribution equal to the Original Issue Price and any outstanding and declared and unpaid dividends. After the full preference amount is paid, each holder of Series A preferred shall receive, for each share of Series A preferred, an additional payment equal to the amount paid for each share of common stock until the Series A preferred shareholders have received a total distribution amount equal to three times the Original Issue Price, plus any declared and unpaid dividends. An asset transfer or acquisition of the Company shall be treated as a liquidation.

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

Redemption: In the event of an asset transfer or acquisition not followed by subsequent liquidation and provided at least 60% of the shareholders of Series A preferred vote for redemption, the Company must redeem from the available assets of the company, the Series A preferred at the Original Issue Price plus any declared and unpaid dividends. If the available assets are not enough to fully redeem all shares, then shares are ratably redeemed.

Voting: Holders of Series A preferred have general voting rights on an as-if-converted basis, but an approval of the holders of at least 60% of the Series A preferred is required for material changes to the corporate structure, capitalization, and the incurrence of certain corporate obligations.

Common Stock—The Company has 185,000,000 shares of common stock authorized. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of common stock. Subject to the rights of the holders of any class of the Company’s capital stock having any preference or priority over common stock, the holders of common stock are entitled to receive dividends that are declared by the Company’s board of directors out of legally available funds. In the event of a liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in the net assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive rights, conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.

8. STOCK INCENTIVE PLAN

Equity Incentive Plans

The 2013 Option and Grant Plan, or the 2013 Plan, provides for granting stock options and restricted stock awards to certain employees, directors and consultants of the Company.

Terms of stock award agreements, including vesting requirements, are determined by the board of directors, subject to the provisions of the 2013 Plan. Stock options granted by the Company typically vest over a four year period. Certain stock options are subject to acceleration of vesting in the event of certain change of control transactions. The stock options may be granted for a term of up to ten years from the date of grant. The exercise price for stock options granted under the 2013 Plan must be at a price no less than 100% of the estimated fair value of the shares on the date of grant as determined by the board of directors, provided that for an incentive stock option granted to an employee who at the time of grant owns stock representing more than 10% of the voting power of all classes of stock of the Company, the exercise price shall be no less than 110% of the estimated value on the date of grant. As of December 31, 2013 and September 30, 2014, the Company had 200,000 and 28,621,073 shares, respectively, authorized for issuance to employees, nonemployee directors, and consultants of the Company under the 2013 Plan.

Restricted Stock

Upon inception of the Company in December 2012, 9,800,000 shares of common stock were issued for $980. Of these shares, 5,000,000 were issued to 5AM Ventures and the remaining 4,800,000 were issued to two of the Company’s founders. In February 2013, vesting restrictions were placed on 3,000,000 shares of the 4,800,000 shares issued to the two founders. Given there was no change in fair value of the common stock, the modification of the founders’ stock agreements did not result in any incremental expense on the date of modification. The shares purchased by 5AM Ventures contain no vesting provisions.

During 2013, the Company issued 90,000 shares of restricted common stock to consultants at a price of $0.005 per share. During the nine months ended September 30, 2014, 2,002,000 shares of common stock were issued to employees and consultants of the Company at a price of $0.005 per share.

Except for the shares purchased by 5AM Ventures, all shares issued since inception were subject to service-based vesting terms and the vesting of certain shares will accelerate on changes of control or termination of employment.

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

At December 31, 2013, 4,310,621 shares were vested and 579,379 shares were unvested and subject to repurchase by the Company. At September 30, 2014, 5,635,973 were vested and 1,256,027 shares were unvested and subject to repurchase by the Company.

Stock Options

No stock options were granted during 2012 or 2013. During the nine months ended September 30, 2014, options to purchase 23,217,184 shares of common stock were granted to employees and non-employees. At September 30, 2014, the following awards were outstanding, and there remained 3,311,889 shares available for future grants or awards:

The following table summarizes stock option activity since the inception of the 2013 Plan:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE IN YEARS	TOTAL AGGREGATE INTRINSIC VALUE
Outstanding at December 31, 2013	—	—		—
Options granted	23,217,184	$0.09

Outstanding at September 30, 2014	23,217,184	$0.09	9.94	—

Vested and expected to vest at September 30, 2014	23,217,184	$0.09	9.94	—

Vested at September 30, 2014	261,368	$0.09	9.94	—

Exercisable at September 30, 2014	20,836,239	$0.09	9.94	—

Stock-based Compensation Expense

The fair value of each option was estimated on the date of grant using the assumptions in the table below:

NINE MONTHS ENDED SEPTEMBER 30,
2014
Risk-free interest rate	1.76% - 1.98%
Expected dividend yield	0.0%
Expected volatility	71.2% - 73.2%
Expected term (in years)	5.00 - 6.08

Expected Dividend Yield—The Company has never declared or paid cash dividends and has no plans to do so in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company does not maintain an internal market for its shares, and its shares are not traded publicly. The Company has identified several public entities of similar size, complexity, and stage of development; accordingly, expected volatility has been calculated using a weighted average volatility of these companies.

Risk-Free Interest Rate—The Company bases the risk-free interest rate on the U.S. Treasury rate for the day of, or most recent trading day of, each option grant during the year, having a term that most closely resembles the expected life of the option.

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

Expected Term—The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have sufficient historical exercise behavior, it determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its vesting period.

Equity instruments issued to nonemployees are accounted for under the provisions of ASC 718, Compensation—Stock Compensation, and ASC 505-50, Equity—Equity-Based Payments to Non-Employees. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date the services are completed and are marked to market during the service period. For awards that vest over time, the fair value less prior cumulative compensation charges is calculated at the period end and is divided by the remaining vesting periods to calculate the compensation expense for the period.

Stock-based compensation expense recognized for restricted shares and stock options granted to employees and consultants has been reported in the statement of operations as follows (in thousands):

	YEAR ENDED DECEMBER 31,	NINE MONTHS ENDED SEPTEMBER 30,
	2013	2013	2014
Research and development	$11	$6	$21
General and administrative	—	—	36

Total	$11	$6	$57

The weighted-average grant date fair values of stock options granted by the Company during the nine months ended September 30, 2014 was $0.06 per share. The total grant date fair value of stock options that vested during the nine months ended September 30, 2014 was $15,000. As of September 30, 2014, total unrecognized share-based compensation costs related to unvested employee stock options of the Company were approximately $1.2 million. This unrecognized cost is expected to be recognized over a weighted-average period of approximately three years on a straight-line basis.

Common stock reserved for issuance is as follows:

	DECEMBER 31,	SEPTEMBER 30,
	2013	2014
Conversion of Series A preferred	—	97,526,081
Stock options issued and outstanding	—	23,217,184
Authorized for future stock awards or option grants	110,000	3,311,889

Total	110,000	124,055,154

At December 31, 2013, the number of shares into which the convertible notes payable would be converted could not be determined because no financing event had occurred such that a price per share was available.

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

9. PURCHASE OF INTELLECTUAL PROPERTY FROM SEACHAID PHARMACEUTICALS, INC.

In May 2014, the Company entered into an asset purchase agreement with Seachaid Pharmaceuticals, Inc., or Seachaid, whereby the Company purchased intellectual property related to its antifungal product candidates, biafungin and topifungin. The Company issued 17,858,550 shares of common stock to Seachaid, with a fair value of $1.6 million, as consideration for the assets acquired.

The Company acquired certain intellectual property related to biafungin and topifungin but no other intellectual property or other assets and did not hire any employees of Seachaid. There were no strategic or operational processes for researching and developing the intellectual property that were acquired. The Company acquired an input, the intellectual property, but there was no integrated set of activities and assets representing inputs and processes that would constitute a business under ASC 805 Business Combinations, or ASC 805. The Company accounted for the transaction as an asset acquisition in accordance with the authoritative guidance contained in ASC 805. In-process research and development expense of $1.6 million related to the asset acquisition was recognized in the Company’s statement of operations for the nine months ended September 30, 2014.

10. INCOME TAXES

The Company accounts for income taxes under ASC 740. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The following table provides a reconciliation between income taxes computed at the federal statutory rate of 34% and the provision for income taxes (in thousands):

	YEAR ENDED DECEMBER 31
	2012	2013
Federal income taxes at 34%	$(22)	$(457)
State income tax, net of federal benefit	(3)	(62)
Tax effect on nondeductible expenses	—	80
Research credits	—	(18)
Change in valuation allowance	25	457

	$—	$—

Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	DECEMBER 31,
	2012	2013
Deferred tax assets:
Net operating loss	$—	$433
Other	25	49

Total deferred tax assets	25	482
Less valuation allowance	(25)	(482)

Net deferred tax assets	$—	$—

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

At December 31, 2013, the Company had federal and state net operating loss carryforwards of approximately $1.1 million and $1.2 million, respectively. The federal and state loss carryforwards begin to expire in 2032, unless previously utilized. The Company also has federal and state research and development credit carryforwards totaling $23,000 and $2,000, respectively. The federal research and development credit carryforwards begin to expire in 2033, unless previously utilized. The state research and development credit carryforwards begin to expire in 2017.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. Based on the weight of all evidence, including a history of operating losses, management has determined that it is more likely than not that the net deferred tax assets will not be realized. A valuation allowance of $25,000 and $482,000 as of December 31, 2012 and 2013, respectively, has been established to offset the deferred tax assets as realization of such assets is uncertain.

Future utilization of the Company’s net operating loss and research and development credits carryforwards to offset future taxable income may be subject to an annual limitation, pursuant to Internal Revenue Code (IRC) Sections 382 and 383, as a result of ownership changes that may have occurred or that could occur in the future. An ownership change occurs when a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition at the effective date to be recognized. At December 31, 2012, there were no unrecognized tax benefits. At December 31, 2013, the unrecognized tax benefits recorded were approximately $6,000. The Company does not anticipate a significant change in the unrecognized tax benefits within the next 12 months.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for 2012 and 2013 is as follows (in thousands):

	DECEMBER 31,
	2012	2013
Gross unrecognized tax benefits at January 1	$—	$—
Increases related to current year tax positions	—	6

Gross unrecognized tax benefits at December 31	$—	$6

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the United States and state jurisdictions where applicable. There are currently no pending income tax examinations. The Company’s tax years from inception in 2012 are subject to examination by the federal and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits. The Company’s practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company has not recognized interest or penalties since inception.

11. COMMITMENTS AND CONTINGENCIES

Litigation—From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes there are no claims or actions pending against the Company as of December 31, 2013 or September 30, 2014 which will have, individually or in the aggregate, a

CIDARA THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2014 and thereafter and for the nine months ended

September 30, 2013 and 2014 is unaudited)

material adverse effect on its business, liquidity, financial position, or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

Lease Obligations—In June 2014, the Company entered into an operating lease agreement for laboratory and office space in San Diego, California. The lease expires in July 2016 with two individual two-year extension option rights. The lease is subject to charges for common area maintenance and other costs. Rent expense is being recorded on a straight-line basis over the life of the lease. Future minimum payments required under the lease as of September 30, 2014 are summarized as follows (in thousands):

Year Ending December 31:
2014	$83
2015	336
2016	185

Total minimum lease payments	$604

The Company did not occupy any facilities prior to establishing itself in San Diego in 2014. Rent expense was $102,000 for the nine months ended September 30, 2014.

12. SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred after the balance sheet date of September 30, 2014 through February 4, 2015. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

In December 2014, the Company entered into a Loan and Security Agreement with Comerica Bank, or the Comerica Loan, to borrow up to $10 million. The Comerica Loan may be drawn upon by the Company through December 2015. The Comerica Loan bears interest at either Comerica’s Prime Reference Rate or LIBOR plus Comerica’s LIBOR Spread Rate, as defined in the Comerica Loan. The terms allow for a 12-month interest only period and all outstanding term loans under the credit facility will begin amortizing at the end of the interest-only period, with monthly payments of principal and interest to be made in 36 consecutive installments following the interest-only period. The Company has the right to repay any borrowings on the Comerica Loan in full without prepayment penalty. The Company issued a warrant for the purchase of Series A preferred equal to 1.5% of the total borrowings under the Comerica Loan divided by the warrant purchase price of $0.336 per share. If advances are made on the Comerica Loan, the warrant will become exercisable on the earlier to occur of (1) the date on which the aggregate amount of advances under the Comerica Loan equals $10 million or (2) December 29, 2015. If no advances are made on the Comerica Loan by December 29, 2015, the warrant will terminate. To date, the Company has not drawn any advances on the Comerica Loan.

The Company granted 3,005,490 stock options to employees and non-employees during the fourth quarter of 2014. The stock options are exercisable at $0.09 per share.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

                    , 2015

Jefferies

Leerink Partners

Wedbush PacGrow Life Sciences

Needham & Company

BTIG

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Cidara Therapeutics, Inc. (the “Registrant”) in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and The NASDAQ Global Market listing fee.

AMOUNT TO BE PAID
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market filing fee		125,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of its directors to the fullest extent permitted under the Delaware General Corporation Law. The Registrant’s amended and restated bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law. Each of the Registrant’s amended and restated certificate of incorporation and amended and restated bylaws will become effective upon the closing of this offering.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

■	transaction from which the director derives an improper personal benefit;

■	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	unlawful payment of dividends or redemption of shares; or

■	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Under the Registrant’s amended and restated bylaws, expenses incurred by any director or officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant, as long as such undertaking remains required by the Delaware General Corporation Law.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including reasonable attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Ambit or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

There is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since its inception on December 6, 2012:

(1)	In February 2013, September 2013, January 2014 and February 2014, the Registrant issued and sold to investors convertible promissory notes in the aggregate principal amount of $2.2 million, which notes bore 8% interest per annum. These notes converted into 8,165,963 shares of the Registrant’s Series A convertible preferred stock in May 2014 at a 15% discount to the Series A convertible preferred stock purchase price as described in paragraph (2) below.

(2)	In May 2014, pursuant to a Series A preferred stock purchase agreement, the Registrant issued an aggregate of 91,499,297 shares of its Series A convertible preferred stock. The Registrant received net proceeds of $28.0 million, for which it issued 83,333,334 shares of Series A convertible preferred stock, at a purchase price of $0.336 per share. In addition, the aggregate principal and interest amount of $2.3 million of convertible notes referred to in paragraph (1) above converted into 8,165,963 shares of Series A convertible preferred stock at a conversion price equal to $0.2856, representing a 15% discount to the purchase price.

(3)	In May 2014, pursuant to an asset purchase agreement, the Registrant issued an aggregate of 17,858,550 shares of its common stock as consideration for the acquisition of certain assets of Seachaid Pharmaceuticals, Inc.

(4)	In June 2014, pursuant to a second closing under the Series A convertible preferred stock purchase agreement referred to in paragraph (2) above, the Registrant received net proceeds of $2.0 million, for which it issued 6,026,784 shares of Series A convertible preferred stock, at a purchase price of $0.336 per share.

(5)	From December 6, 2012 to April 22, 2014, the Registrant issued an aggregate of 2,092,000 shares of restricted stock under its 2013 equity incentive plan, as amended (the “2013 Plan”), to its employees, directors and consultants,

(6)	From December 6, 2012 to December 31, 2014, the Registrant granted stock options under its 2013 Plan, to purchase up to an aggregate of 26,222,674 shares of its common stock to its employees, directors and consultants, at a weighted-average exercise price of $0.09 per share. Through December 31, 2014, 8,210,205 shares of common stock were issued upon the exercise of options granted to certain employees, directors and consultants of the Registrant and the payment of $738,918 to the Registrant was made.

The offers, sales and issuances of the securities described in paragraphs (1) through (4) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

The offers, sales and issuances of the securities described in paragraphs (5) and (6) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were employees, directors or bona fide consultants of the Registrant and received the securities under the Registrant’s 2013 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended and as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation to become effective upon closing of this offering.

3.3	Bylaws, as currently in effect.

3.4†	Form of Amended and Restated Bylaws to become effective upon closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2†	Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated May 30, 2014.

4.3†	First Amendment to Amended and Restated Investor Rights Agreement, by and among the Registrant and certain of its stockholders, dated December 23, 2014.

4.4	Warrant to Purchase Stock issued to Comerica Bank, dated December 29, 2014.

5.1†	Opinion of Cooley LLP.

10.1†+	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2†+	2015 Equity Incentive Plan and Form of Grant Notice, Stock Option Agreement and Notice of Exercise thereunder.

10.3†+	2015 Employee Stock Purchase Plan.

10.4+	2013 Stock Option and Grant Plan and Form of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder, as amended.

10.5+	Amended and Restated Employment Letter Agreement by and between the Registrant and Jeffrey Stein, Ph.D., dated July 12, 2014.

10.6+	Consulting and Independent Contractor Agreement by and between the Registrant and Kevin Judice, dated January 28, 2015.

10.7+	Amended and Restated Employment Letter Agreement by and between the Registrant and Kevin Forrest, Ph.D, dated July 18, 2014.

10.8	Employment Letter Agreement by and between the Registrant and Ken Bartizal, Ph.D, dated June 26, 2014.

10.9+	Employment Letter Agreement by and between the Registrant and Paul Daruwala, dated December 17, 2014.

10.10+	Employment Letter Agreement by and between the Registrant and Dirk Thye, M.D., dated July 15, 2014.

10.11	Loan and Security Agreement by and between Registrant and Comerica Bank, dated December 29, 2014.

10.12	Asset Purchase Agreement by and between Registrant and Seachaid Pharmaceuticals, Inc., dated May 30, 2014.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

10.13	Addendum to Asset Purchase Agreement by and between Registrant and Seachaid Pharmaceuticals, Inc. dated September 23, 2014 and deemed effective as of May 30, 2014.

10.14	Standard Industrial/Commercial Multi-Tenant Lease by and between the Registrant and Nancy Ridge Technology Center, L.P., dated June 9, 2014.

10.15	First Amendment to Lease by and between the Registrant and Nancy Ridge Technology Center, L.P., dated June 9, 2014.

23.1†	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the     th day of                     , 2015.

Cidara Therapeutics, Inc.

Jeffrey Stein, Ph.D President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Stein, Ph.D and Kevin Forrest, Ph.D, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Jeffrey Stein, Ph.D	President, Chief Executive Officer (Principal Executive Officer)	, 2015

Kevin Forrest, Ph.D	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)	, 2015

Marc Wilson	Director of Finance and Corporate Controller (Principal Accounting Officer)	, 2015

Scott M. Rocklage, Ph.D	Chairman of the Board of Directors	, 2015

Daniel D. Burgess	Member of the Board of Directors	, 2015

Steven A. Elms	Member of the Board of Directors	, 2015

Patrick Heron	Member of the Board of Directors	, 2015

Nina Kjellson	Member of the Board of Directors	, 2015

Theodore R. Schroeder	Member of the Board of Directors	, 2015